Exhibit 2.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

dated as of June 17, 2019

by and among

ISLE OF CAPRI CASINOS LLC,

MTR GAMING GROUP, INC.,

CENTURY CASINOS, INC.,

VICI PROPERTIES L.P.,

AND

SOLELY FOR PURPOSES OF SECTION 9.17,

ELDORADO RESORTS, INC.

i

SCHEDULES

Schedule I	Company Interests

EXHIBITS

Exhibit A	Form of Non-Foreign Certificate

Exhibit B	Form of Assignment Agreement

Exhibit C	Title Policies

Exhibit D	Form of Trademark License Agreement

Exhibit E	Form of Transition Services Agreement

Exhibit F	Form of Sellers Officer Certificate

Exhibit G	Form of Trademark and Domain Name Assignment Agreement

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of June 17, 2019, by and among MTR Gaming Group, Inc., a Delaware corporation (“MTR”), Isle of Capri Casinos LLC, a Delaware limited liability company (“IOC” and together with MTR, each a “Seller”, collectively the “Sellers”), Century Casinos, Inc., a Delaware corporation (“Buyer”), VICI Properties L.P., a Delaware limited partnership (the “PropCo” and together with Buyer, each, an “Acquiror” and, collectively, the “Acquirors”) and, solely for purposes of Section 9.17, Eldorado Resorts, Inc., a Nevada corporation (“Parent”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 9.1.

WHEREAS, Parent is the sole member and record and beneficial owner of 100% of the equity interests of IOC and MTR;

WHEREAS, MTR is the record and beneficial owner of 100% of the outstanding equity interests (the “MTR Interests”) of Mountaineer Park, Inc., a West Virginia corporation (“Mountaineer”);

WHEREAS, IOC, as of the date of this Agreement, is the record and beneficial owner of 100% of the outstanding equity interests (the “IOC Interests”) of IOC-Caruthersville, LLC, a Missouri limited liability company (“IOC-Caruthersville”), and IOC-Cape Girardeau, LLC, a Missouri limited liability company (“IOC-CG”);

WHEREAS, immediately prior to the consummation of the Real Estate Purchase Transaction (defined below), Parent intends to effect an internal restructuring of its corporate structure (the “Restructuring”), whereby the following will occur: (a) IOC will form a new Delaware corporation (“Target Corporation 1”) as a wholly-owned subsidiary of IOC; (b) IOC will form a new Delaware corporation (“Target Corporation 2,” and each of Mountaineer, IOC-Caruthersville, and IOC-CG, and if the Restructuring occurs, Target Corporation 1 and Target Corporation 2, a “Company” and collectively such entities are referred to herein as the “Companies”) as a wholly-owned subsidiary of IOC; (c) IOC will contribute 100% of the outstanding equity interests of IOC-Caruthersville to Target Corporation 1 whereafter IOC-Caruthersville will be a wholly-owned subsidiary of Target Corporation 1; and (d) IOC will contribute 100% of the outstanding equity interests of IOC-CG to Target Corporation 2 whereafter IOC-CG will be a wholly-owned subsidiary of Target Corporation 2;

WHEREAS, if the Restructuring is effected, IOC will be the record and beneficial owner of 100% of the outstanding equity interests of Target Corporation 1 and Target Corporation 2 (the “Target Corporation Interests”);

WHEREAS, Buyer desires to purchase from the Sellers, and the Sellers desire to sell to Buyer, all of the Company Interests, on the terms and subject to the conditions contained herein (the “Company Interests Sale”); and

WHEREAS, immediately prior to the consummation of the Company Interests Sale, the Companies and PropCo wish to effect the sale of the Transferred Real Estate Assets on the terms and subject to the conditions set forth in the Real Estate Purchase Agreement, which is being entered into concurrently herewith (the “Real Estate Purchase Agreement” and such transaction, the “Real Estate Purchase Transaction”);

NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I

PURCHASE AND SALE OF COMPANY INTERESTS

Section 1.1    Purchase and Sale of Company Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, each Seller shall sell, transfer and deliver to Buyer free and clear of all Liens (other than restrictions under applicable securities Laws and Gaming Laws), and Buyer shall purchase from each of the Sellers, the Company Interests set forth opposite each such Seller’s name on Schedule I attached hereto, for the purchase price applicable to such Company Interests set forth on Schedule I attached hereto (the aggregate of such amounts, as adjusted in accordance with Section 7.2(a), the “Base Purchase Price”). As used herein, (a) the aggregate purchase price for the Company Interests (the “Purchase Price”) shall be an amount equal to (i) the Base Purchase Price plus (ii) the amount (if any) by which the Closing Working Capital exceeds the Target Working Capital, minus (iii) the amount (if any) by which the Target Working Capital exceeds the Closing Working Capital and (b) the “Closing Payment” shall be an amount equal to (i) the Base Purchase Price, plus (ii) the amount (if any) by which the Estimated Working Capital exceeds the Target Working Capital, minus (iii) the amount (if any) by which the Target Working Capital exceeds the Estimated Working Capital.

Section 1.2    Time and Place of Closing. Unless this Agreement is earlier terminated pursuant to Article VII, the closing of the transactions contemplated by (i) this Agreement and the Company Interests Sale and (ii) the Real Estate Purchase Agreement and the Real Estate Purchase Transaction (the “Closing”), shall take place at 10:00 a.m. Pacific Time on such date as shall be designated by the Sellers and that is no later than 10:00 a.m. Pacific Time on the tenth (10th) Business Day following satisfaction or waiver of all the conditions set forth in Article VII (other than those conditions intended to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), at the offices of Milbank LLP, 2029 Century Park East, 33rd Floor, Los Angeles, California 90067 unless another time or place shall be agreed to by the parties (the “Closing Date”). The Sellers shall deliver written notice to Acquirors specifying the Closing Date no later than five (5) Business Days prior to such Closing Date. The Closing shall be effective as of a time mutually agreed upon by the parties (subject to any requirements of applicable Gaming Authorities) (the “Effective Time”).

Section 1.3    Closing Transactions.

(a)    At the Closing, but immediately prior to the consummation of the Company Interests Sale and in exchange for the Real Estate Purchase Price, the Companies and PropCo (or its designee or designees) shall perform their respective obligations under the Real Estate Purchase Agreement (except to the extent waived), and thereby effect the Real Estate Purchase Transaction in accordance with and subject to the terms and conditions set forth in the Real Estate Purchase

Agreement (including the conditions set forth in Article V thereof). The transactions contemplated by this Agreement and the Real Estate Purchase Agreement are referred to herein as the “Transactions.”

(b)    At or prior to the Closing, Buyer shall pay the Closing Payment to the Sellers by wire transfer of immediately available funds to the account(s) designated in writing by the Sellers at least two (2) Business Days prior to the Closing Date.

(c)    Buyer shall deliver or cause to be delivered:

(i)    to the Sellers, counterparts to the Transition Services Agreement, duly executed by Buyer;

(ii)    to the Sellers, counterparts to the Trademark License Agreement, duly executed by Buyer;

(iii)    to the Sellers, the certificates required by Section 6.3(a)(i) and (b)(i); and

(iv)    to the Sellers, evidence reasonably satisfactory to the Sellers that Buyer has obtained all Gaming Approvals required to consummate the Transactions.

(d)    The Sellers shall deliver, or cause to be delivered:

(i)    to Buyer, counterparts to the Transition Services Agreement, duly executed by Parent;

(ii)    to Buyer, counterparts to the Trademark License Agreement, duly executed by the Sellers;

(iii)    to Buyer, to the extent certificated, the original stock, limited liability company interest or partnership interest certificates representing the Company Interests, duly endorsed in favor of Buyer or its designee;

(iv)    to the Acquirors, the certificates required by Section 6.2(a) and (b);

(v)    to the Acquirors, a properly completed IRS Form W-9 for each Seller (or, if a Seller is a disregarded entity for U.S. federal income tax purposes, its regarded owner) certifying that such Seller (or regarded owner) is not subject to backup withholding and a certification of its status as a non-foreign person in the form attached hereto as Exhibit A (the “Non-Foreign Certificate”) in accordance with Treasury Regulations Section 1.1445-2(b);

(vi)    to Buyer, an executed and delivered assignment agreement from each Seller in the form attached hereto as Exhibit B (each, an “Assignment Agreement”) assigning such Seller’s interest in the Company Interests to Buyer;

(vii)    to the Acquirors, evidence from each of the Sellers reasonably satisfactory to the Title Company and Acquirors regarding due organization and the due authorization of the Transactions, to the extent required by the Title Company;

(viii)    to PropCo, such customary affidavits as the Title Company may reasonably require in order to issue the Title Policy, including such affidavits as the Title Company may reasonably require to issue a non-imputation endorsement;

(ix)    to Buyer, evidence of the resignation or removal, effective as of the Closing Date, of each director, officer or manager of each Company, as applicable, unless otherwise designated by Buyer in advance in writing no less than five (5) Business Days prior to the Closing Date;

(x)    to the Acquirors, the third-party consents listed on Schedule 1.3(d) obtained by the Sellers with respect to the Company Interests, the Real Property or the consummation of the Transactions;

(xi)    to the Acquirors, a USB drive containing a copy of the Merrill DataSite;

(xii)    to the Acquirors, the items identified in Section 6.2(f);

(xiii)    to the Buyer, written evidence reasonably satisfactory to the Buyer demonstrating that the Restructuring has been completed (to the extent the Restructuring has been effected);

(xiv)    to PropCo, on or prior to the Closing Date, a certificate of the Sellers’ chief financial officer (or other officer vested with similar duties) in the form of Exhibit F (it being understood that the representations or warranties included in such certificate shall not form the basis for any indemnification claims of any Acquiror Indemnified Party under Article VII); and

(xv)    to Buyer, an executed and delivered trademark and domain assignment agreement from MTR in the form attached hereto as Exhibit G.

(e)    The Sellers shall deliver, or cause to be delivered, to PropCo all agreements, documents, instruments or certificates required to be delivered by the Seller at or prior to the Closing pursuant to Section 3.3 of the Real Estate Purchase Agreement.

(f)    PropCo shall deliver to the Sellers the certificates required by Section 6.3(a)(ii) and (b)(ii).

(g)    To the extent required by applicable Gaming Laws or Gaming Authorities, the Sellers and Acquirors shall prepare a detailed closing memorandum and submit it to the applicable Gaming Authorities with sufficient time to allow their review and approval and completion of the items set forth in such closing memorandum prior to the Closing Date.

Section 1.4    Purchase Price Adjustments.

(a)    Not more than seven (7) Business Days nor less than three (3) Business Days prior to the Closing Date, the Sellers shall deliver to Buyer a statement showing the Sellers’ good faith estimate of the Estimated Working Capital, including the calculation thereof in reasonable detail calculated using the same methodology as the calculation set forth on Schedule 1.4.

(b)    Prior to the Closing on the Closing Date (at such time as mutually agreed by Buyer and the Sellers or as otherwise dictated by applicable Gaming Authorities), the Sellers shall conduct a cash count and the drop of each Company’s gaming device “hoppers” as well as a count of each Company’s liability for all outstanding chips, tokens, tickets and similar cash equivalents (“Seller’s Chips”). A Representative of Buyer may, subject to applicable Gaming Laws, be present to observe such cash count, hopper drop count, and Seller’s Chips liability count if it so elects. Such cash count, hopper drop, and Seller’s Chips count shall be conclusive and binding upon the Sellers and Buyer, absent manifest error, and shall be used in the preparation of Closing Working Capital that is contained in the Post-Closing Statement (it being understood that the aggregate value of all outstanding Seller’s Chips will constitute a current liability of such Company in connection with the calculation of Closing Working Capital). Within three (3) Business Days after the Closing Date, each Seller shall provide Buyer a list of all outstanding such Seller’s Chips in sufficient detail for Buyer to determine the type, number, and denomination of each of Seller’s Chips.

(c)    Within forty-five (45) days after the Closing Date, Buyer will prepare (or cause to be prepared) and deliver to the Sellers a statement (the “Post-Closing Statement”) showing Buyer’s calculation of Closing Working Capital, including the calculation thereof in reasonable detail calculated using the same methodology as the calculation set forth on Schedule 1.4. The parties acknowledge that the purpose of preparing the Post-Closing Statement and determining the Closing Working Capital and the related purchase price adjustment contemplated by this Section 1.4 is to measure changes in the Adjusted Working Capital, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Post-Closing Statement or determining Adjusted Working Capital. Buyer shall promptly provide to the Sellers such backup or supporting data relating to the preparation of the Post-Closing Statement and the calculation of Closing Working Capital reflected thereon as the Sellers may request. Buyer shall also provide the Sellers and their Representatives with such reasonable access to the books, records and personnel of each Purchased Company, at reasonable times and upon reasonable notice, as the Sellers may request for the purposes of evaluating the Post-Closing Statement and Buyer’s calculation of Closing Working Capital.

(d)    The Sellers shall, within the forty-five (45) day period (the “Acceptance Period”) following receipt of such Post-Closing Statement, notify Buyer of its acceptance or non-acceptance (as the case may be) of the Post-Closing Statement and the calculation of Closing Working Capital reflected thereon; provided, however, that in the event that any backup or supporting data has been requested by the Sellers in accordance with Section 1.4(c) but not provided to the Sellers by the end of the Acceptance Period, then the Acceptance Period shall automatically be extended until the date that is ten (10) Business Days following the date such backup or supporting data is received by the Sellers. If no such notice is delivered to Buyer by the Sellers within the Acceptance Period, the Post-Closing Statement and the calculation of Closing

Working Capital reflected thereon shall be deemed to have been accepted by the Sellers and shall be binding thereon for all purposes of this Agreement. If the Post-Closing Statement and the calculation of Closing Working Capital reflected thereon are accepted or deemed to have been accepted by the Sellers, then payment of any related amounts, as contemplated by this Section 1.4(d), shall be made pursuant to Section 1.4(f). If the Sellers give notice (a “Dispute Notice”) to Buyer within the Acceptance Period that the Sellers do not agree with or otherwise do not accept the calculation of Closing Working Capital reflected on the Post-Closing Statement, the Sellers shall describe in such Dispute Notice the nature of any disagreement so asserted. Buyer and the Sellers shall endeavor in good faith to resolve all such disagreements within the thirty (30) day period (the “Negotiating Period”) following the delivery by the Sellers of such Dispute Notice.

(e)    If Buyer and the Sellers are unable to resolve any disagreements regarding the Post-Closing Statement and the calculations reflected thereon within the Negotiating Period, then all such disputes shall be promptly referred to a nationally recognized independent accounting firm as is mutually acceptable to Buyer and the Sellers (the “Neutral Accounting Firm”). The Neutral Accounting Firm shall be instructed only to resolve all outstanding disagreements relating to the Post-Closing Statement and the calculation of Closing Working Capital reflected thereon, and shall be instructed not to otherwise investigate such matters independently or introduce different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies in connection therewith. The Neutral Accounting Firm shall investigate only those items that are in dispute and shall not assign a value to any item that is (A) greater than the greatest value for such item claimed by either of Buyer or the Sellers or (B) lower than the lowest value for such item claimed by either of Buyer or the Sellers. The Neutral Accounting Firm’s determination shall be based only upon written submissions by Buyer and the Sellers, and not upon an independent review by the Neutral Accounting Firm. The parties shall instruct the Neutral Accounting Firm, acting as experts and not as arbitrators, to render its determination within thirty (30) Business Days of the referral of such matter thereto, and the determination of the Neutral Accounting Firm shall be final and binding upon Buyer and the Sellers for all purposes of this Agreement. Judgment may be entered upon the determination of the Neutral Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. Neither Buyer nor the Sellers shall have any ex parte communications or meetings with the Neutral Accounting Firm without the prior consent of Buyer (in the case of the Sellers) or the Sellers (in the case of Buyer). The fees and expenses of the Neutral Accounting Firm shall be borne one-half by Buyer, on the one hand, and one-half by the Sellers, on the other hand. The fees and expenses of the Sellers and their respective Representatives incurred in connection with the Post-Closing Statement and any Dispute Notice shall be borne by the Sellers, and the fees and expenses of Buyer and its Representatives in connection with the Post-Closing Statement and any Dispute Notice shall be borne by Buyer.

(f)    No more than five (5) Business Days following the final determination of Closing Working Capital, (A) if the finally determined Closing Working Capital exceeds the Estimated Working Capital (such amount, the “Actual Surplus”), then Buyer shall pay to the Sellers, by wire transfer of immediately available funds to such account or accounts as may be designated by the Sellers to Buyer in writing, an amount equal to such Actual Surplus, or (B) if the finally determined Closing Working Capital is less than the Estimated Working Capital (such amount, the “Actual Deficiency”), then the Sellers shall pay to Buyer an amount equal to such Actual Deficiency by wire transfer of immediately available funds to such account or accounts as may be designated by Buyer to the Sellers in writing.

(g)    For the avoidance of doubt, it is understood and agreed that PropCo shall not be obligated to pay any amount or be subject to any liability to Sellers, Buyer or any other Person with respect to the calculation of Closing Working Capital as set forth in this Section 1.4 or for any amounts to be paid to Buyer or Sellers as the Actual Surplus or Actual Deficiency pursuant to Section 1.4(f).

Section 1.5    Allocation of Purchase Price. Within ninety (90) days following the final determination of Closing Working Capital, Buyer shall deliver to the Sellers a schedule (the “Allocation Schedule”) allocating the Purchase Price among the assets of the Purchased Companies and their Subsidiaries (including any Liabilities of the Purchased Companies and their Subsidiaries properly taken into account as part of the Purchase Price for U.S. federal income tax purposes) after giving effect to the Real Estate Purchase (the “Proposed Allocation”). The Allocation Schedule shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and the allocation of the Base Purchase Price among the Company Interests as set forth in Schedule I attached hereto. The Sellers shall accept and agree to the Proposed Allocation unless any one or more of the Sellers, acting in good faith, object to the Allocation Schedule, in which case such Seller or Sellers (as the case may be) shall, within fifteen (15) Business Days after receipt of the Allocation Schedule, deliver written notice to Buyer of such objection. Such notice shall specify in reasonable detail the items in the Allocation Schedule to which the Sellers object and the basis for such objection. If within such fifteen (15)-day period the Sellers so notify Buyer, the Sellers and Buyer shall negotiate in good faith to resolve the disputed matters. If the Sellers and Buyer are able to resolve the disputed matters within thirty (30) days following Buyer’s receipt of the Sellers’ notice of objection, the Sellers and Buyer shall revise the Allocation Schedule to reflect such resolution, and the revised Allocation Schedule shall be final and binding upon the parties to this Agreement. Buyer and the Sellers agree to (a) be bound by any final and binding Allocation Schedule established in accordance with this Section 1.5 (the “Final Allocation Schedule”), (b) act in accordance with the Final Allocation Schedule in the filing of all Tax Returns and in the course of any Tax audit, Tax examination or Tax litigation relating thereto, and (c) take no position and cause their Affiliates to take no position inconsistent with the Final Allocation Schedule for Tax purposes, unless otherwise required by a change in Law or pursuant to the good faith resolution of a Tax contest. If the Sellers and Buyer fail to reach agreement despite their good faith efforts within thirty (30) days following Buyer’s receipt of the Sellers’ notice of objection, then the Sellers, on the one hand, and Buyer, on the other hand, shall each be entitled to determine in their sole discretion the allocation of the Purchase Price among the assets of the Purchased Companies and their Subsidiaries in any manner, and the Sellers, on the one hand, and Buyer, on the other hand, shall have no liability to the other with respect to such determination or allocation.

Section 1.6    Withholding. Notwithstanding anything in this Agreement to the contrary, each Acquiror shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable pursuant to this Agreement or the Real Estate Purchase Agreement such amounts as such Acquiror has reasonably determined it is required to deduct and withhold with respect to the making of any such payment under the Code or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts are to be treated for all purposes of this Agreement and the Real Estate Purchase Agreement as having been paid to the Person in respect of which such deduction and withholding was made. As of the date hereof and assuming that the Acquirors receive at or prior to the Closing the documents described in Section 1.3(d)(v), no Acquiror is aware of any withholding Taxes that may become due and payable in connection with the Transactions. If an Acquiror intends to deduct or withhold any Tax as required by Law from any payment made to the Sellers in connection with the Transactions, such Acquiror shall (i) provide the Sellers at least five (5) Business Days advance notice of its intent to withhold such amounts, (ii) provide the legal basis for such withholding, (iii) provide a reasonable opportunity for the Sellers or other recipient to provide forms, documents or other evidence that would mitigate, reduce or eliminate such deduction or withholding and (iv) use commercially reasonable efforts to cooperate with the Sellers or other recipient and the advisors thereof, as applicable, to mitigate, reduce or eliminate such deduction or withholding; provided, however, that if the Sellers have delivered to the Acquirors the Non-Foreign Certificate, no Acquiror shall withhold from any payment hereunder any amounts pursuant to Section 1445 of the Code. To the extent that any party deducts and withholds any amounts payable pursuant to this Agreement, such party shall provide reasonable evidence to the other parties of payment of such amounts to the applicable Governmental Entity.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers, jointly and severally, hereby represent and warrant to Acquirors that the following representations and warranties are true and correct as of the time of execution of this Agreement, except as set forth herein and in the Disclosure Schedules delivered to Acquirors on the date of this Agreement (the “Disclosure Schedules”) (which Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections of this Agreement and the disclosure in any section shall qualify other sections of this Agreement to the extent it is reasonably discernible from such disclosure that it is applicable thereto); it being understood that for purposes of this Article II, the term “Company” or “Companies” shall not include Target Corporation 1 or Target Corporation 2:

Section 2.1    Organization. Each Seller and each Company is, and when formed each Target Corporation will be, duly organized, validly existing and in good standing under the Laws of its state of formation and has (or, with respect to each Target Company, will have) the requisite corporate, limited partnership or limited liability company, as applicable, power and authority to own, operate and lease its properties and assets and to carry on its business as now being conducted. Each Company is, and when formed each Target Corporation will be, duly qualified or licensed to do business and is, or will be when formed, in good standing in the jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Material Adverse Effect. Each Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not materially impair or delay the Closing.

Section 2.2    Authority; No Conflict; Required Filings and Consents.

(a)    Each Seller has all requisite corporate or limited liability company power and authority, as applicable, to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the agreements contemplated hereby and the consummation by each Seller of the Transactions have been duly authorized by all necessary action on the part of such Seller. This Agreement has been duly executed and delivered by each Seller and constitutes the valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b)    The execution and delivery of this Agreement does not, and the consummation of the Transactions will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of any Seller or Company, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any Material Contract or Lease Document, or (iii) subject to the governmental filings and other matters referred to in Section 2.2(c), conflict with or violate any Law applicable to any Seller or Company, except in the case of clauses (ii) and (iii) for any such breaches, violations, defaults, terminations, cancellations, acceleration, losses or failure to obtain any such consent or waiver that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

(c)    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required on the part of any Seller or Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) those required under the Gaming Laws (including all Gaming Approvals), (iii) such consents, approvals, orders, authorizations, registrations, declarations, filings or permits related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco products or the renaming or rebranding of the operations at any Property, (iv) such other petitions, consents, approvals, orders, authorizations, registrations, declarations, filings or permits as may be required under the Laws of any jurisdiction in which any of the Sellers or Companies conduct any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect and (v) any petitions, consents, approvals, orders, authorizations, registrations, declarations, filings or permits required by the Acquirors or any of their respective Subsidiaries, Affiliates or key employees (including under the Gaming Laws).

Section 2.3    Capitalization.

(a)    The issued and outstanding equity interest of each Company and the legal and beneficial ownership thereof is listed on Schedule 2.3. Each Seller owns of record and beneficially all of the Company Interests set forth opposite such Seller’s name on Schedule 2.3, free and clear of all Liens other than Permitted Encumbrances. Assuming Buyer has the requisite power and authority to be the lawful owner of the Company Interests, upon consummation of the Transactions in accordance with the terms hereof, such Seller will deliver to Buyer good and valid title to the Company Interests, free and clear of all Liens, except for Liens created by or on behalf of or claiming through or under Buyer and restrictions imposed under applicable securities Laws or Gaming Laws. No Company directly or indirectly owns any capital stock or other equity interests in any corporation, partnership or other entity.

(b)    All of the issued and outstanding equity interests of each of the Companies have been, or with respect to Target Corporation 1 and Target Corporation 2 will be when issued, duly authorized, validly issued, fully-paid, non-assessable and free of preemptive rights. Other than the Company Interests, there are not issued, reserved for issuance or outstanding any (i) limited liability company interests of, or other voting interests in any of the Companies, Target Corporation 1 and Target Corporation 2, (ii) securities convertible into or exchangeable or exercisable for equity interests of any of the Companies, Target Corporation 1 and Target Corporation 2, (iii) options, warrants, contracts, pledges, calls, puts, or other rights to purchase or subscribe for equity interests of, or securities convertible into or exchangeable or exercisable for equity interests of, any of the Companies, Target Corporation 1 and Target Corporation 2 or (iv) Contracts or other obligations of any kind to which any of the Sellers is party requiring the issuance after the date hereof of (A) any equity interests of any of the Companies, and, when formed, Target Corporation 1 and Target Corporation 2 (B) any convertible or exchangeable or exercisable security of the type referred to in clause (ii), or (C) any options, warrants, contracts, pledges, calls, puts, or rights of the type referred to in clause (iii).

(c)    If the Restructuring is effected, as of immediately prior to the Closing, IOC will own 100% of the outstanding equity interests in Target Corporation 1 and Target Corporation 2, free and clear of all Liens other than Permitted Encumbrances.

Section 2.4    Financial Statements; Undisclosed Liabilities.

(a)    Schedule 2.4 contains (a) a true and complete copy of each Company’s unaudited consolidated balance sheet as of December 31, 2018 (the “Balance Sheet Date”) and consolidated income for the twelve months then ended (collectively the “Annual Financial Statements”) and (b) a true and complete copy of each Company’s unaudited consolidated balance sheet as of March 31, 2019 (the “Interim Financial Statements,” and together with the Annual Financial Statements, the “Financial Statements”). The Annual Financial Statements were prepared in accordance with GAAP in effect at the time of such preparation (except as disclosed in the notes thereto), applied on a consistent basis throughout the periods involved and fairly present in all material respects the consolidated financial position and results of operations of the applicable Company as of such date and for the period covered thereby. The Interim Financial Statements were based upon information contained in the applicable Company’s books and records and fairly present in all material respects the consolidated financial position and results of operations of the applicable Company as of such dates and for the period covered thereby, subject to normal period-end adjustments and the absence of footnote disclosure. Parent and the Sellers have devised and maintain a system of internal accounting controls with respect to the business of each of the Companies sufficient to provide reasonable assurances (i) regarding prevention or timely detection of unauthorized acquisition, use or disposition of each such Company’s assets that could have a material effect on such Company’s financial statements, (ii) that transactions are recorded as necessary to permit preparation of financial statements (A) in accordance with GAAP and (B) to maintain accountability for material assets, (iii) that receipts and expenditures of each of the Companies are being made only in accordance with the authorization of management of each such Company.

(b)    No Company has any Liabilities, whether or not accrued or unaccrued or contingent, required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP other than Liabilities (i) reflected or reserved for on the balance sheet (or in the notes thereto) included in the Interim Financial Statements, (ii) incurred in the Ordinary Course of Business after the date of the Interim Financial Statements, (iii) incurred in connection with the Transactions or (iv) that, individually or in the aggregate, would not be material to such Company.

(c)    If the Restructuring is effected, as of the Closing, other than any assets and Liabilities incident to its formation or the Restructuring, Target Corporation 1 will have no assets or Liabilities other than 100% of the outstanding equity interests of IOC-Caruthersville and Target Corporation 2 will have no assets or Liabilities other than 100% of the outstanding equity interests of IOC-CG.

Section 2.5    Taxes.

(a)    Each Company has timely filed or will timely file (taking into account any applicable extension of time within which to file) with the appropriate taxing authorities all material Tax Returns that are required to be filed by, or with respect to, such Company prior to the Closing Date and has paid all material Taxes due and payable by it (whether or not shown as due on any Tax Return).

(b)    Each Company has withheld and paid over to the appropriate authorities all material Taxes required to be withheld and paid over by it in connection with any amounts paid or owing to any employee, creditor, independent contractor, customers or other third party, and in so doing has issued any required information Tax Returns related to those withholdings and payments to such employees, creditors, independent contractors, customers or other third parties.

(c)    Each of IOC-Caruthersville and IOC-CG is treated as a disregarded entity for U.S. federal and Missouri state income Tax purposes.

(d)    As of the date of this Agreement, (i) there is no action, suit, proceeding, investigation, audit or written claim now pending against any Company in respect of any Tax and (ii) no written notice of any such threatened action, suit, proceeding, investigation, audit or claim has been received by any Company from any Tax authority.

(e)    There are no Liens for Taxes (other than Taxes not yet due and payable) upon the assets of any Company.

(f)    No Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (1) “closing agreement” as described in Section 7121 of the Code (or any similar provision of any applicable Law) or other similar agreement with a Governmental Entity executed prior to the Closing; (2) installment sale or open transaction disposition made prior to the Closing; or (3) prepaid amount received prior to the Closing.

(g)    No Company is a party to or bound by any Tax Sharing Agreement other than any such agreement exclusively between or among the Companies. No Company or any predecessor thereof is liable for any Tax of any taxpayer other than a Company (i) under Treasury Regulations section 1.1502-6 (or any similar provision of any applicable Law) other than as a result of being in an Affiliated Group in which such Company is currently a member or (ii) as a transferee or successor or by operation of Law (other than as described in clause (i)).

(h)    No Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code during the two-year period ending on the date hereof.

(i)    No written claim has been made by any Governmental Entity in a jurisdiction where any Company does not file a particular type of Tax Return (or pay a particular type of Tax) that any of the Companies is or may be required to file such type of Tax Return in that jurisdiction (or pay a particular type of Tax).

(j)    No Company has made any written requests for rulings or determinations, with respect to any Tax of any of the Companies that are currently pending before a Governmental Entity.

(k) Mountaineer will be part of the “selling consolidated group” (within the meaning of Code Section 338(h)(10)(B)) that includes MTR.

Section 2.6    Real Property and Vessels.

(a)    Schedule 2.6(a) is a correct and complete list of all real property owned by each Company (such real property owned by Mountaineer, together with all Conveyed Real Property related thereto, being referred to as the “Mountaineer Property”; such real property owned by IOC-Caruthersville, together with all Conveyed Real Property related thereto, the “IOC-Caruthersville Owned Property”; and such real property owned by IOC-CG, together with all Conveyed Real Property related thereto, the “IOC-CG Owned Property”; and each of the Mountaineer Property, the IOC-Caruthersville Owned Property and IOC-CG Owned Property, a “Owned Real Property” and collectively, the “Owned Real Properties”). Schedule 2.6(a) is a correct and complete list of all real property leased, subleased, licensed or occupied by any Company as a lessee, sublessee, licensee, permittee or occupant (such real property leased by IOC-Caruthersville, together with all Conveyed Real Property related thereto, the “IOC-Caruthersville Leased Property”; and such real property leased by IOC-CG, together with all Conveyed Real Property related thereto, the “IOC-CG Leased Property”; and each of the IOC-Caruthersville Leased Property and IOC-CG Leased Property, a “Leased Property” and collectively, the “Leased Properties”). The IOC-Caruthersville Owned Property together with the IOC-Caruthersville Leased Property is referred to as the “IOC-Caruthersville Property” and the IOC-CG Owned Property together with the IOC-CG Leased Property is referred to as the “IOC-CG Property. The Owned Real Properties and Leased Properties are collectively, the “Real Properties” and each is a “Real Property”. There is no real property leased by any Company as lessee or sublessee other than as set forth on Schedule 2.6(a). Schedule 2.6(a) is a correct and complete list of all Real Properties utilized or required by any Company for the normal and customary operation of any Seller’s or Company’s business as of the date hereof. Each Company has good, marketable and valid fee title to its Owned Real Property, and a good and valid leasehold interest in its Leased Property, in each case free and clear of any and all Liens and Encumbrances, except for the Permitted Encumbrances.

(b)    Schedule 2.6(b) is a correct and complete list of all Real Estate Leases (as such term is defined in the Real Estate Purchase Agreement). True and correct copies of the Real Estate Leases have been made available to Acquirors. No Company nor, to the knowledge of the Sellers, any landlord or other party, is in default under any Real Estate Lease. No Seller or Company has given or received any written notice of default under any of the Real Estate Leases or given or received any written notice that any Person intends to terminate or cancel any Real Estate Lease or any assertion of any offset, counterclaim or deduction to the payment of rent that remains outstanding and, to the knowledge of the Sellers, no such right of offset, counterclaim or deduction exists, in each case, except as set forth on Schedule 2.6(b).

(c)    Each Company has good, valid and marketable title to its Vessels, free and clear of all Liens and Encumbrances (other than Permitted Encumbrances). Prior to the date hereof, the Companies have made available to Acquirors correct and complete copies of the Vessel Title Reports. The Vessels are free from any use or occupancy restrictions that would impair in any material respect their current use. No rights or options have been granted by any Seller or its Affiliates to others to purchase, lease or otherwise acquire any interest in the Vessels. There are no lawsuits pending and, to the knowledge of the Sellers, there are no lawsuits threatened in writing which would materially affect any Vessel or their respective titles and the sale of the Vessels is not in violation of any Law, regulation, agreement or undertaking.

(d)    Schedule 2.6(d) is a correct and complete list of all documents and agreements pursuant to which each Company leases, licenses, subleases or permits the occupancy of all or any portion of the Real Property to another Person, together with all amendments, modifications, extensions, renewals, and replacements thereof, and other documents and agreements relating thereto (collectively, the “Lease Documents”). True and correct copies of the Lease Documents have been made available to Acquirors. No Company nor, to the knowledge of the Sellers, any landlord or other party, is in default under any Lease Documents. No Seller or Company has given or received any written notice of default under any of the Lease Documents or given or received any written notice that any Person intends to terminate or cancel any Lease Documents or any assertion of any offset, counterclaim or deduction to the payment of rent that remains outstanding and, to the knowledge of the Sellers, no such right of offset, counterclaim or deduction exists, in each case, except as set forth on Schedule 2.6(d).

(e)    There are no unpaid monetary obligations owed to any Person or any tenant improvement (or similar) allowances in connection with the current term of any Real Estate Lease or Lease Document entered into prior to the date hereof.

(f)    Except as otherwise disclosed in written materials provided or made available to Acquirors through the Merrill DataSite, to the Sellers’ knowledge, the Real Property and the Vessels (including the use and operation thereof, as well as any caissons, piers, docks, piles, coffered cells and other mooring facilities ancillary thereto) are not in violation, in any material respect, of any applicable zoning or other Laws.

(g)    There are no options to purchase, rights of first refusal, options to lease, Contracts, commitments, letters of intent or other obligations outstanding for the sale, exchange, material encumbrance (other than Permitted Encumbrances), lease, sublease or transfer of the Real Property or Vessels, or any portion thereof or interest therein except as set forth in the Lease Documents, as disclosed on Schedule 2.6(d), or as permitted by this Agreement.

(h)    All material certifications, permits, licenses and approvals, including certificates of completion and occupancy required of each Company for the legal use, occupancy and operation of each Improvement located on or about the Real Property (for its present use thereof), have been obtained and are in full force and effect. To the Sellers’ knowledge, the Improvements do not have any structural or latent defects.

(i)    No Company has received written notice of any condemnation or eminent domain proceeding pending or threatened against the Real Property or any part thereof, and to the knowledge of the Sellers, there are no such proceedings pending or threatened against the Real Property. No written notice from any Governmental Entity has been received by any of the Companies or the Sellers concerning any pending, or the possible imposition of, any special, general or other assessments on the Real Property.

(j)    No Company has made or entered into any Contracts to sell, mortgage, pledge or hypothecate, lease, sublease, convey, alienate, transfer or otherwise dispose of or encumber the Real Property or Vessels, or any portion thereof, other than as permitted by this Agreement.

(k)    No Seller or Company has any knowledge of, or has received any written notice of, any default under any covenant, easement, restriction or other recorded agreement affecting or encumbering any Real Property or any portion thereof that remains outstanding and uncured.

(l)    No Seller or Company has received any written notice from any insurer of any Real Property requiring any material work to be performed as a condition to the renewal of any insurance policy which has not heretofore been complied with.

(m)    (i) Neither MTR nor Mountaineer has received any written renewal of the oil and gas leases described in Schedule 2.6(d)(5) and 2.6(d)(6) and to Mountaineer’s knowledge, such leases were not renewed in accordance with the terms thereof and (ii) to Mountaineer’s knowledge, there is no active oil and gas production at the Mountaineer Property.

Section 2.7    Intellectual Property.

(a)    Schedule 2.7(a) lists all registrations and applications for all Intellectual Property owned by the Companies (collectively with all other Intellectual Property used in or necessary to the conduct of the business of the Companies, the “Company Intellectual Property”). To the knowledge of the Sellers, each of the Companies has complied with all applicable Laws and the requirements to prosecute, file, and maintain the enforceability of such registrations and applications for Company Intellectual Property. To the knowledge of the Sellers as of the date hereof, each Company possesses, and prior to the Closing each Company possessed, adequate rights to use the Company Intellectual Property necessary to conduct the business of such Company in all material respects prior to the Closing. To the knowledge of the Sellers, no Company has infringed, misappropriated or otherwise violated the Intellectual Property of others, except as would not, individually or in the aggregate, be material to such Company. As of the date of this Agreement, no Seller has received any written communication that any Company is infringing, misappropriating or otherwise violating the Intellectual Property of any Person that would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

(b)    Schedule 2.7(b) sets forth all of the licensed Intellectual Property used in or necessary to the conduct of the business of the Companies, other than commercially available “off-the-shelf” software (“Licensed Intellectual Property”). To the knowledge of the Sellers, all agreements for Licensed Intellectual Property are valid and enforceable, and no Company is in breach of those agreements.

Section 2.8    Agreements, Contracts and Commitments. Schedule 2.8 sets forth, as of the date of this Agreement, a true and complete list of, and the Sellers have made available to Buyer true and complete copies of, the following Contracts (other than any Lease Documents, Labor Agreements or Company Benefit Plans) (collectively, the “Material Contracts”):

(a)    each Contract of any Company involving aggregate payments by or to the applicable Company of more than $50,000 in fiscal year 2018 or reasonably expected to involve more than $50,000 in fiscal year 2019 or any fiscal year thereafter;

(b)    each Contract of any Company that contains “requirements” provisions or other provisions obligating such Company to purchase or obtain a minimum or specified amount of any product or service from any Person;

(c)    (i) all Contracts pursuant to which any Indebtedness for borrowed money of any Company is outstanding or may be incurred, and (ii) all Contracts of or by any Company guaranteeing any Indebtedness of any other Person (other than the applicable Company);

(d)    all Contracts pursuant to which any Company has agreed not to, or which, following the consummation of the Transactions, would restrict the ability of such Company to, compete with any Person in any business or in any geographic area or to engage in any business or other activity, including any restrictions relating to “exclusivity” or any similar requirement in favor of any Person other than such Company pursuant to which any material benefit is required to be given or lost as a result of so competing or engaging, other than any Lease Documents;

(e)    all Contracts to which any Company is party granting any license to, or franchise in respect of, any material right, property or other asset;

(f)    all Contracts pursuant to which material Company Intellectual Property is licensed to or from any Company (excluding for the use of commercially available, off-the-shelf software);

(g)    all joint venture, limited liability company, partnership or other similar Contracts (including all amendments thereto) in which any Company is a party or holds an interest;

(h)    each management agreement, franchise or operating agreement relating to all or any portion of the Real Property involving aggregate annual payments by any Company in excess of $25,000;

(i)    each Contract to purchase or dispose of (including any option or put agreement) any Real Property or direct or indirect interest in other real property;

(j)    each Contract for any construction work (including any additions or expansion) to be performed at any Real Property and under which any Company has an obligation in excess of $50,000 in the aggregate; and

(k)    each Contract relating to interest rate caps, collars or swaps, currency hedging transactions and other similar arrangements to which any Company is a party or an obligor with respect thereto.

Each Material Contract is a legal, valid and binding obligation of the Company party thereto and, to the knowledge of the Sellers, the other parties thereto. Each Material Contract is enforceable against the Company party thereto and, to the knowledge of the Sellers, the other parties thereto subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity. As of the date of this Agreement, no Company is in violation of or in default under (nor, to the knowledge of the Sellers, does there exist any condition that upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract to which it is a party or by which any Company or any of its properties or other assets is bound, except for violations or defaults that individually or in the aggregate have not had, and are not reasonably likely to have a Material Adverse Effect. As of the date hereof, no Company has given or received any written notice of the intention of any Person to repudiate or terminate any Material Contract.

Section 2.9    Litigation. There is no action, suit or proceeding, claim, arbitration or investigation against a Seller or a Company, pending, or as to which a Seller or a Company has received any written notice of assertion or, to the knowledge of the Sellers, threatened against a Seller or a Company or the Transactions, before any court, arbitrator, governmental or regulatory authority or body, domestic or foreign, except for any such matters that if determined adversely to such Seller or a Company would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. No Company is subject to any material judgment, order, award or decree of any United States federal, state or local, or any supra-national or non-U.S. court or tribunal or any award in any arbitration proceeding.

Section 2.10    Environmental Matters.

(a)    Each Company has obtained all permits, licenses or approvals required pursuant to Environmental Law (“Environmental Permits”) necessary to conduct their respective businesses and for the operations conducted at the Real Property, and all Environmental Permits are valid and in full force and effect.

(b)    Except as set forth in Schedule 2.10, each Company is and has been for the past three (3) years in compliance with all applicable Environmental Laws, except for any failure to comply for which no future liability or obligation could reasonably be expected for any Company.

(c)    No Company is subject to any pending or, to the knowledge of the Sellers, threatened action, suit, proceeding or claim by any Governmental Entity or other Person alleging Liability under or violation of any Environmental Law related to any Company or any Real Property, or alleging responsibility for any release of Hazardous Substances or for the investigation, removal, cleanup, monitoring or remediation of any Hazardous Substances.

(d)    Except as set forth in Schedule 2.10, no Hazardous Substances have been Released on any Real Property currently or, to the knowledge of the Sellers, formerly owned, leased or operated by each of the Companies in quantities or locations that would reasonably be expected to result in a claim of liability against a Company or to require investigation, removal, cleanup, monitoring or remediation by a Company pursuant to any Environmental Law.

(e)    The Sellers have provided or otherwise made available to Acquirors all material written environmental audits, records, sampling data, agency correspondence, environmental site assessment reports (including any Phase I or Phase II reports), environmental investigation or remediation studies, audits, assessments or similar documents that are in the possession or under the control of the Companies and relate to the business or assets of the Companies, including without limitation liability under Environmental Laws and environmental conditions at the Real Property.

(f)    No Real Property currently owned, operated or leased by any Company is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA or any similar state list.

(g)    To the Seller’s knowledge, all underground storage tanks on any Real Property currently owned, leased or operated by any of the Companies that are no longer in use have been properly closed under Environmental Laws and all active underground storage tanks on any Real Property currently owned, leased or operated by any of the Companies are in good working condition and in material compliance with all Environmental Laws.

(h)    None of the Companies has retained or assumed, by contract or operation of Law, any known liabilities or obligations of third-parties under Environmental Laws.

(i)    There are no off-site Hazardous Substance treatment, storage, or disposal facilities or locations used by the Companies with respect to which any of the Companies or any of their Subsidiaries has received any written notice regarding potential liabilities with respect to such off-site Hazardous Substances treatment, storage, or disposal facilities or locations used by the Company. To the Knowledge of Sellers, none of the foregoing off-site locations is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA or any similar state list.

(j)    No Company makes any representation or warranty regarding Environmental Law, except as expressly set forth in this Section 2.10.

Section 2.11    Absence of Certain Changes or Events. During the period from the Balance Sheet Date to the date of this Agreement, each Company has conducted its business in all material respects in the Ordinary Course of Business, and there has not been:

(a)    any event, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

(b)    any change in financial accounting methods, principles or practices by any Company materially affecting the financial condition or results of operations of any Company, except insofar as may have been required by a change in GAAP;

(c)    any (x) increase in the salary, wages or other compensation of more than three percent (3%) of all compensation expenses payable to all officers, employees and consultants of the Company in respect of fiscal year 2018, or (y) adoption, entering into or becoming bound by any Company Benefit Plan, or collective bargaining agreement, or amendment, modification or termination (partial or complete) thereto, in each case except to the extent required by applicable Law or as required by the terms of any Company Benefit Plan, Labor Agreement or other Contract in effect as of the Balance Sheet Date and set forth on the list the Sellers provided to Buyer pursuant to Sections 2.13(a) and 2.14(a);

(d)    any material physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting all or any portion of the Real Property or any other personal property or equipment of any Company, other than wear and tear in the Ordinary Course of Business;

(e)    any entering into, amendment, modification, termination (partial or complete) or granting of a waiver of material rights under any Material Contract, in each case other than in the Ordinary Course of Business; provided, that the parties acknowledge and agree that renewal of Contracts or licenses on substantially the same terms shall be deemed to be in the Ordinary Course of Business;

(f)    any material adverse change in any rights that any Company has under or to any Intellectual Property that is owned by any Company or, to the knowledge of the Sellers, any such change in such rights under or to Intellectual Property owned by third parties that any Company has the right to use, other than the expiration of any such rights in accordance with the terms thereof;

(g)    the acquisition of any real property; and

(h)    any entering into of a Contract to do or engage in any of the foregoing after the date hereof.

Section 2.12    Permits; Compliance with Gaming Laws.

(a)    Each Company and each Seller, Parent and, to the knowledge of the Sellers, each of their respective directors, managers, officers and Persons performing management functions similar to officers, hold all applicable permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all

Governmental Entities (including all Gaming Approvals), necessary to conduct the business and operations conducted by such Company (the “Company Permits”), each of which is in full force and effect in all material respects. To the knowledge of the Sellers, no event has occurred or condition or state of facts exists that permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any of the Company Permits that currently are in effect, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. Each Company and each Seller, Parent and, to the knowledge of the Sellers, their respective directors, officers, and Persons performing management functions similar to officers, are in compliance with the applicable terms of the Company Permits except for any failure to comply that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. The business conducted by each Company is not being conducted in violation in any material respect of any applicable Law of any Governmental Entity (including any Gaming Laws). No Seller or Company or Parent has received a written notice of any investigation or review by any Governmental Entity that is pending, and, to the knowledge of the Sellers, no investigation or review is threatened, nor has any Governmental Entity indicated in writing any intention to conduct the same.

(b)    As of the date of this Agreement, no Company, Seller or Parent, nor, to the knowledge of the Sellers, any of their respective directors, managers, officers or Persons performing management functions similar to officers has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity since January 1, 2016 under, or relating to, any violation or possible violation of any Gaming Laws related in whole or in part to actions or inactions at the Properties that did or would be reasonably likely to result in the imposition of fines to such Company or penalties of $10,000 or more against any of the foregoing. To the knowledge of the Sellers, there are no facts relating to the Sellers or the Companies that if known to the Gaming Authorities would, under the Gaming Laws, reasonably be likely to cause the failure of the Closing to occur by the Outside Date.

Section 2.13    Personnel; Labor Matters.

(a)    Schedule 2.13(a) sets forth each current collective bargaining or similar labor agreement between any Company or any of its Affiliates and a labor union or similar organization relating to employees of any Company (collectively “Labor Agreements”). With respect to employees of any Company, there is no labor strike, material labor dispute, or concerted work stoppage currently pending or, to the knowledge of the Sellers, threatened, and, during the past five (5) years, no Company has experienced any labor strike or material concerted labor dispute.

(b)    Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, each Company is, and has been during the past three (3) years, in compliance with all applicable Laws related to employment of labor, including Laws relating to wages and hours of work, discrimination and harassment, occupational health and safety, eligibility for employment and classification of employees and independent contractors. There is no pending or, to the knowledge of the Sellers, threatened charge, complaint, investigation, action or claims filed with or by any Governmental Entity, including the U.S. Equal Employment Opportunity Commission, Occupational Safety and Health Administration, the National Labor Relations Board or United States Department of Labor except any such matters that are not, individually or in the aggregate reasonably likely to have a Material Adverse Effect. The Company has not implemented any plant closing or mass layoff for which notice was required, or incurred any material liability or obligation under, the WARN Act within the six (6) months prior to the date of this Agreement.

Section 2.14    Employee Benefits.

(a)    Schedule 2.14(a) contains a correct and complete list of all material Company Benefit Plans. With respect to each Company Benefit Plan, the Sellers have provided to Buyer or its counsel a copy, to the extent applicable, of: (i) each material writing constituting a part of such Company Benefit Plan and all material amendments thereto; (ii) the current summary plan description and any material modifications thereto; (iii) the most recent annual financial and actuarial reports; and (iv) the most recent determination, advisory or opinion letter received by the Companies from the IRS regarding the tax-qualified status of such applicable Company Benefit Plan.

(b)    In the preceding six years, no Company Benefit Plan (i) has been or is subject to Title IV of ERISA, (ii) has been or is a “multiemployer plan” as defined in Section 3(37) of ERISA, (iii) has been or is a “multiple employer plan” as defined in Section 4063 or 210 of ERISA, (iv) has been or is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA or (v) provided or provides retiree health or life insurance benefits except as may be required by Section 4980B of the Code, Section 601 of ERISA, any other applicable Law, and at the sole expense of the participant or the participant’s beneficiary. In the preceding six years, no ERISA Affiliate has sponsored, maintained or contributed to any arrangement subject to Title IV of ERISA, any “multiemployer plan” as defined in Section 3(37) of ERISA, or a “multiple employer plan” as defined in Section 4063 of ERISA or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, in each case that would reasonably be expected to result in any material Liability to Buyer.

(c)    The Company does not have any liability for post-separation, life insurance, death or medical benefits to current or former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or other applicable Law and at the sole expense of the participant or participant’s beneficiary.

(d)    No Company Benefit Plan provides any individual with an indemnification, “gross up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code. With respect to each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (A) the written terms of such Company Benefit Plan are in compliance with Section 409A of the Code and applicable guidance thereunder, and (B) such Company Benefit Plan is and has, during the past three (3) years been, operated in compliance with Section 409A of the Code and applicable guidance thereunder.

(e)    With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan has received a determination letter (or opinion letters in the case of any prototype plans or advisory letters in the case of any volume submitter plans) from the IRS that it is so qualified, and no action or inaction has occurred that could jeopardize such status.

(f)    Each Company Benefit Plan has been administered and operated in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and other applicable Laws. As of the date of this Agreement, there are no pending or, to the knowledge of the Sellers, threatened actions, claims or lawsuits against or related to any applicable Company Benefit Plan (other than routine benefits claims). To the knowledge of the Sellers, no circumstances currently exist that would reasonably be expected to give rise to a non-exempt prohibited transaction with respect to a Company Benefit Plan.

(g)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, from a Company to any independent contractor, employee, director, manager or officer of a Company; (ii) increase any benefits otherwise payable by a Company under a Company Benefit Plan to any independent contractor, employee, director, manager or officer of a Company; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits under a Company Benefit Plan; or (iv) result in the payment of any amount by a Company to any independent contractor, employee, director, manager or officer of a Company that would be an “excess parachute payment” within the meaning of Section 280G of the Code.

Section 2.15    Insurance. All of the insurance policies of each Company are in full force and effect, and no Company is in material default with respect to its obligations under any of such insurance policies, except for such failure to be in full force and effect and for such defaults that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

Section 2.16    Affiliate Transactions. There are no Contracts between any Company, on the one hand, and any Seller (or other Company), or any officer, director, manager, member or Affiliate of any Seller or any other Company, on the other. Neither Seller nor any officer, director, manager, member or Affiliate of any Seller (other than a Company) provides or causes to be provided any assets, services or facilities to any Company, and no Company provides or causes to be provided any assets, services or facilities to any Seller or any officer, manager, member or Affiliate of any Seller (other than such Company).

Section 2.17    Propriety of Past Payments. No Company nor any manager, director, officer, employee, agent, or to the knowledge of the Sellers, any other Person associated with or acting for or on behalf of any Company has, directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other similar payment to any Person, public or private, regardless of form, whether in money, property or services, to obtain any benefit for any Company or any of its Affiliates, in each case, in violation of any applicable Law.

Section 2.18    Players List. To the knowledge of the Sellers, the Players List is complete and accurate in all material respects. The Players List has been updated, maintained and secured in the Ordinary Course of Business.

Section 2.19    Privacy; Security.

(a)    Each Company taken commercially reasonable measures relating to its collection, protection, storage, use, disclosure, and transfer of Personal Data and records of each Company and each Company is in compliance in all material respects with and applicable Laws relating to Personal Data, including with respect to any Personal Data collected by each Company.

(b)    Each Company has taken commercially reasonable measures that are designed to protect (i) the security, confidentiality and integrity of transactions executed through the Company IT Systems, and (ii) the security, confidentiality and integrity of all Personal Data or other information that does not relate to individuals for which each Company has an obligation of confidentiality. Each Company has taken commercially reasonable measures to implement business continuity, back up and disaster recovery technology and procedures with respect to data and information necessary for the operation of its business without material disruption to, or interruption in, the operation of its business. No Company has experienced within the past three (3) years (i) any material disruption to, or material interruption in, the operation of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems or (ii) to the knowledge of the Sellers, any breach or otherwise unauthorized access of the Company IT Systems resulting in the loss or unauthorized disclosure or transfer of any Personal Data or the Customer Database files.

Section 2.20    Tangible Personal Property. Each Company is in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all tangible personal property reasonably necessary for the operation of such Company’s business. Such tangible personal property, taken as a whole, is in reasonably serviceable condition (subject to normal wear and tear) and free and clear of all Liens, other than Permitted Encumbrances, and its use complies in all material respects with all applicable Laws, including all Gaming Laws.

Section 2.21    Brokers. Except for Macquarie Capital (USA) Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Sellers and, for the avoidance of doubt, any such fee or commission shall be paid by the Sellers.

Section 2.22    Availability of Assets. Immediately following the Closing, the Companies will own, lease or have the rights to use (after taking into the account the Transition Services Agreement and Trademark License Agreement) all of the assets used in or necessary for the operation of the business of the Companies as currently conducted in all material respects (other than the Real Property).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to each of the Sellers, that the following representations and warranties are true and correct as of the time of the execution of this Agreement, except as set forth herein and in the disclosure schedules delivered by Buyer to the Sellers on the date of this Agreement (the “Buyer Disclosure Schedules”) (which Buyer Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections of this Agreement and the disclosure in any section shall qualify other sections of this Agreement to the extent it is reasonably apparent from the face of the statement that it is applicable thereto):

Section 3.1    Organization. Buyer is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now being conducted. Buyer is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not materially impair or delay the Closing.

Section 3.2    Authority; No Conflict; Required Filings and Consents.

(a)    Buyer has all requisite power and authority to enter into this Agreement and to consummate the Transactions to which it is party. The execution and delivery of this Agreement and the agreements contemplated hereby and the consummation by Buyer of the Transactions to which it is party have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b)    The execution and delivery of this Agreement by Buyer does not, and the consummation by Buyer of the Transactions to which it is party will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate or articles of incorporation, bylaws or other organizational document of Buyer, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which Buyer is a party or by which it or any of its properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 3.2(c), conflict with or violate any permit, concession, franchise, license, judgment, or Law applicable to Buyer or any of its or their properties or assets, except in the case of clauses (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations that would not materially impair or delay the Closing.

(c)    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the Transactions, except for (i) the filing of a pre-merger notification report under the HSR Act, (ii) those required under the Gaming Laws (including all Gaming Approvals), (iii) such petitions, consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco or the renaming or rebranding of the operations at the Properties, (iv) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which

Buyer conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to materially impair or materially delay the Closing, (v) such filings as necessary to comply with the applicable requirements of any applicable federal or state securities or “blue sky” laws and (vi) any petitions, consents, approvals, orders, authorizations, registrations, permits, declarations or filings required by the Sellers or its or their respective Affiliates or Key Employees (including under the Gaming Laws).

Section 3.3    Brokers. Neither Buyer nor any of its Representatives has employed any broker, financial advisor or finder other than Stifel Financial Corp., the fees and expenses of which will be paid by Buyer.

Section 3.4    Capital Resources. Buyer will have on the Closing Date internal funds or available lines of credit currently in place in an amount sufficient to satisfy all of its obligations under this Agreement, including payment of the Purchase Price and all associated costs and expenses (including all costs and expenses necessary to obtain all Governmental Approvals and Gaming Approvals required to consummate the Transactions); provided, however, that it shall not be a condition precedent to the Closing in favor of Buyer that Buyer have obtained any financing and the only conditions precedent to the Closing are set forth in Article VI.

Section 3.5    Licensability. Neither Buyer, nor, to its knowledge, any of its officers, directors, managers, members, stockholders, principals or controlled Affiliates that may reasonably be considered in the process of determining the suitability of Buyer (any such Persons, including Buyer, the “Buyer Licensing Affiliates”) has ever had an application for a Gaming Approval be denied, terminated, suspended, limited, revoked or withdrawn with prejudice by a Governmental Entity or Gaming Authority. Buyer and each of its Licensing Affiliates that are licensed (collectively, the “Buyer Licensed Parties”) are in good standing with the Gaming Authority in each of the jurisdictions in which the Buyer Licensed Parties own or operate gaming facilities. Buyer represents that there are no facts, that if known to a Gaming Authority would, under the Gaming Laws, (a) be reasonably likely to result in the denial, revocation, limitation or suspension of a Gaming Approval or license, or (b) result in a negative outcome to any finding of suitability investigation currently pending, or under the suitability investigation of any of the Buyer Licensed Parties necessary for the consummation of this Agreement.

Section 3.6    Compliance with Gaming Laws.

(a)    Buyer, and, to Buyer’s knowledge, each of the Buyer Licensed Parties, holds all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities, including under the Gaming Laws, necessary to conduct the business and operations of Buyer, each of which is in full force and effect in all material respects (the “Buyer Permits”), except for such Buyer Permits, the failure of which to hold would not, individually or in the aggregate, be reasonably likely to materially impair or materially delay the Closing. No event has occurred that permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Buyer Permit that currently is in effect, other than such Buyer Permits, the revocation, non-renewal, modification, suspension, limitation or termination of which, either individually or in the aggregate, would not be reasonably likely to materially impair or materially delay the Closing. Buyer, and, to the knowledge of Buyer, each of the Buyer Licensed

Parties is in compliance with the terms of the Buyer Permits, except for such failures to comply, that, individually or in the aggregate, would not be reasonably likely to materially impair or materially delay the Closing. Neither Buyer nor, to Buyer’s knowledge, any of its Buyer Licensing Affiliates, has received a written notice of any investigation or review by any Governmental Entity under any Gaming Law with respect to Buyer or any of its Buyer Licensing Affiliates that is pending, and, to the knowledge of Buyer, no investigation or review is threatened, nor has any Governmental Entity indicated in writing any intention to conduct the same, other than those the outcome of which would not be reasonably likely to materially impair or materially delay the Closing.

(b)    None of Buyer or, to Buyer’s knowledge, any Licensing Affiliate, has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three (3) years under, or relating to any violation or possible violation of any Gaming Laws other than as would not be reasonably likely, individually or in the aggregate, to materially impair or materially delay the Closing. To the knowledge of Buyer, there are no facts applicable to Buyer or the Buyer Licensed Parties that if known to the Gaming Authorities could, under the Gaming Laws, reasonably be likely to materially impair or materially delay the Closing.

Section 3.7    Litigation. There are no actions, claims, suits or legal, administrative or arbitratorial proceedings pending or, to the knowledge of Buyer, threatened against Buyer before any Governmental Entity, that, if determined adversely, be reasonably likely to (a) materially and adversely affect Buyer’s performance under this Agreement or the consummation of the Transactions or (b) seek to materially impair or materially delay the Closing.

Section 3.8    No Implied Representations. Buyer acknowledges and agrees that, (i) except as expressly set forth in Article II, none of the Sellers, nor any of their respective subsidiaries, Affiliates, Representatives or purported Representatives has made, representations or warranties pertaining to the businesses or properties of the Companies or the Sellers, or any part thereof and (ii) all other representations and warranties of any kind or nature are specifically disclaimed and Buyer did not rely on any representation or warranty not contained in Article II or any certificate delivered by the Companies or any officer thereof pursuant to Section 6.2 hereof when making its decision to enter into this Agreement. Without limiting the foregoing, Buyer acknowledges and agrees that, except as expressly set forth in this Agreement, no Seller (a) has made any representations or warranties with respect to financial projections, financial models or forecasts regarding the Companies or (b) is making any implied warranty or representation as to condition, merchantability or suitability as to any of the assets or properties of the Companies. The Sellers hereby acknowledge and agree that nothing in this Section 3.8 will limit in any way the representations and warranties of the Sellers made in Article II or Buyer’s rights to indemnification or other remedies for any breach of the same as contemplated hereby. Notwithstanding any provision of this Agreement to the contrary, nothing in this Section 3.8 shall limit any rights or remedies of Buyer in the case of Fraud by any Seller.

Section 3.9    No Distribution. The Company Interests being acquired by Buyer hereunder are being acquired for Buyer’s own account, for investment only and not with a view to any public distribution thereof, and Buyer shall not offer to sell or otherwise dispose of the Company Interests so acquired by it in violation of any of the registration requirements of the

Securities Act, and the rules and regulations promulgated thereunder. Buyer acknowledges that the Sellers have informed it that the Company Interests have not been registered under the Securities Act and may not be sold until they have been registered or an exemption from such registration is available.

Section 3.10    Accredited Investor. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment as contemplated by this Agreement and the related documents to which it is a party, and is able to bear the economic risk of such investment for an indefinite period of time. Buyer has been furnished access to such information and documents as it has requested and has been afforded an opportunity to ask questions of and receive answers from Representatives of the Sellers concerning the terms and conditions of this Agreement and the related documents to which it is a party and the purchase of the Company Interests contemplated hereby. Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PROPCO

PropCo represents and warrants to each of the Sellers, that the following representations and warranties are true and correct as of the time of the execution of this Agreement, except as set forth herein and in the disclosure schedules delivered by PropCo to the Sellers on the date of this Agreement (the “PropCo Disclosure Schedules”) (which PropCo Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections of this Agreement and the disclosure in any section shall qualify other sections of this Agreement to the extent it is reasonably apparent from the face of the statement that it is applicable thereto):

Section 4.1    Organization. PropCo is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to carry on its business as now being conducted. PropCo is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not materially impair or delay the Closing.

Section 4.2    Authority; No Conflict; Required Filings and Consents.

(a)    PropCo has all requisite power and authority to enter into this Agreement and to consummate the Transactions to which it is party. The execution and delivery of this Agreement and the Real Estate Purchase Agreement and the agreements contemplated hereby and thereby, and the consummation by PropCo of the Transactions to which it is party have been duly authorized by all necessary action on the part of PropCo. This Agreement and the Real Estate Purchase Agreement have been duly executed and delivered by PropCo and constitute the valid and binding obligations of PropCo, enforceable against PropCo in accordance with their respective terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b)    The execution and delivery of this Agreement and the Real Estate Purchase Agreement by PropCo do not, and the consummation by PropCo of the Transactions to which it is party will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of PropCo, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which PropCo is a party or by which it or any of its properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 4.2(c), conflict with or violate any permit, concession, franchise, license, judgment, or Law applicable to PropCo or any of its or their properties or assets, except in the case of clauses (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations that would not materially impair or delay the Closing.

(c)    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to PropCo in connection with the execution and delivery of this Agreement and the Real Estate Purchase Agreement by PropCo or the consummation by PropCo of the Transactions, except for (i) those required under the Gaming Laws (including all Gaming Approvals) including the filing of a Petition for Change in Control in Missouri, (ii) such petitions, consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco or the renaming or rebranding of the operations at the Properties, to the extent applicable, (iii) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which PropCo conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to materially impair or materially delay the Closing, (iv) such filings as necessary to comply with the applicable requirements of any applicable federal or state securities or “blue sky” laws or the New York Stock Exchange and (v) any petitions, consents, approvals, orders, authorizations, registrations, permits, declarations or filings required by the Sellers, Buyer or their respective Affiliates or key employees (including under the Gaming Laws).

Section 4.3    Brokers. Neither PropCo nor any of its Representatives has employed any broker, financial advisor or finder in connection with the Transactions.

Section 4.4    Capital Resources. PropCo will have on the Closing Date internal funds or available lines of credit in an amount sufficient to satisfy all of its obligations under the Real Estate Purchase Agreement, including payment of the Real Estate Purchase Price and all associated costs and expenses (including all costs and expenses necessary to obtain all Governmental Approvals and Gaming Approvals required to consummate the Transactions); provided, however, that it shall not be a condition precedent to the Closing in favor of PropCo that PropCo have obtained any financing and the only conditions precedent to the Closing are set forth in Article VI.

Section 4.5    Licensability. Neither PropCo, nor, to its knowledge, any of its officers, directors, managers, members, stockholders, principals or controlled Affiliates that may reasonably be considered in the process of determining the suitability of PropCo (any such Persons, including PropCo, the “PropCo Licensing Affiliates”, together with the Buyer Licensing Affiliates, the “Licensing Affiliates”) has ever had an application for a Gaming Approval be denied, terminated, suspended, limited, revoked or withdrawn with prejudice by a Governmental Entity or Gaming Authority with respect to PropCo and its Subsidiaries. PropCo and each of its PropCo Licensing Affiliates that are licensed (collectively, the “PropCo Licensed Parties”) are in good standing with the Gaming Authority in each of the jurisdictions in which the PropCo Licensed Parties own or operate gaming facilities. PropCo represents that there are no facts, that if known to a Gaming Authority would, under the Gaming Laws, (a) be reasonably likely to result in the denial, revocation, limitation or suspension of a Gaming Approval or license, or (b) result in a negative outcome to any finding of suitability investigation currently pending, or under the suitability investigation of any of the PropCo Licensed Parties necessary for the consummation of this Agreement.

Section 4.6    Compliance with Gaming Laws.

(a)    PropCo, and, to PropCo’s knowledge, each of the PropCo Licensed Parties, holds all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities, including under the Gaming Laws, necessary to conduct the business and operations of PropCo, each of which is in full force and effect in all material respects (the “PropCo Permits”), except for such PropCo Permits, the failure of which to hold would not, individually or in the aggregate, be reasonably likely to materially impair or materially delay the Closing. No event has occurred that permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any PropCo Permit that currently is in effect, other than such PropCo Permits, the revocation, non-renewal, modification, suspension, limitation or termination of which, either individually or in the aggregate, would not be reasonably likely to materially impair or materially delay the Closing. PropCo, and, to the knowledge of PropCo, each of the PropCo Licensed Parties is in compliance with the terms of the PropCo Permits, except for such failures to comply, that, individually or in the aggregate, would not be reasonably likely to materially impair or materially delay the Closing. Neither PropCo nor, to PropCo’s knowledge, any of its PropCo Licensing Affiliates, has received a written notice of any investigation or review by any Governmental Entity under any Gaming Law with respect to PropCo or any of its PropCo Licensing Affiliates that is pending, and, to the knowledge of PropCo, no investigation or review is threatened, nor has any Governmental Entity indicated in writing any intention to conduct the same, other than those the outcome of which would not be reasonably likely to materially impair or materially delay the Closing.

(b)    None of PropCo or, to PropCo’s knowledge, any of the PropCo Licensing Affiliates, has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity since October 6, 2017 under, or relating to any violation or possible violation of any Gaming Laws other than as would not be reasonably likely, individually or in the aggregate, to materially impair or materially delay the Closing. To the knowledge of PropCo, there are no facts applicable to PropCo or any of the PropCo Licensing Affiliates that if known to the Gaming Authorities could, under the Gaming Laws, reasonably be likely to materially impair or materially delay the Closing.

Section 4.7    Litigation. There are no actions, claims, suits or legal, administrative or arbitratorial proceedings pending or, to the knowledge of PropCo, threatened against PropCo before any Governmental Entity, that, if determined adversely, be reasonably likely to (a) materially and adversely affect PropCo’s performance under this Agreement or the consummation of the Transactions or (b) seek to materially impair or materially delay the Closing.

Section 4.8    No Implied Representations. PropCo acknowledges and agrees that, (i) except as expressly set forth in Article II, none of the Sellers, nor any of their respective subsidiaries, Affiliates, Representatives or purported Representatives has made, representations or warranties pertaining to the businesses or properties of the Companies or the Sellers, or any part thereof and (ii) all other representations and warranties of any kind or nature are specifically disclaimed and PropCo did not rely on any representation or warranty not contained in Article II or any certificate delivered by the Companies or any officer thereof pursuant to Section 6.2 hereof when making its decision to enter into this Agreement. Without limiting the foregoing, PropCo acknowledges and agrees that, except as expressly set forth in this Agreement, no Seller (a) has made any representations or warranties with respect to financial projections, financial models or forecasts regarding the Companies or (b) is making any implied warranty or representation as to condition, merchantability or suitability as to any of the assets or properties of the Companies. The Sellers hereby acknowledge and agree that nothing in this Section 4.8 will limit in any way the representations and warranties of the Sellers made in Article II or PropCo’s rights to indemnification or other remedies for any breach of the same as contemplated hereby. Notwithstanding any provision of this Agreement to the contrary, nothing in this Section 4.8 shall limit any rights or remedies of PropCo in the case of Fraud by any Seller.

ARTICLE V

COVENANTS

Section 5.1    Conduct of Business of each Company.

(a)    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, subject to the qualifications set forth below and the termination of the obligations hereunder with respect to Mountaineer in the event of a Mountaineer Termination, the Sellers shall, and shall cause each Company (except as otherwise required or permitted by this Agreement or to the extent that Acquirors shall otherwise consent in writing, such consent not to be unreasonably withheld, conditioned or delayed) to operate in the Ordinary Course of Business in all material respects and use commercially reasonable efforts consistent with past practices and policies to (i) maintain the effectiveness and good standing of the Company Permits, (ii) preserve its assets and Real Property, (iii) preserve intact the present business organization, (iv) keep available the services of its present managers, officers and Key Employees and preserve relationships with customers, suppliers, distributors and others having business dealings with the Companies, (v) perform in all material respects all of its obligations under the Material Contracts and Lease Documents and (vi) comply with all applicable Laws in all material respects; provided, however, that no action by any Company with respect to matters specifically addressed by any of clauses (i) through (xxii) below shall be deemed a breach of this sentence unless such action constitutes a breach of such clauses (i) through (xxii) below; provided, further, however, that, except in the event of an Emergency, other than with respect to maintenance capital expenditures, no Company shall be required to make any capital expenditures other than capital expenditures consistent in all material respects with those described in the

Capital Budgets applicable to such Company (it being understood that in the event of an Emergency, the applicable Company shall be required to make capital expenditures necessary to address such Emergency (which may be in excess of the Capital Budget applicable to such Company) (an “Emergency Expenditure”), provided that the Capital Budget applicable to such Company shall thereafter be reduced by the amount of the Emergency Expenditure (but in no event less than zero)). Notwithstanding anything to the contrary, except as otherwise required or permitted by this Agreement or as disclosed on Schedule 5.1, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, and subject to the termination of the obligations hereunder with respect to Mountaineer in the event of a Mountaineer Termination, without the written consent of Acquirors (which, solely with respect to entering into the settlement of any claim referenced in clause (xiii)(A) below, consent shall not be unreasonably withheld, conditioned or delayed), the Sellers shall cause each applicable Company to (and each Company shall) not:

(i)    sell, pledge, lease, license, dispose of, grant, encumber or otherwise authorize or market for sale, pledge, lease, license, disposition, grant or Encumbrance of any property or assets of such Company (including, without limitation, the sale of all or any portion of the Real Property or any Vessel or any property described in the Mountaineer Listing Agreements), except for (A) sales or other dispositions of inventory and equipment in the Ordinary Course of Business, (B) leases of Real Property to another Person permitted pursuant to clause (xv) below), or (C) Permitted Encumbrances;

(ii)    declare, set aside or pay any dividend or distribution in respect of the equity interests of any of the Companies, other than the payment of cash dividends or cash distributions;

(iii)    (A) modify, amend, accelerate or terminate in any material respect any of the Material Contracts or waive, release or assign any material rights, claims or benefits of such Company thereunder, except in the Ordinary Course of Business or as required by applicable Law or (B) enter into any Contract that, if it had been in effect as of the date hereof, would have been required to be set forth on Schedule 2.8, other than in the Ordinary Course of Business;

(iv)    either temporarily or permanently shut down any Real Property (including any Property), except for such shutdowns that are (A) required by action, order, writ, injunction, judgment or decree or otherwise required by Law or (B) due to acts of God or other force majeure events;

(v)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any equity or voting interests or any limited liability company interests or fractional units thereof, any other securities convertible into, or exchangeable for, or any warrants, options or other rights to acquire or receive, any such shares, interests or securities or any “phantom” stock, “phantom” stock rights or awards, stock appreciation rights, or stock-based performance units of such Company;

(vi)    create, incur or assume any indebtedness for money borrowed or obligations in respect of capital leases (other than (A) indebtedness that will be repaid,

discharged or otherwise satisfied at or prior to Closing and (B) leases for gaming equipment entered into in the Ordinary Course of Business on substantially similar terms as existing leases for similar gaming equipment in effect on the date hereof and consistent with the Capital Budgets);

(vii)    enter into any transaction outside the Ordinary Course of Business with any Affiliate;

(viii)    except to the extent required by any Gaming Authorities, amend or propose to amend the organizational documents of such Company;

(ix)    acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a material amount of assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than in the Ordinary Course of Business;

(x)    with respect to employees or consultants of a Company, provide an increase in (A) compensation, other than increases in the Ordinary Course of Business, which do not in the aggregate exceed three percent (3%) of the total compensation expenses payable to all employees of such Company in respect of fiscal year 2018, or (B) provide any increase in severance or termination pay other than any such amounts paid in the Ordinary Course of Business, except, in the case of each of sub-clauses (A) and (B), (1) as required by any Company Benefit Plan or Labor Agreement as in effect on the date of this Agreement and set forth on the lists provided to Buyer pursuant to Section 2.13 and Section 2.14 or (2) as required by Law;

(xi)    (A) enter into, adopt, amend or terminate any Company Benefit Plan or Labor Agreement or (B) accelerate, fund or secure the vesting or payment of compensation or benefits under, except (1) as required by any Company Benefit Plan or Labor Agreement as in effect on the date of this Agreement, (2) in the Ordinary Course of Business, or (3) as required by Law;

(xii)    except as required by GAAP or applicable Law, make a change in its fiscal year or make material changes in financial or tax accounting methods, principles, periods or practices;

(xiii)    (A) enter into the settlement of any claim, unless such settlement contains an unconditional release of the applicable Company or Company’s Subsidiary in respect of such claim and provides only for monetary damages that will be paid in full prior to the Closing, or (B) waive or release any material rights or claims of such Company in an amount in excess of $100,000;

(xiv)    make any material election with respect to Taxes (other than elections in the Ordinary Course of Business or that are consistent with past practice), change or revoke any material election with respect to Taxes, enter into any closing agreement or other binding written agreement with any Tax authority relating to Taxes or any Tax Sharing Agreement, file any amended Tax Return, surrender any claim for a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than pursuant to an extension of time to file any Tax Return obtained in the Ordinary Course of Business), file any Tax Return prepared in a manner materially inconsistent with past practice or enter into any settlement or compromise of any material Tax Liability or refund, in each case, if such action or inaction would reasonably be expected to have a Material Adverse Effect on the Taxes of any Company or Buyer in any taxable period (or portion thereof) beginning after the Closing Date;

(xv)    enter into any lease, sublease or license of Real Property or other real property or any renewal, modification, amendment or termination of any of the foregoing, other than (x) any renewal of any Lease Document exercised by the tenant or other counterparty thereto in accordance with the terms of such Lease Document and (y) entry into any lease, sublease or license of real property that (1) is an arm’s-length agreement on market terms, (2) is for a term not to exceed six months and that in any event terminates by its terms prior to the Closing Date and (3) pursuant to which the applicable tenant, subtenant or licensee is required to vacate its premises before the Closing Date;

(xvi)    enter into any commitments that would obligate such Company to make capital expenditures or commitments for capital additions to any Property, including property, plant or equipment constituting capital assets, after the Closing in excess of the amount contemplated by the Capital Budgets;

(xvii)    make any material change in the lines of business in which it participates or is engaged;

(xviii)    fail to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xix)    except as required by GAAP, write off or write down any of its assets and Properties outside of the Ordinary Course of Business;

(xx)    acquire any real property;

(xxi)    enter into any Contract (or amendment, modification or supplement of any existing Contract) to sell any Property or any portion thereof; or

(xxii)    agree, whether or not in writing, to do any of the foregoing, or to authorize or announce an intention to do any of the foregoing.

(b)    Notwithstanding anything to the contrary contained in this Agreement:

(i)    From time to time prior to the Closing, the Sellers may sweep Cash from the accounts of each Company, including causing each Company to make any distributions or dividends in furtherance thereof;

(ii)    All Excluded Software and Excluded Trademarks are specifically excluded from the Transactions and shall be retained by the Sellers and their Affiliates (other than the Purchased Companies) as of and following the Closing;

(iii)    The Customer Database is excluded from the transactions contemplated by this Agreement and shall be retained solely by the Sellers and their Affiliates (other than the Purchased Companies), subject to the Seller’s obligation to deliver a copy of the Players List at Closing pursuant to Section 6.2(d);

(iv)    The Sellers may pay or otherwise settle (including by means of a contribution to capital), or cause each Company to pay or otherwise settle, any intercompany balances among such Company, on one hand, and any Seller or its Affiliates, on the other hand, up until the completion of the Closing;

(v)    The Sellers may assign, amend or terminate each Company’s rights with respect to any enterprise level Contracts, intercompany Contracts or transactions, and management agreements with a Company;

(vi)    Seller may remove from the Real Property, Vessels and any other real property owned or operated by each Company any Excluded Software, the Customer Database (subject to Sellers’ obligation to deliver the Players List at the Closing) and any items containing any Excluded Trademark, provided that any such removal shall be done in a manner that does not result in material physical damage to such Real Property or Vessel; and

(vii)    Parent may, immediately prior to the consummation of the Real Estate Purchase Transaction, put into effect the Restructuring.

(c)    Caruthersville Right-of-Way Lease and Caruthersville Use Permit. Notwithstanding anything to the contrary set forth in this Agreement or the Real Estate Purchase Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, Sellers shall, and shall cause IOC-Caruthersville, to do the following:

(i)    use commercially reasonable efforts to obtain the renewal and/or extension of the Caruthersville Right-of-Way Lease and Caruthersville Use Permit (the “Caruthersville Lease/Permit Renewals”), which renewal periods shall be consistent with past practices, and otherwise take other commercially reasonable actions within the control of Sellers or IOC-Caruthersville to keep the Caruthersville Right-of-Way Lease and Caruthersville Use Permit in effect;

(ii)    provide Acquirors with all material written correspondence with the St. Francis Levee District of Missouri or any other Governmental Entity relating thereto, and otherwise keep Acquirors reasonably informed with respect to the Caruthersville Lease/Permit Renewals to the extent reasonably requested by Acquirors from time to time. For the avoidance of doubt, the Caruthersville Lease/Permit Renewals shall not be a condition to closing the Transactions;

(iii)    use commercially reasonable efforts to consult with and keep Acquirors informed as to the status and planning of the contemplated construction and/or replacement of the flood wall located adjacent to the Caruthersville Property (the “Flood Wall Work”); and

(iv)    use commercially reasonable efforts to cause the US Army Corp of Engineers, the St. Francis Levee District of Missouri or any other Governmental Entity to perform the Flood Wall Work in such a way as to minimize any interruption of use or access of the pedestrian walkway or the Vessels that would adversely impact the business of IOC-Caruthersville.

(d)    Sellers may, immediately prior to the consummation of the Company Interests Sale, effect the Restructuring.

Section 5.2    Employee Matters.

(a)    For a period of not less than three (3) months following the Closing (the “Continuation Period”), Buyer shall, or shall cause one of its Subsidiaries (including the Purchased Companies) to, provide each employee of a Purchased Company or any of their respective Subsidiaries as of immediately prior to the Closing who remains employed by a Purchased Company or any of their respective Subsidiaries immediately following the Closing (each, a “Continuing Employee”) with compensation and employee benefits that are no less favorable in the aggregate than those for which the applicable Continuing Employee was receiving from Parent, the Sellers or their Affiliates, or any Purchased Company or any of their respective Affiliates immediately prior to the Closing. Nothing herein shall require the Acquirors or their respective Subsidiaries to retain the services of any particular individual for any particular length of time, including for a period of three (3) months after Closing. A Continuing Employee’s employment may be terminated at any time for any reason or no reason. Continuing Employees will receive compensation and benefits as described herein only for the portion of the Continuation Period the Continuing Employee remains employed.

(b)    To the extent permitted by applicable Law and allowed under Buyer’s and its Subsidiaries’ plans, programs, policies and arrangements, Buyer and its Subsidiaries shall provide credit for each Continuing Employee’s length of service with the Sellers and their respective Affiliates for all purposes (including eligibility and vesting) under each plan, program, policy or arrangement of Buyer and its Subsidiaries to the same extent such service was recognized under a similar plan, program, policy or arrangement of the Sellers or any of their respective Affiliates, except that such prior service credit shall not be required to the extent that it results in a duplication of benefits.

(c)    To the extent permitted by applicable Law and allowed under Buyer and its Subsidiaries’ plans, programs, policies and arrangements, Buyer shall cause each benefit plan of Buyer and its Subsidiaries in which any Continuing Employee is otherwise eligible to participate that is a health or welfare benefit plan (collectively, “Buyer Welfare Plans”) to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations that were in effect with respect to such Continuing Employees as of the Closing Date under the corresponding plans of the Sellers or any of their respective Affiliates, (ii) honor any payments, charges and expenses of such Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding plans of the Sellers or any of their respective Affiliates in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Buyer Welfare Plan during the same plan year in which such payments, charges and expenses were made, and (iii) with respect to any medical plan, waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee to the extent such employee had satisfied any similar limitation under the corresponding plan of the Sellers or any of their respective Affiliates.

(d)    To the extent permitted by applicable Law and allowed under Buyer and its Subsidiaries’ plans, programs, policies and arrangements, Buyer or its Subsidiaries shall cover each Continuing Employee who has elected to participate in a flexible spending account plan maintained by the Sellers or one of their respective Affiliates for the plan year during which the Closing occurs (“Seller’s FSA”) under a flexible spending account plan maintained by Buyer or one of its Subsidiaries (“Buyer’s FSA”) at the same level of coverage elected under Seller’s FSA. Each Continuing Employee shall be treated as if his or her participation in Buyer’s FSA had been continuous from the beginning of the plan year under Seller’s FSA in which the Closing occurs and each existing salary reduction election shall be taken into account for the remainder of the plan year under Buyer’s FSA in which the Closing occurs, as if made under Buyer’s FSA. Buyer’s FSA shall provide reimbursement for medical care expenses and dependent care expenses incurred by Continuing Employees at any time during the plan year under Seller’s FSA in which the Closing occurs (including claims incurred before the Closing), up to the amount of such Continuing Employees’ elections and reduced by amounts previously reimbursed by Seller’s FSA. Within 30 days following the Closing Date, the Sellers shall (i) provide to Buyer an accounting of the amounts elected, deducted and paid in respect of claims under Seller’s FSA in respect of the Continuing Employees during the plan year in which the Closing occurs and before the Closing and (ii) pay to Buyer the net amount, if any, of the excess of the aggregate amount deducted over the aggregate amount paid in respect of claims under Seller’s FSA in respect of each Continuing Employee during the plan year in which the Closing occurs (or, if amounts paid in respect of claims under Seller’s FSA exceeded amounts deducted in respect of each Continuing Employee during the plan year in which the Closing occurs, then Buyer shall instead pay to the Sellers such net excess).

(e)    Effective as of the Closing, Buyer and its Subsidiaries shall assume and be responsible for (i) all Liabilities with respect to all Continuing Employees and all current and former employees of each Company, and all of their respective eligible dependents, in respect of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (ii) all Liabilities with respect to all Continuing Employees, all other current and former employees of each Company, and all of their respective eligible dependents in respect of the Health Insurance Portability and Accountability Act of 1996, Sections 601, et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar Laws; and (iii) to the extent applicable, all Liabilities in respect of workers’ compensation benefits payable to or on behalf of the Continuing Employees, all other current and former employees of each Company, and all of their respective eligible dependents.

(f)    Upon the Closing, Buyer or its applicable Subsidiary shall abide by all legal obligations concerning any applicable Labor Agreements.

(g)    Following the Closing, Buyer and its Subsidiaries (including the Purchased Companies) shall be solely responsible for complying with the WARN Act with respect to Continuing Employees for time periods following the Closing. As soon as reasonably practicable following the Closing, the Sellers shall notify Buyer of any employment loss experienced by any employee of the Sellers, such Purchased Company or any of their respective Affiliates at any relevant location during the ninety (90) days prior to the Closing.

(h)    No provision of this Section 5.2 shall create any third party beneficiary rights in any person, including any Parent employee, Continuing Employee or other current or former service provider of the Sellers, Acquirors or any of their respective Affiliates, any beneficiary or dependent of any of the foregoing, or any collective bargaining representative thereof, including with respect to the compensation, terms and conditions of employment or benefits that may be provided. In addition, nothing in this Agreement shall be deemed to constitute an amendment or other modification of any benefit plan, program, policy or arrangement of the Sellers, Acquirors or any of their respective Affiliates, or shall otherwise limit the right of the Sellers, Acquirors and their respective Affiliates to amend, terminate or otherwise modify any benefit plan, program, policy or arrangement.

(i)    For the avoidance of doubt, and notwithstanding anything to the contrary herein, the Parties acknowledge that PropCo shall have no liability or obligation whatsoever with respect to any Continuing Employee or Company Benefit Plan.

Section 5.3    Access to Information and the Properties; Bring Down; Financials.

(a)    Upon reasonable notice, subject to the rights of landlords or tenants, as applicable, under Lease Documents and applicable Law, including antitrust Laws and Gaming Laws, the Sellers shall (and shall cause each Company and its respective Representatives, to) provide the Acquirors and their respective Representatives with reasonable access, during normal business hours during the period from the date hereof to the Closing, to all or any portion of the Real Property, to all its personnel, properties, books, Contracts and records as any Acquiror may reasonably request, including the opportunity to discuss the business and operations of any Company with management of Sellers and to review information relating to the estimates of the line items constituting “Other Adjustments” set forth on Schedule 1.4, each Company and the financial advisors and representatives of each Company and the Sellers of each such Company (collectively, the “Inspection”); provided, however, that (i) the Acquirors shall provide the Sellers with at least twenty-four (24) hours’ prior written notice of any Inspection; (ii) if the Sellers so request, the Acquirors’ Representatives shall be accompanied by a Representative of the Sellers; (iii) the Acquirors shall not initiate contact with employees or other Representatives of any Seller other than Representatives of the Sellers set forth on Schedule 5.3 without the prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed; (iv) the Acquirors’ Representatives shall not be entitled to perform any invasive physical testing of any nature with respect to any portion of the Properties without the Sellers’ prior written consent, which consent may be withheld in their absolute discretion; (v) the Acquirors shall not interfere with the operation of the business conducted at the Properties or disturb the tenants or guests at the

Properties; (vi) no Seller or any Company shall be required to permit any inspection, or to disclose any information, that in the reasonable judgment of the Sellers may result in the disclosure of any trade secrets of third parties or violate any of their obligations with respect to confidentiality of any Seller or any Company; (vii) no Seller or any Company shall be required to disclose any privileged information of any Seller or any Company; (viii) no Seller nor any Company shall be required to make the Customer Database (or any portions thereof) available to the Acquirors or their Representatives (other than the Players List upon Closing); (ix) each of the Acquirors shall, at its sole cost and expense, promptly repair any damage to the Properties arising from or caused by any Inspection conducted by or on behalf of such Acquiror, and shall promptly reimburse the Sellers for any loss arising from or caused by any Inspection conducted by or on behalf of such Acquiror, and restore the Properties or such other third-party property to substantially the same condition as existed prior to such Inspection, and shall indemnify and defend each Seller and their respective Affiliates from and against any actual Losses, but excluding any consequential, punitive or special damages of any kind whatsoever except where such damages are actually awarded to a third party) incurred by any of them arising or resulting therefrom unless attributable to the gross negligence or willful misconduct of any Seller, any Company or their Representatives; and (x) in no event shall the results of any such Inspection or the satisfaction of either Acquiror therewith be a condition to such Acquiror’s obligations under this Agreement. No investigation or provision of information pursuant to this Section 5.3(a) shall affect or be deemed to modify any representation or warranty made by the Sellers herein. Each Acquiror shall promptly discharge any mechanics’ liens filed against all or any part of the Properties as a result of such Acquiror’s activities pursuant to this Section 5.3(a), and such obligation shall survive the termination of this Agreement. Each Acquiror will hold and cause its Representatives to hold any such information furnished to it by the Sellers pursuant to this Agreement, which is nonpublic, in confidence in accordance with the Confidentiality Agreements; provided, however, that subsequent to the Closing Date, the terms of the Confidentiality Agreements shall survive only with respect to Information (as defined in the Confidentiality Agreements) provided with respect to Parent or the Sellers or their respective Affiliates, other than the Companies, and that after the Closing Date, the Confidentiality Agreements shall no longer apply to any Information (as defined in the Confidentiality Agreements) provided in respect of any other matters, including the Properties and the Purchased Companies. The Confidentiality Agreements, as modified by the immediately preceding sentence, shall survive the Closing or the termination of this Agreement pursuant to Section 7.1 and continue in full force and effect thereafter.

(b)    As promptly as practicable and in any event no later than fifteen (15) days after the end of each fiscal month ending after the date hereof and before the Closing Date, forty-five (45) days after the end of each fiscal quarter ending after the date hereof and before the Closing Date (other than the fourth quarter) or ninety (90) days after the end of each fiscal year ending after the date hereof and before the Closing Date, as the case may be, the Sellers will deliver to Acquirors true and complete copies of the financial statements of each Company (other than Mountaineer in the case of a Mountaineer Termination), in each case as of and for the fiscal year then ended or as of and for each such fiscal quarter or fiscal month, as the case may be, together with the notes, if any, relating thereto, which financial statements shall be prepared on a basis consistent with the Financial Statements.

(c)    As promptly as practicable, the Sellers will deliver to the Acquirors copies of all license applications and other filings made by the Companies after the date hereof and before the Closing Date with any Governmental Entity or Gaming Authority with such redactions as are necessary to protect nonpublic information related to the Sellers (other applications or other filings made by individuals and routine, recurring applications and filings made in the Ordinary Course of Business).

(d)    From the date of this Agreement until the delivery of any Form 8-K Financial Statements (or, if this Agreement is terminated pursuant to Article VII, the date of such termination), to the extent that PropCo, PropCo Parent or any of their respective Subsidiaries, or Buyer or any of its Subsidiaries (such Persons, a “Requesting Acquiror”) determines that any financial statements of any Company or their respective Subsidiaries or the Transferred Real Estate Assets are required to be filed with the SEC, including under Rule 3-05 or Rule 3-14 or Article 11 of Regulation S-X under the Securities Act of 1933, as amended (“Regulation S-X”) (such financial statements, “S-X Financial Statements”), (x) to satisfy such Requesting Acquiror’s reporting obligations on Form 8-K (or any amendments thereto) in connection with the transactions contemplated hereby as a result of the Closing (such financial statements, “Form 8-K Financial Statements”), upon reasonable notice from such Requesting Acquiror at any time after the date hereof but no later than the tenth (10th) day following the Closing Date, Sellers shall, and prior to the Closing shall cause each Company to (in each case at the Requesting Acquiror’s sole expense), use reasonable best efforts to prepare and deliver such Form 8-K Financial Statements to the Requesting Acquiror as soon as reasonably practical (but in no event later than the sixty-fifth (65th) day following the Closing Date) and (y) in connection with any registration statement, proxy statement, prospectus, or prospectus supplement filed with the SEC, or offering memorandum prepared by or on behalf of the Requesting Acquiror, upon reasonable notice from such Requesting Acquiror, Sellers shall use reasonable best efforts prior to the Closing to cause the Companies (at the Requesting Acquiror’s sole expense) to prepare and deliver such S-X Financial Statements to the Requesting Acquiror as soon as reasonably practical. From and after the Closing, the Acquirors shall cause the Companies to provide Sellers with access to the books and records and financial information and financial data as necessary for the Sellers to take the foregoing actions.

(e)    In furtherance of the provisions of Section 5.3(d), the Sellers shall prior to or after the Closing Date, and prior to the Closing shall and shall cause the Company and their respective Subsidiaries to, use commercially reasonable efforts to (A) provide reasonable assistance and cooperation with such Requesting Acquiror’s preparation of such financial statements (including by providing reasonable access to such financial information and financial data as shall be reasonably requested by the Requesting Acquiror or its Representatives in connection with the preparation of such financial statements) and any required pro forma financial information and pro forma financial statements or any required non-GAAP reconciliations, in each case, in accordance with Regulation S-X (it being understood that the Sellers and the Companies shall not be required to provide any Excluded Information), (B) provide reasonable assistance to the Requesting Acquiror and its independent accounting firm in completing audits and the preparation of such financial statements and other financial information, (C) upon reasonable request prior to the Closing, deliver to the Requesting Acquiror or its independent accounting firm, a customary representation letter signed by an authorized officer of the Company in such form as is reasonably required by the Requesting Acquiror’s independent accounting firm, and (D) use commercially reasonable efforts to cause the Companies’ independent accounting firm to take the actions contemplated by Section 5.9(a)(iv) with respect to the S-X Financial Statements or other financial statements or information prepared pursuant to this Section 5.4, including by providing such independent accounting firm with reasonable access to the books, records and employees of each Company and their respective Subsidiaries reasonably required to conduct such audit and reasonable assistance in completing such audit; provided, further, that nothing in this Section 5.3(e) shall (i) unreasonably interfere with the business or operations of the Sellers, any Company or their respective Subsidiaries or (ii) provided that Sellers are in compliance with their obligations under Section 5.3(d) and Section 5.3(e) prior to such date, require assistance beyond the sixtieth (60th) day after the Closing Date.

(f)    For the avoidance of doubt, any such obligations of the Sellers or, prior to the Closing, any Company or any of their respective Subsidiaries under Section 5.3(d)-(e) shall be at the Requesting Acquiror’s sole expense and Requesting Acquiror(s) will promptly reimburse the Sellers for any costs and expenses (including reasonable legal and accounting fees, third party labor costs and contractor costs) incurred by the Sellers or, prior to the Closing, the Sellers, the Companies or any of their respective Subsidiaries (including those of their respective Affiliates or Representatives) in connection with its performance under Section 5.3(d)-(e) on accordance with the provisions set forth in Section 5.9.

(g)    Buyer shall make available, and shall cause each Purchased Company after the Closing to make available, to the Sellers and their respective Affiliates and Representatives, its personnel and any and all books and records and other documents and information in its and each Purchased Company’s possession or control relating to the applicable Purchased Company reasonably requested by the Sellers relating to Taxes for a period of seven (7) years from the Closing Date.

(h)    On or prior to the Closing, Sellers shall use commercially reasonable efforts to deliver to the Acquirors, all books, records, corporate minute books and other files (on computer disc, if available) maintained by Sellers and the Companies and any Subsidiaries thereof to the extent exclusively relating to the Transferred Real Estate Assets (as such term is defined in the Real Estate Purchase Agreement), and to the extent in either Seller’s or any Company’s possession and not previously made available to the Acquirors, Sellers shall use commercially reasonable efforts to make available to the Acquirors copies of all Lease Documents and Contracts, plans and specifications for the Improvements, permits, licenses and other agreements and approvals relating to the maintenance and operation of the Properties.

(i)    On or prior to the Closing, Sellers shall deliver to the Acquirors, the fixed asset ledger of each Company as of the last day of the most recent calendar month ended at least fifteen (15) days prior to the Closing Date, prepared in a manner consistent with Sellers’ past practice.

Section 5.4    Governmental Approvals.

(a)    Each party hereto shall, and shall use reasonable best efforts to cause its Licensing Affiliates to cooperate with each other and use their reasonable best efforts to, (i) take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, resolutions, findings of suitability, orders, authorizations, registrations, declarations, filings, licenses, waivers or permits required (including any Gaming Approvals) (A) to be obtained or made by such party or any of its Affiliates or any of its Representatives and (B) to avoid any action or proceeding by any Governmental Entity (including those in connection with the HSR Act and antitrust Laws of any other applicable jurisdiction), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and (iii) make all necessary filings, and thereafter make any other required submissions with respect to this Agreement, as required under (A) any applicable federal or state securities Laws, (B) the HSR Act and antitrust Laws of any applicable jurisdiction, (C) the Gaming Laws and (D) any other applicable Law (collectively, the “Governmental Approvals”), and to comply with the terms and conditions of all such Governmental Approvals.

(b)    Without limiting Section 5.4(a), each of the Sellers and Buyer shall, and shall use reasonable best efforts to cause its Representatives and Licensing Affiliates to, file, or cause to be filed, within fifteen (15) days after the date hereof, all filings pursuant to the HSR Act (and, to the extent applicable, all filings under the antitrust laws of any applicable jurisdiction). In addition, (x) within thirty (30) days after the date hereof, (A) each of the Sellers and the Acquirors shall, and shall use reasonable best efforts to cause its Representatives and Affiliates (including all Licensing Affiliates) to, file, or cause to be filed, all initial applications and documents required by the Gaming Authorities in the States of Missouri or West Virginia in connection with obtaining all required Gaming Approvals, including without limitation the filing of a Petition for Change in Control in Missouri, and (B) Buyer shall, and shall use reasonable best efforts to cause its Representatives and Affiliates (including all Licensing Affiliates) to, file, or cause to be filed, all initial applications and documents required by the Gaming Authorities in the States of Missouri necessary in connection with the Restructuring, and (y) as soon as reasonably practicable after the applicable Acquiror has secured sufficient information, such Acquiror shall file, or cause to be filed, all required financing affidavits and forms in states other than Missouri and West Virginia; shall act diligently and promptly to pursue the Governmental Approvals and, subject to applicable Laws relating to the exchange of information, supply as promptly as practicable to the appropriate Governmental Entity any additional information and material that may be requested thereby, including in respect of required Gaming Approvals, the HSR Act and the antitrust laws of any applicable jurisdiction (with respect to Sellers, PropCo and Buyer), and shall cooperate with the other parties hereto in connection with the making of all filings referenced in the two preceding sentences, including, subject to applicable Laws relating to the exchange of information, providing copies of all such filed documents to the other parties hereto and their Representatives (other than copies of personal applications made under applicable Gaming Laws and any documents or information related thereto; provided, that materials may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns and the unredacted versions provided only to outside counsel for the Sellers) as promptly as practicable following the filing thereof. Following the execution of this Agreement, each of the Sellers and each of the Acquirors shall use its reasonable best efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Governmental Approvals as promptly as possible. From the date of this Agreement until the Closing, each party hereto shall keep the other parties hereto reasonably informed with respect to such party’s pursuit of Governmental Approvals. Each party agrees to notify the other parties promptly upon receipt of any concerns expressed in writing by any Gaming Authority with respect to the prospects for the timely consummation of the Transactions or the suitability of the applicable Licensing Affiliates. Notwithstanding anything herein to the contrary, the Acquirors shall determine the strategy to be pursued for obtaining, and lead any efforts to obtain, all necessary actions or nonactions and Governmental Approvals from any Governmental Entities in connection with the Transactions; provided, that the Acquirors agree to take into consideration the Seller’s reasonable views, suggestions and comments regarding such strategy and efforts.

(c)    Without limiting Section 5.4(a) or (b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Sellers and Buyer shall use their reasonable best efforts to avoid or eliminate any impediment under the HSR Act or any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity or any other Person with respect to the Closing so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date), including implementing, contesting or resisting any litigation before any court or administrative tribunal seeking to restrain or enjoin the Transactions. Notwithstanding anything in this Agreement to the contrary, reasonable best efforts for purposes of this Section 5.4 shall not require Buyer to litigate or defend any suit or proceeding brought by the Federal Trade Commission or Department of Justice, whether judicial or administrative except to the extent that there is a reasonable prospect of success in relation to such litigation. Furthermore, notwithstanding anything in this Agreement to the contrary, neither of Buyer nor PropCo nor any of their respective Affiliates shall have any obligation to take any action or refrain from taking any action as required by this Section 5.4 to the extent that such action or inaction would, individually or in the aggregate, reasonably be expected to (x) (i) result in PropCo not acquiring the Real Property, or (ii) require the divestiture of any facility located on the applicable Real Property (or the leasehold rights therein) or any of PropCo’s or its Affiliates’ other facilities, properties or other assets (or leasehold rights therein), (w) require PropCo to undertake material new construction activity, (x) require any of the PropCo Licensed Parties to obtain a casino operator license to operate a casino, casino management company license, or any other permit to participate in or conduct casino gaming from a Governmental Entity, (y) require PropCo or any of its Affiliates to terminate, modify or extend existing relationships and contractual rights and obligations with respect to any real property including any real property lease or any tenant, or (z) otherwise have a material and adverse impact on PropCo or its Affiliates and Subsidiaries. Further, no party shall be required to take any action with respect to any order, judgment or applicable Law or in order to obtain any approval or resolve any objection or impediment under any applicable Law that is not conditioned upon the consummation of the Closing.

(d)    From the date of this Agreement until the Closing, each party shall promptly notify all other parties hereto in writing of any pending or, to the knowledge of Buyer, PropCo or the Sellers, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Closing of any Transactions or (ii) seeking to restrain or prohibit the consummation of the Closing or subject the consummation to any condition not set forth herein. No actions taken pursuant to this Section 5.4 shall be considered for purposes of determining whether a Material Adverse Effect has occurred.

(e)    Notwithstanding anything to the contrary in this Agreement, PropCo shall have no obligation to (i) take any action or refrain from taking any action pursuant to this

Section 5.4, including, for the avoidance of doubt, any action or inaction requested by Governmental Entities, including Gaming Authorities, if PropCo obtains a legal opinion from a nationally recognized law firm that such action or inaction would be reasonably likely to materially impair PropCo or its direct or indirect owner from continuing to be treated as a real estate investment trust under the Code; (ii) assuming the accuracy of the representations and warranties of the PropCo set forth in Section 4.2(c), file or cause to be filed premerger notification or take any action under or related to the HSR Act; or (iii) seek, request or obtain approval from any Governmental Entity in connection with the operation or ownership of the business conducted at the Real Property as of the date hereof or as of the Closing Date; provided, further, that (x) PropCo may not be compelled to take any action or refrain from taking any action under any other provision of this Agreement to the extent that PropCo is excused from taking such action or refraining from taking such action by this sentence and (y) PropCo will not be deemed to be in breach of this Agreement solely due to its failure to take or refrain from taking such action. For the avoidance of doubt, nothing in this Section 5.4 shall be deemed to limit any obligation the Acquirors may have to pay the applicable Acquiror Termination Fee pursuant to Section 7.3.

Section 5.5    Publicity. Each of the Sellers and each of the Acquirors shall use commercially reasonable efforts to agree on the form and content of any press release regarding the Transactions and shall consult with each other before issuing, provide each other the opportunity to review and comment upon and use commercially reasonable efforts to agree upon, any press release or other public statement with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except to the extent that such consultation or consideration is not possible as a result of applicable Law (including applicable securities laws and any Gaming Laws) or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, it being understood and agreed that each of the Acquirors and Parent may elect to file one or more Current Reports on Form 8-K with the Securities and Exchange Commission in connection with the Transactions and each of the Sellers and the Acquirors shall cooperate with each other with regard to the filing of such Current Reports. Notwithstanding anything to the contrary herein, the Sellers, each of the Acquirors or each of their respective Affiliates may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the Sellers and the Acquirors (or made by one party and reviewed by the other) and do not reveal non-public information relating to any party hereto or the Transactions.

Section 5.6    Further Assurances and Actions.

(a)    Subject to the terms and conditions herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transactions, including using its reasonable best efforts to (i) obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts with each party hereto as are necessary for consummation of the Transactions and (ii) fulfill all conditions precedent applicable to such party pursuant to this Agreement. Notwithstanding the foregoing, neither Sellers, Buyer nor PropCo shall have any obligation to give any guarantee or consideration of any nature in connection with the actions described in this Section 5.6(a).

(b)    The Sellers shall reasonably cooperate with Buyer to the extent reasonably requested by Buyer to cause the counterparty to any Contract (i) to which Parent or an Affiliate of Parent, other than any of the Companies, is a party, (ii) under which any Company is a beneficiary and (iii) which is reasonably necessary to continue in all material respects the operation of the business of any Company, as such business is currently conducted, to consent to the partial assignment, effective not prior to the Closing Date, of those rights of such Company or enter into a new agreement with Buyer or such Company with respect to the matters addressed by such Contract that are related to the operation of the business of such Company; provided, that Parent and its Affiliates shall be required to compromise any right, asset or benefit (nor shall they be permitted to do so) or expend any amount or incur any liabilities or provide any other consideration in connection therewith.

(c)    In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, the proper officers or directors of each of the Acquirors and the Sellers, and their Affiliates, as applicable, shall take all action reasonably necessary (including executing and delivering further affidavits, instruments, notices, assumptions, releases and acquisitions).

Section 5.7    Transfer Taxes; HSR Filing Fee; Gaming Approvals.

(a)    All transfer, documentary, sales, use, registration and similar Taxes (including all applicable real estate transfer or gains Taxes and stock transfer Taxes) and related fees (including any penalties, interest and additions to Tax) (“Transfer Taxes”) incurred in connection with the Company Interests Sale shall be borne 50% by Buyer, on the one hand, and 50% by the Sellers, on the other hand. Buyer shall prepare and file all Tax Returns related to such Transfer Taxes; provided that the Sellers shall join in the execution of any such Tax Returns where required by applicable Law.

(b)    All filing fees pursuant to the pre-merger notifications under the HSR Act shall be borne by Buyer.

(c)    All fees related to (i) Buyer receiving Gaming Approvals required or necessary in connection with the Transactions and necessary for ownership and operation of the Properties and (ii) the Sellers receiving Gaming Approvals required or necessary as a result of the Restructuring shall be borne by Buyer. All fees related to PropCo receiving Gaming Approvals required or necessary in connection with the Transactions and necessary for ownership of the Real Property shall be borne by PropCo.

(d)    Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions (i) by the Sellers or the Companies (but only up to the time of Closing and disregarding all such unpaid costs, fees and expenses incurred at the direction of Buyer at the time of, or at, the Closing) shall be paid by the Sellers or the applicable Company (as the case may be), (ii) by Buyer shall be paid by Buyer and (iii) by PropCo shall be paid by PropCo, in each case whether or not the Closing is consummated.

Section 5.8    Negotiations. From the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Closing (and subject to the termination of the obligations under this Section 5.8 with respect to Mountaineer in the event of a Mountaineer Termination), the Sellers agree that they will not, and will not permit or cause any of their respective Affiliates, officers, managers, members, directors, employees, investment bankers, consultants, advisors, other agents and Representatives (collectively, “Seller Representatives”), to directly or indirectly, (i) sell or otherwise transfer any equity interests in the Companies, all or a significant portion of the assets of any Company (other than inventory in the Ordinary Course of Business), or enter into any agreement to sell or otherwise transfer such an equity interest or all or a significant portion of the assets (including, without limitation, pursuant to the Mountaineer Listing Agreements), (ii) take any action to solicit, initiate, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer to acquire all or any significant part of any Company or any of its assets, whether by merger, sale of equity interests, sale of assets, recapitalization or otherwise (each, an “Acquisition Proposal”), (iii) disclose or provide any nonpublic information relating to any Company (including this Agreement) in connection with an Acquisition Proposal, (iv) afford access to a transaction data room, the properties, books or records of any Company to any third party that has made or is reasonably believed by the Sellers to be contemplating any Acquisition Proposal, or (v) otherwise cooperate with, or knowingly assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person (other than the Acquirors or their respective Representatives) with respect to, or which would reasonably be likely to lead to, an Acquisition Proposal. The Sellers shall and shall cause their Seller Representatives to promptly cease and cause to be terminated all discussions and negotiations, if any, which have taken place prior to the date hereof with respect to any Acquisition Proposal. Notwithstanding anything herein to the contrary, if Parent, any of its Subsidiaries or any of their respective representatives receives an inquiry, proposal or offer from any Person or group relating to any transaction other than an Acquisition Proposal, including a sale, purchase, merger, consolidation, combination or other transaction involving Parent or any of its Subsidiaries (other than a Company or the assets thereof) (a “Separate Proposal”), then Parent, any of its Subsidiaries (including any Company or the Properties) and any of the Representatives of any of the foregoing, as applicable, may (i) furnish any information and other access to any Person making such Separate Proposal and any of its representatives, (ii) engage in discussions or negotiations with any Person making such Separate Proposal and any of its representatives or (iii) enter into any transaction relating to such Separate Proposal.

Section 5.9    Financing Cooperation.

(a)    From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article VII (and subject to the termination of the obligations under this Section 5.9 with respect to Mountaineer in the event of a Mountaineer Termination), at the sole expense of Buyer or PropCo, as applicable, the Sellers shall, and shall cause each Company and their respective Subsidiaries to, and shall use its reasonable best efforts to cause the Representatives of Sellers, each Company and their respective Subsidiaries to, provide to Buyer or PropCo, as applicable, such cooperation as may be reasonably requested by Buyer or PropCo, as applicable, in connection with obtaining Financing for any of the Transactions, including:

(i)    upon reasonable prior notice, making senior management and advisors of the Sellers, each Company and their respective Subsidiaries available to assist in preparation for and participate in a reasonable number of meetings, presentations and due diligence sessions with the Financing Parties and other proposed lenders, legal counsel, underwriters, initial purchasers, placement agents and proposed investors, and in sessions with rating agencies, in each case subject to customary confidentiality provisions;

(ii)    providing the applicable Acquiror such information regarding the business and the Companies as shall be reasonably requested by such Acquiror in connection with such Acquiror’s preparation of materials for lender, underwriter and rating agency presentations, offering documents, private placement memoranda, registration statements, bank information memoranda, offering memoranda, prospectuses, business projections and similar documents used in connection with such Financing, and providing customary authorization and management representation letters in connection therewith; provided, that any such offering materials need not be issued by Sellers, each Company or their respective Subsidiaries prior to Closing;

(iii)    solely with respect to financial information and data derived from each Company’s historical books and records, provide the applicable Acquiror with such information as such Acquiror shall reasonably request in connection with such Acquiror’s preparation of pro forma financial information and pro forma financial statements required under such Financing, it being agreed that neither the Seller, each Company, any of their respective Subsidiaries or Representatives will be required to provide any information relating to (a) any description of any debt or equity financing or the proposed aggregate amount of any debt or equity financing or assumed interest rates and fees and expenses relating to the incurrence of such financing, (b) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments, (c) projections, risk factors or other forward-looking information or statements or (d) any financial information related to the Acquirors or any of their respective Subsidiaries or any adjustments that are not directly related to the transactions contemplated by this Agreement (the “Excluded Information”);

(iv)    using reasonable best efforts to cause its independent accountants to provide reasonable assistance and cooperation to the applicable Acquiror, including participating in a reasonable number of drafting sessions and accounting due diligence sessions and providing customary consents to the applicable Acquiror to use their audit reports relating to the Sellers, each Company and their respective Subsidiaries and providing drafts of any customary “comfort letters” with respect to financial information relating to a Company and its Subsidiaries as necessary or customary for financings similar to such Financing;

(v)    assisting in the preparation of and executing and delivering definitive financing documents, including interest hedging arrangements, pledge and security documents, and certificates and other documents and back-up for legal opinions, in each case as applicable and to the extent reasonably requested by the applicable Acquiror; provided, that no obligation of any Company or any Subsidiary thereof shall be effective prior to the Closing; and

(vi)    providing at least seven (7) Business Days prior to the Closing Date all documentation and other information about the Sellers, each Company and any Subsidiary of the Company required by applicable “know your customer” and anti-money laundering rules and regulations and reasonably requested in writing by the applicable Acquiror;

provided, that nothing in this Section 5.9 shall require (i) such cooperation to the extent it would (A) subject the Sellers, any Company or any of their respective Subsidiaries, Affiliates or Representatives to any actual or potential personal liability, or (B) unreasonably interfere with the business or operations of the Sellers, each Company and any Subsidiary of the Company, (ii) the taking of any action that would conflict with or violate (w) the organizational documents of Sellers or the Companies, (x) any contract of the Sellers or their respective Subsidiaries (other than the Companies), (y) in any material respect, the contracts of the Companies or (z) any applicable Law, (iii) such cooperation, or the taking of any action, that would cause any Company to breach any provision or fail to perform any of its obligations under this Agreement or cause any condition to Closing set forth in Article VI to fail to be satisfied, (iv) any Seller, any Company or any of their respective Subsidiaries or Affiliates to cause its governing board/committee or partners to adopt any resolution, grant any approval or authorization or otherwise take any corporate or similar action in each case for the purpose of approving such Financing, (v) the Sellers, any Company or any of their respective Subsidiaries or Affiliates to pay any commitment or other similar fee in respect of such Financing prior to the Closing Date that is not advanced or substantially simultaneously reimbursed by the Buyer or (vi) any Seller, any Company or any of their respective Subsidiaries or Affiliates to make any representations or warranties to, or agree to any covenants with, any Person in connection with the Financing (provided that the Companies and their respective Subsidiaries will take such actions to the extent such actions are contingent on, or are not effective prior to, the Closing). Each Acquiror shall indemnify, defend and hold harmless the Companies, the Sellers and each of their respective Affiliates and Representatives, successors and assigns from and against all losses suffered or incurred by them in connection with (A) any action taken by them at the request of such Acquiror pursuant to this Section 5.9 or (B) any information utilized in connection therewith. Each Acquiror shall promptly, upon request by any Company, reimburse such Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by such Company in connection with the cooperation of such Company contemplated by this Section 5.9 taken at the request of such Acquiror. The Sellers hereby consent to the use of the Company’s and their respective Subsidiaries’ logos as may be reasonably necessary in connection with such Financing.

Section 5.10    Intentionally omitted.

Section 5.11    Insurance. Provided that no Casualty Event shall have occurred prior to the Closing, the Companies’ fire and casualty insurance and other insurance policies may be cancelled by the Sellers as of the Closing Date, and any refunded premiums shall be retained by the Sellers. Buyer will be responsible for acquiring and placing its casualty insurance, business interruption insurance, liability insurance and other insurance policies for periods from and after the Closing and, if required, shall post any collateral required by an insurer in respect of any insurance policies held by each Company in respect of the Properties, its operations or its employees immediately prior to the Closing.

Section 5.12    Certain Transactions. Prior to the Closing, Buyer shall not, and shall not permit any of its Affiliates to, take, or agree to commit to take, (i) any action that would or is reasonably likely to materially delay the receipt of, or materially impact the ability of a party to obtain, any Governmental Approval necessary for the consummation of the transactions contemplated by this Agreement or (ii) any action that would or is reasonably likely to cause any Governmental Entity having jurisdiction over federal antitrust or competition Laws of the United States to commence or re-open a proceeding or investigation that could reasonably be expected to challenge or prevent the transactions contemplated by this Agreement or delay the Closing thereof beyond the Outside Date.

Section 5.13    No Control. Except as permitted by the terms of this Agreement, prior to the Closing, the Acquirors shall not directly or indirectly control, supervise, direct or interfere with, or attempt to control, supervise, direct or interfere with, the operations of the Companies. Until the Closing, the operations and affairs of the Companies are the sole responsibility of and under the complete control of the Sellers, except as expressly provided for in this Agreement.

Section 5.14    Guests’ Property; Reservations; Chips; Front Money.

(a)    Buyer, on behalf of each Purchased Company, shall be responsible from and after the Effective Time for all property of guests at the Properties, including (i) all motor vehicles that were checked and placed in the care of the Properties, (ii) all baggage, suitcases, luggage, valises and trunks of hotel guests checked or left in the care of the Properties and (iii) any personal property stored in the safe deposit boxes located at the Properties. All such items shall be stored as Buyer shall choose, and Buyer shall be responsible for any claims with respect thereto.

(b)    Buyer will honor the terms and rates of all reservations (in accordance with their terms) made prior to the Closing at the Properties by guests or customers, including advance reservation Cash deposits, for rooms or services confirmed by the Sellers for dates on or after the Closing Date in the Ordinary Course of Business of the business located at the Properties. Buyer recognizes that such reservations may include discounts or other benefits, including benefits extended in the Ordinary Course of Business under the Isle of Capri Fan Club Card, One Club or any other frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits be delivered by Buyer to the guest(s) holding such reservations. Buyer will honor all room allocation agreements and banquet facility and service agreements which have been granted to groups, persons or other customers that (i) have been entered into as of the date hereof, or (ii) are entered into in the Ordinary Course of Business, at the rates and terms provided in such agreements.

(c)    From the Effective Time until a date that is no later than the expiration date of the Transition Services Agreement, the Purchased Companies may continue to use the Seller’s Chips that were in use prior to the Effective Time. Buyer shall, if required by the applicable Gaming Laws, submit a plan to the relevant Gaming Authorities at least thirty (30) days prior to the expiration date of the Transition Services Agreement, or such earlier date required by the Gaming Authorities, for the redemption and destruction of all Seller’s Chips used by the Purchased Companies. After such plan is approved by the relevant Gaming Authorities (or not later than the expiration date of the Transition Services Agreement, if no such approval is necessary), Buyer shall redeem for Cash all of the Seller’s Chips issued by the Purchased Companies at the Properties for a period of not less than one hundred and twenty (120) days. Following the expiration date of the Transition Services Agreement, except in connection with the redemption and destruction of the Seller’s Chips described in such plan, Buyer shall cease to issue or use (and Buyer shall not reissue or reuse) any Seller’s Chips. After the Closing, Buyer shall be solely responsible and liable for compliance with applicable Gaming Laws and regulations of Gaming Authorities with respect to operation and support of the business of the Purchased Companies subsequent to Closing, including any obligation to redeem and destroy Seller’s Chips.

(d)    Effective as of the Effective Time, Representatives of each of Buyer and the Sellers shall take inventory of all Front Money and identify what Persons are entitled to what portions of such Front Money. All such Front Money shall be retained in the cages of the Properties and listed in an inventory prepared and signed jointly by Representatives of Buyer and the Sellers no later than the Effective Time. From and after the Effective Time, Buyer shall distribute Front Money only to the Persons and only in the amounts as determined pursuant to this Section 5.14(d).

Section 5.15    Termination of Contracts.

(a)    The Sellers shall, and shall cause their respective Affiliates (other than the Companies), on the one hand, and one or more of the Companies, on the other hand, to terminate the Contracts listed on Schedule 5.15 (the “Affiliate Contracts”) effective as of the Effective Time; provided that, for the avoidance of doubt, with respect to any Affiliate Contracts that are enterprise-level Contracts maintained by the Sellers or their respective Affiliates (other than the Companies), the Sellers shall terminate only the Companies’ rights and obligations with respect to such Affiliate Contracts.

(b)    On or before the Effective Time, the Sellers shall (i) terminate or (ii) deliver to Buyer an executed and delivered assignment agreement assigning, the Consulting Agreement dated as of September 24, 2007 between Mountaineer and Compensation Strategies, Inc. to Parent or one of its Subsidiaries (other than the Companies).

Section 5.16    Supplement to Disclosure Schedules. From time to time prior to the Closing, the Sellers shall have the right (but not the obligation) to supplement or amend the Disclosure Schedules hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof in order to add or amend information as a result of events or circumstances occurring subsequent to the date hereof and which does not result from a breach by Seller of this Agreement. No such supplement, amendment or addition shall be evidence, in and of itself that the representations and warranties in the corresponding Section are no longer true and correct in all material respects. It is specifically agreed that the Disclosure Schedules may be supplemented, amended and/or added to, to add immaterial, as well as material, items thereto. Any disclosure in any such supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 6.2 have been satisfied; provided, however, that, solely to the extent that (a) the facts, circumstances events or actions (i) set forth in any such supplement first occurred or arose after the date of this Agreement, (ii) do not result from Fraud, willful misconduct and/or breach of any covenant of any Company, any Seller, or Parent and (iii) would render a condition precedent to Buyer’s obligations to consummate the Closing set forth in Section 6.2 or a condition precedent to PropCo’s obligations to consummate the RE Closing (as defined in the Real Estate Purchase Agreement) set forth in Section 5.2 of the Real Estate Purchase Agreement, in each case incapable of being satisfied (and such supplement specifically indicates that such condition is no longer capable of being satisfied) and (b) the representations and warranties to which the subject matter of such supplement relates were, as of the date of this Agreement (1) true and correct in all material respects or (2) in the case of a representation or warranty that is already subject to qualifications as to materiality or Material Adverse Effect, true and correct in all respects, then, if the Acquirors do not elect to terminate this Agreement within fifteen (15) Business Days of its receipt of such supplement, then the Acquirors shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter (it being understood that (A) the Acquirors shall have no obligation to consummate the Transactions during such fifteen (15) Business Day period and (B) if such supplement is received by the Acquirors within fifteen (15) Business Days of the Outside Date, the Outside Date shall be deemed to occur on the fifteenth (15th) Business Day after the delivery of such supplement). Notwithstanding anything to the contrary in this Section 5.16, nothing in this Section 5.16 shall impair or otherwise affect PropCo’s or Buyer’s rights hereunder in the case of the occurrence of a Material Casualty Event or a Material Condemnation Event, which such rights shall be governed by Section 6.2(e) and Section 7.1(h).

Section 5.17    Title Policies.

(a)    The Sellers shall, with the reasonable cooperation of Buyer, use commercially reasonable efforts to cause Fidelity National Title Insurance Company (the “Title Company”) to issue Missouri and West Virginia, as the case may be, standard-coverage owner’s policies of title insurance, insuring PropCo’s fee simple title to the Real Property (and with respect to IOC-Caruthersville, subject to Section 5.17(c), the interests created by the Caruthersville Right-of-Way Lease) in the amount of $96,771,510.00 with respect to the Mountaineer Property, $66,773,876.00 with respect to the IOC-Caruthersville Property and $114,254,614.00 with respect to the IOC-CG Property in the form of the pro forma title policies attached hereto as Exhibit C in the same amounts (which title policies shall include the endorsements the Buyer or PropCo reasonably require), together with such co-insurance as Buyer or PropCo shall reasonably require, and otherwise in the condition required by this Agreement (collectively, the “Title Policies”). In addition, Buyer and PropCo each shall have the right to obtain, at such party’s sole expense, as applicable, ALTA surveys or zip maps or updates of existing surveys or zip maps of the Owned Real Property (and in connection therewith the Sellers shall, and shall cause the Companies to provide surveyors with reasonable access to the Real Property for such purpose), provided that obtaining such survey shall (x) be at no cost to, and shall impose no additional liability on, the Sellers and (y) not be a condition to Closing hereunder or otherwise delay Closing hereunder so long as Seller complies with its obligations in this Section 5.17.

(b)    With respect to any Title Policy for the IOC-Caruthersville Property and IOC-CG Property, the cost of the title commitments and the costs of the base premiums for any Title Policy shall be borne by the Sellers and the costs related to premiums for incremental, extended title insurance coverage and any endorsements (except for any affirmative coverage endorsements required to remove any exception to title that the Sellers have agreed to remove, the cost of which shall be paid by the Sellers) shall be paid by PropCo or Buyer, as the case may be. With respect to any Title Policy for the Mountaineer Property, the cost of the title commitments, the costs of the base premiums for any Title Policy, and the costs related to the premiums for incremental, extended title insurance coverage and any endorsements (except for any affirmative coverage endorsements required to remove any exception to title that the Sellers have agreed to remove, the cost of which shall be paid by the Sellers) shall be paid by PropCo or Buyer, as the case may be. All other costs and expenses (if any) with respect to any Real Property shall be allocated between the Acquirors and the Sellers in accordance with the customary practice of the county in which any such Real Property is located.

(c)    Sellers agree to reasonably cooperate with the Acquirors, the Title Company and surveyor such that the Title Policy for Caruthersville shall include as an insured interest the interest created by the Caruthersville Right-of-Way Lease, as the same may be extended, renewed and/or replaced prior to the Closing. For the avoidance of doubt, the insuring of the interests created by the Caruthersville Right-of-Way Lease shall not be a condition to closing the Transactions.

Section 5.18    Tax Matters.

(a)    Following the Closing, the Sellers shall prepare or cause to be prepared (at the applicable Company’s expense) all Tax Returns that are required to be filed by each Company for any Pre-Closing Tax Period, and, subject to the rights to payment from the Sellers under Section 8.2(a), such Company shall pay or cause to be paid any Taxes shown due thereon. All such Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. With respect to any such Tax Return, the Sellers shall furnish a completed copy of such Tax Return to Buyer for Buyer’s review and approval not later than twenty (20) days before the due date for filing such Tax Return (including extensions thereof). The parties shall attempt in good faith to resolve any disagreement regarding such Tax Returns prior to filing. In the event the parties are unable to resolve any dispute within ten (10) days prior to the due date for filing such Tax Return, such dispute shall be resolved pursuant to Section 5.18(c), which resolution shall be binding on the parties. For the avoidance of doubt, this Section 5.18(a) shall not apply to any consolidated, combined, unitary or similar Tax Return that includes any Company and Parent or its Affiliates, which shall be prepared and filed by Parent and subject to the sole control of Parent and its Affiliates and as to which Buyer shall have no review or approval rights.

(b)    Following the Closing, Buyer shall prepare or cause to be prepared (at the applicable Company’s expense) and each Company shall file or cause to be filed all Tax Returns that are required to be filed by such Company for any Straddle Period and, subject to the rights to payment from the Sellers under Section 8.2(a), such Company shall pay or cause to be paid any Taxes shown due thereon. All such Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. With respect to any such Tax Return, Buyer shall furnish a completed copy of such Tax Return to the Sellers for the Sellers’ review and approval not later than twenty (20) days before the due date for filing such Tax Return (including extensions thereof), together with a statement setting forth the amount of Tax for which the Sellers are responsible pursuant to Section 8.2(a). The parties shall attempt in good faith to resolve any disagreement regarding such Tax Returns prior to filing. In the event the parties are unable to resolve any dispute within ten (10) days prior to the due date for filing such Tax Return, such dispute shall be resolved pursuant to Section 5.18(c), which resolution shall be binding on the parties. For the avoidance of doubt, this Section 5.18(b) shall not apply to any consolidated, combined, unitary or similar Tax Return that includes any Company and Parent or its Affiliates, which shall be prepared and filed by Parent and subject to the sole control of Parent and its Affiliates and as to which Buyer shall have no review or approval rights.

(c)    Any dispute as to any matter covered by Section 5.18(a) or (b) shall be resolved by the Neutral Accounting Firm. The fees and expenses of the Neutral Accounting Firm shall be borne one-half by Buyer and one-half by the Sellers. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner that the party responsible for preparing such Tax Return (which, for the avoidance of doubt, is the Sellers for any Tax Return described in Section 5.18(a)) deems correct without prejudice to the other party’s rights hereunder.

(d)    The amount of any Taxes attributable to a Straddle Period shall be apportioned between the pre-Closing portion of such period and the post-Closing portion of such period (i) in the case of property and ad valorem Taxes, by apportioning such Taxes on a per diem basis without taking into account any increase in the assessed value of any property resulting from or attributable to the Transactions and (ii) in the case of all other Taxes, on a closing of the books basis; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be apportioned on a per diem basis; provided, further, that for income Taxes, the pre-Closing portion of any Straddle Period shall end on the Closing Date and that for non-income Taxes (including, without limitation, property, gross receipts, sales and employment Taxes), the pre-Closing portion of any Straddle Period shall end on the day prior to the Closing Date.

(e)    If a written notice of deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes of any Company is received by Buyer, such Company or any of their Affiliates (a “Notified Party”) for which the Sellers would be expected to be liable pursuant to Section 8.2(a) (a “Tax Claim”), the Notified Party shall give the Sellers prompt notice of such Tax Claim. After the Closing, the Sellers shall represent the interests of such Company in any Tax Claim relating to a Pre-Closing Tax Period (and such Company shall provide the Sellers with any necessary powers of attorney in connection therewith), and Buyer shall have the right to represent the interests of such Company in any Tax Claim relating to a Straddle Period; provided, however, that (i) the controlling party shall keep the non-controlling party reasonably informed and consult in good faith with the non-controlling party with respect to any issue relating to such Tax Claim, (ii) the non-controlling party may participate directly in any Tax Claim at its own expense; (iii) the controlling party shall provide the non-controlling party with copies of all correspondence, notices and other written material received from any Governmental Entity with respect to such Tax Claim and shall otherwise keep the non-controlling party apprised of substantive developments with respect to such Tax Claim, (iv) the controlling party shall provide the non-controlling party with a copy of, and an opportunity to review and comment on, all submissions made to a Governmental Entity in connection with such Tax Claim, and (v) the controlling party may not agree to a settlement or compromise thereof, or abandonment thereof, without the prior written consent of the non-controlling party, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of a conflict between the provisions of this Section 5.18(e), on the one hand, and the provisions of Section 8.3, on the other, the provisions of this Section 5.18(e) shall control. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 5.18(e) shall not apply to any Tax Claim relating to any consolidated, combined, unitary or similar Tax group that includes any Company, which Tax Claim shall be subject to the sole control of the Sellers and their respective Affiliates and as to which Buyer shall have no rights set forth in this Section 5.18(e) or Section 8.3.

(f)    After the Closing Date, the Sellers and Buyer shall (and shall cause their respective Affiliates to) (i) assist the other party or parties, as the case may be, in preparing any Tax Returns that such other party or parties, as the case may be, is responsible for preparing and filing in accordance with Section 5.18(a) or (b), (ii) cooperate fully in responding to any inquiries from or preparing for any audits of, or disputes with Governmental Entities regarding, any Taxes or Tax Returns of any Company, and (iii) make available to the other party or parties, as the case may be, as reasonably requested, all information in its possession relating to each Company that may be relevant to any Tax Return, audit or examination, proceeding or determination and to any Governmental Entity as reasonably requested by the Sellers or Buyer all information, records and documents relating to Taxes of such Company.

(g)    The Sellers shall be entitled to any Tax refunds or overpayments in respect of Pre-Closing Tax Periods and the pre-Closing portion of Straddle Periods that are received by Buyer or any Company, or that reduce Taxes otherwise payable by Buyer or any Company in respect of a Post-Closing Tax Period or the post-Closing portion of a Straddle Period, net of any out-of-pocket costs or Taxes attributable to such refunds; provided, however, that the Sellers shall not be entitled to any Tax refunds or overpayments that are taken into account in the calculation of Closing Working Capital. Buyer shall cause each Company to make all filings and take all actions necessary to secure such refunds or overpayments as promptly as possible and to pay to the Sellers any such amount within fifteen (15) days after the actual receipt of or entitlement to such refund or overpayment. For the avoidance of doubt, to the extent not taken into account in the calculation of Closing Working Capital, Buyer shall promptly pay to the Sellers the amount of any Tax (including estimated Tax) prepaid by any Company on or prior to the Closing Date with respect to a Post-Closing Tax Period or the post-Closing portion of a Straddle Period.

(h)    The Sellers shall terminate (or otherwise cause to be terminated) all Tax Sharing Agreements between any Company, on the one hand, and any other Person (other than a Company), on the other hand, before or as of the Closing Date.

(i)    Without obtaining the prior written consent of the Sellers, Buyer shall not, and shall not cause or permit any Company to, (i) take any action on the Closing Date other than in the Ordinary Course of Business that could reasonably be expected to give rise to any material Tax Liability of the Sellers or any indemnification obligation of the Sellers under Section 8.2(a), (ii) amend any Tax Return of any Company for a Pre-Closing Tax Period or a Straddle Period, (iii) file any Tax Return of any Company for a Pre-Closing Tax Period or a Straddle Period other than one filed in accordance with Section 5.18(a) and (b) (unless the Sellers fail to file a Tax Return described therein), or (iv) carry back any net operating loss, credit or other Tax attribute from a Post-Closing Tax Period to a Pre-Closing Tax Period or Straddle Period, in each case, unless otherwise required by applicable Law. No party shall make (or purport to make) any election under Treasury Regulations section 1.1502-76(b)(2)(ii)(D) to ratably allocate items under Treasury Regulations section 1.1502-76(b)(2)(ii) or any election described in Treasury Regulations section 1.1502-76(b)(2)(iii).

(j)    Parent and Buyer shall join in making elections under Code Section 338(h)(10) (and any corresponding elections under state or local tax law) (collectively the “Section 338(h)(10) Elections”) with respect to (i) the purchase and sale of the stock of Mountaineer hereunder and (ii) if the Restructuring is effected, each of the purchases and sales of the stock of Target Corporation 1 and Target Corporation 2 hereunder. Within thirty (30) days following the Closing Date, Buyer shall sign and file the IRS Form(s) 8023 described in Section 6.2(f)(ii) and provide a copy of such filed forms to Parent along with evidence of filing. Parent and Buyer shall timely file or cause to be filed all other forms required to make the Section 338(h)(10) Elections, and each shall provide copies of all such forms to the other no later than thirty (30) days before the due date.

Section 5.19    Director and Officer Liability and Indemnification. Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by each Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing Date, an officer or director of such Company, as provided in the certificate or articles of incorporation or formation, by-laws, partnership agreement or limited liability company agreement of such Company, in each case as in effect on the date of this Agreement, shall not be terminated or modified in a manner as to adversely affect any director or officer to whom such provisions apply, and shall survive the Closing Date and continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years.

Section 5.20    Use of Players List. Neither Buyer nor any of its Affiliates (including after the Closing, any Company) or Representatives shall use the Players List in any manner contrary to Gaming Laws or other applicable Laws.

Section 5.21    [Reserved].

Section 5.22    [Reserved].

Section 5.23    Casualty and Condemnation. In the event that a Casualty Event or Condemnation shall have occurred prior to the Closing, except in the case of a Material Casualty Event or Material Condemnation Event that results in a Mountaineer Termination or a termination of this Agreement pursuant to Section 7.1(h), (i) with respect to any Condemnation, one or both Acquirors (as directed in writing to the Sellers), at the Closing, shall receive a credit against the Purchase Price or the Real Estate Purchase Price equal to, in the aggregate, the actual amount of any award paid to the Sellers or any Company on account of the Property, net of any actual reasonable, out-of-pocket expenses incurred in obtaining same and less any portion of such award applied by the Sellers or any Company to restoration of the applicable Property in a good and workerlike manner and in compliance with all applicable law and contracts using new materials, the quality of which is not less than that of the affected Property and using duly licensed, reputable and financially solvent architects, engineers and contractors, and an assignment of the Sellers’ or any Company’s right to any award then payable or that thereafter may become payable by or on behalf of the condemning authority with respect to the Property and (ii) with respect to any Casualty Event, one or both of the Acquirors (as directed in writing to the Sellers), at the Closing, shall receive a credit against the Purchase Price or the Real Estate Purchase Price equal to, in the aggregate, the amount of the deductible with respect to any applicable insurance policies plus all insurance proceeds actually received by the Sellers or any Company as a result of such Casualty Event, net of any actual reasonable, out-of-pocket expenses incurred in obtaining same and less any portion of such insurance proceeds (x) applied by the Sellers or any Company to restoration of the applicable Property in a good and workerlike manner and in compliance with applicable law and contracts using new materials, the quality of which is not less than that of the affected Property and using duly licensed, reputable and financially solvent architects, engineers and contractors or (y) constituting proceeds of business interruption that is applicable to any period prior to the Closing, and an assignment of the Sellers’ or any Company’s rights to all such insurance proceeds then payable or that thereafter may become payable. Sellers shall not, and shall cause each Company not to, settle any claim in excess of $250,000 with respect to any Casualty Event or Condemnation without Acquirors’ prior written consent, which consent shall not be unreasonably withheld or delayed.

Section 5.24    Confidentiality.

(a)    The Acquirors acknowledge and agree that the Confidentiality Agreements remain in full force and effect and shall apply to all information furnished thereunder or hereunder; provided, that the Acquirors may disclose such information to Financing Parties in connection with any Financing pursuant to and in accordance with the terms of the applicable Confidentiality Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreements and the provisions of this Section 5.24 shall nonetheless continue in full force and effect.

(b)    For a period of one (1) year following the Closing, the Sellers shall, and shall cause their Affiliates and Representatives to, keep confidential all information exclusively relating to the Companies and the Companies’ Subsidiaries and their business, except (x) to the extent legally permissible, in connection with any Action to enforce this Agreement, (y) with respect to financial information of the Companies and their Subsidiaries for to pre-Closing periods for use in connection with Sellers’ or their Affiliates’ financial reporting activities or (z) to the extent such information is requested or required by applicable Law or regulation or by deposition, interrogatories, requests for information or documents in legal or administrative proceedings, subpoena, civil investigative demand or other similar legal process, in which case the Sellers shall, to the extent legally permissible, (i) provide the Acquirors with prompt (and in any event prior to any disclosure) written notice to the extent not legally prohibited of the existence, terms and circumstances of any such request or requirement so that the Companies may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 5.24(b); (ii) disclose only that portion of the information which counsel advises the Sellers is legally required to be disclosed; and (iii) exercise (and cause their Representatives to exercise) reasonable efforts to preserve the confidentiality of the information; provided, that notwithstanding the foregoing, the Sellers and their Representatives may disclose any information to the extent requested or required in connection with a routine audit or examination by any tax or regulatory authority having jurisdiction over the Sellers or their Representatives.

Section 5.25    Non-Solicitation. The Sellers and Parent shall not and shall cause their respective Subsidiaries and their Representatives (the “Restricted Parties”) not to, prior to the one

(1)-year anniversary of the Closing Date, solicit employment of employees (x) of any Purchased Company or any Subsidiary thereof or (y) either of the Buyers or their respective Affiliates; provided, however, that the restrictions contained in this Section 5.25 shall not apply to (a) general solicitations not specifically directed to any employee of the Purchased Company or any Subsidiary thereof or either of Acquirors or their respective Affiliates, and (b) any solicitation of an individual who is not employed by the Purchased Company or any Subsidiary thereof or either of the Acquirors or their respective Affiliates at the time of such solicitation of that individual and so long as such party did not cause, induce or attempt to cause or induce such employee to no longer be employed by such other party.

Section 5.26    No Competition. From and after the Closing until the date thirty (30) months after the Closing Date, the Restricted Parties shall not, (a) use the Customer Database or any portion thereof to make any direct marketing to the customers on the Players List for any property located within a ninety (90)-mile radius of the Properties (the “Restricted Area”), (b) sell, license or otherwise permit any Person to use the Customer Database or any portion thereof to make any direct marketing to the customers on the Players List for any property located within the Restricted Area or (c) own, operate, lease, manage, control, engage in, invest in, act as consultant or advisor to, or render a service that is utilized primarily for the operation of slot machines, table games or pari-mutuel wagering for (in each case whether alone or in association with any Person), any Person that generates more than ten percent (10%) of its revenues from the ownership or operation of slot machines, table games or pari-mutuel wagering at a facility located within the Restricted Area. Notwithstanding the immediately preceding sentence or anything else to the contrary in this Agreement, (x) the Restricted Parties may invest in any pooled investment vehicle if no Restricted Party is a controlling person of, or a member of a group which controls, such pooled investment vehicle and may own, solely through passive ownership as a portfolio investment (with no director designation rights or other special governance rights), securities of any person which are publicly traded on a national or regional stock exchange or over the counter if no Restricted Party (i) is a controlling person of, or a member of a group which controls, such person and (ii) directly or indirectly owns five percent (5%) or more of any class of securities of such person (y) the provisions set forth in clauses (a) and (b) of the immediately preceding sentence shall not apply to the use, sale or license of any information relating to any customer or player of the Purchased Companies that is included, at the time of acquisition or merger, in any customer list, customer database or historical records of any Person that operates slot machines, table games or pari mutual wagering that Parent or any of its Affiliates acquires, in a single transaction, by purchase of all of the outstanding equity securities or substantially all the assets of such Person or its parent entity or merger with such Person or its parent entity, after the date hereof and (z) the provisions set forth in clause (c) of the immediately preceding sentence shall not apply to or prohibit the acquisition by Parent or any of its Affiliates of another company that operates a business in the Restricted Area, or the ownership or operation of such business following such acquisition, that would otherwise violate clause (c) of the immediately preceding sentence; provided, that in the case of clauses (ii) and (iii), such acquired Person or its Subsidiaries operates multiple gaming or wagering locations outside of the Restricted Area.

Section 5.27    Restructuring. Sellers and Buyer shall use commercially reasonable efforts to effect or cause to be effected the Restructuring immediately prior to the consummation of the Company Interests Sale.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1    Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by all of the parties hereto:

(a)    No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule, or regulation that is in effect (whether temporary, preliminary or permanent) and that prevents or prohibits the consummation of any of the Transactions or that makes it illegal for either party hereto to perform its obligations hereunder.

(b)    HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition Laws of any other applicable jurisdiction set forth on Schedule 6.1 shall have expired or been terminated.

(c)    Real Estate Purchase. The Real Estate Purchase shall have been consummated in accordance with the terms of the Real Estate Purchase Agreement.

Section 6.2    Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, which may be waived in whole or in part in writing exclusively by Buyer:

(a)    Representations and Warranties. The representations and warranties contained in Article II (except those relating solely to Mountaineer if a Mountaineer Termination occurs) shall be true and correct (without giving effect to any limitation as to “materiality”, Material Adverse Effect or the like set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect; provided, however, that (i) the representations and warranties contained in Sections 2.1, 2.2(a), 2.3 and 2.21 (except those relating solely to Mountaineer if a Mountaineer Termination occurs), shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except for such representations and warranties qualified by “materiality”, Material Adverse Effect or other like qualifiers). Buyer shall have received a certificate signed on behalf of each Seller by an officer of such Seller to such effect.

(b)    Performance of Obligations of the Sellers. The Sellers shall have performed in all material respects all covenants, agreements and obligations required to be performed by them under this Agreement and the Real Estate Purchase Agreement at or prior to the Closing including delivery of the items listed in Section 1.3(d) hereof. Buyer shall have received a certificate signed on behalf of each Seller by an officer of such Seller to such effect.

(c)    Governmental Consents. All Governmental Approvals and Gaming Approvals set forth on Schedule 6.2(c) and Schedule 6.3(c) shall have been obtained and such Governmental Approvals and Gaming Approvals shall be in full force and effect.

(d)    Players List. The Sellers shall have delivered, or contemporaneously with the Closing shall deliver, an electronic version of the Players List to Buyer, and a certificate of an officer of each Company certifying on behalf of each Company that to such Company’s knowledge, the Players List, as it relates to such Company, is complete and accurate in all material respects.

(e)    No Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event, occurrence, condition, development or effect that, taken together with all other changes, events, occurrences, conditions, developments and effects, has had, or would be reasonably likely to have a Material Adverse Effect, Material Condemnation Event or Material Casualty Event, in each case, (i) prior to a Mountaineer Termination, on any Company or any Real Property and (ii) following the occurrence of a Mountaineer Termination, on IOC-CG, IOC Caruthersville, the IOC-CG Property or the IOC-Caruthersville Property.

(f)    Seller Deliverables to Acquirors. The Sellers shall have delivered to Acquirors:

(i)    written evidence reasonably satisfactory to Acquirors that all Liens and Encumbrances (other than any Gaming Law restrictions and Permitted Encumbrances, including state and federal securities law restrictions) on the Company Interests and the assets of the Companies, including the Real Property and the Vessels (including, without limitation, any floating platforms, and any ownership rights or interests to utilize the caisson, piers, docks, piles, coffered cells and other mooring facilities ancillary to the Vessels, and permits with Governmental Entities related to the Vessels and such mooring facilities, to the extent transferable), and guarantees by each Company, in each case set forth on Schedule 6.2(g)(i), have been or will be released as of the Closing; and

(ii)    with regards to Mountaineer and, if the Restructuring has been effected, each of Target Corporation 1 and Target Corporation 2, a completed IRS Form 8023 (Elections Under Section 338 for Corporations Making Qualified Stock Purchases) signed by Parent.

Section 6.3    Additional Conditions to Obligations of the Sellers. The obligations of the Sellers to effect the Closing are subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in writing exclusively by the Sellers:

(a)    Representations and Warranties

(i)    The representations and warranties of Buyer contained in this Agreement that are qualified as to materiality (or any variation thereof) shall be true and correct and such representations and warranties that are not so qualified shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Sellers shall have received a certificate signed on behalf of Buyer by an officer of Buyer to such effect.

(ii)    The representations and warranties of PropCo contained in this Agreement that are qualified as to materiality (or any variation thereof) shall be true and correct and such representations and warranties that are not so qualified shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Sellers shall have received a certificate signed on behalf of PropCo by an officer of PropCo to such effect.

(b)    Performance of Obligations of Acquirors.

(i)    Buyer shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing including delivery of the items listed in Section 1.3(c) hereof. The Sellers shall have received a certificate signed on behalf of Buyer by an officer of Buyer to such effect.

(ii)    PropCo shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing including delivery of the items listed in Section 1.3(f) hereof. The Sellers shall have received a certificate signed on behalf of PropCo by an officer of PropCo to such effect.

(c)    Governmental Consents. All Governmental Approvals and Gaming Approvals set forth on Schedule 6.2(c) and Schedule 6.3(c) shall have been obtained and such Governmental Approvals and Gaming Approvals shall be in full force and effect.

Section 6.4    Frustration of Closing Conditions.

(a)    Buyer may not rely on the failure of any condition set forth in Section 6.1 or Section 6.2 to be satisfied if such failure was caused by the failure of Buyer to perform any of its obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Closing.

(b)    The Sellers may not rely on the failure of any condition set forth in Section 6.1 or Section 6.3 to be satisfied if such failure was caused by the failure of the Sellers to perform any of its obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Closing.

ARTICLE VII

TERMINATION AND AMENDMENT

Section 7.1    Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 7.1(b) through (h), by written notice by the terminating party to the other parties):

(a)    by mutual agreement of the Sellers and the Acquirors;

(b)    by the Sellers, on the one hand, or the Acquirors, on the other hand, if the Transactions shall not have been consummated on or prior to the Outside Date; provided, however, that if the Transactions shall not have been consummated on or prior to the Outside Date and the receipt of one or more Governmental Approvals is the sole remaining condition to Closing (other than conditions to be satisfied or waived at or upon the Closing) and the satisfaction of such conditions remains reasonably possible, either the Sellers, on the one hand, or Acquirors, on the other hand, shall have the right to extend the Outside Date by written notice given to the other for up to an additional sixty (60) days on three (3) successive occasions; provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the primary cause of or has resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to the Acquirors if, on the Outside Date, all of the conditions to Closing under Section 6.1(a), Section 6.1(b) and Section 6.2 hereof and Section 5.2 of the Real Estate Purchase Agreement have been satisfied, other than the condition set forth in Section 6.2(e) hereof to the extent solely relating to a Material Adverse Effect, Material Condemnation or Material Casualty Event of Mountaineer and any such conditions which by their nature are to be satisfied by the Closing Date and which are reasonably capable of being satisfied by the Closing Date), and in such a circumstance the Acquirors shall only have the right to effect a Mountaineer Termination pursuant to Section 7.2.

(c)    by the Sellers, on the one hand, or Acquirors, on the other hand, if (i) any Gaming Authority has made a final determination that such Gaming Authority will not issue to the Acquirors all Gaming Approvals which are necessary to satisfy the conditions set forth in Sections 6.2(c) and 6.3(c) or (ii) if either Acquiror formally and finally withdraws its application for any required Gaming Approval which is necessary to satisfy the conditions set forth in Sections 6.2(c) and 6.3(c) in response to a communication from a Gaming Authority regarding an impending denial of Gaming Approvals that cannot reasonably be cured by re-submitting such application; provided, however, that the right to terminate this Agreement under this Section 7.1(c) is not available to any party whose action or failure to act has been the primary cause of, materially contributed to, or has resulted in, the determination of the applicable Gaming Authority to deny the request to issue the Acquirors the required Gaming Approvals or to request that either Acquiror withdraw the necessary applications;

(d)    by the Sellers, on the one hand, or Acquirors, on the other hand, if a court of competent jurisdiction or other Governmental Entity shall have issued a final nonappealable order, decree or ruling or taken any other final nonappealable action (other than any determination by or decision of a Gaming Authority to not grant a Gaming Approval, which event shall be governed by the provisions of Section 7.1(c)), in each case, which would result in a failure of a condition set forth in Section 6.1(a); provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party whose action or failure to act has been the primary cause of, or materially contributed to, such order, decree, ruling or final action, and such party’s action or failure to act constitutes a breach of this Agreement;

(e)    by the Acquirors, if the Sellers have breached any representation, warranty, covenant or agreement on the part of the Sellers set forth in this Agreement or the Real Estate Purchase Agreement that (i) would result in a failure of a condition set forth in Section 6.2(a) or (b) or Section 5.1 or 5.2 of the Real Estate Purchase Agreement and (ii) (A) by its nature or timing cannot be cured by the Outside Date or (B) if capable of being cured, is not cured in a manner sufficient to satisfy the conditions in Section 6.2(a) or (b) or Section 5.1 or 5.2 of the Real Estate Purchase Agreement, as applicable, within the earlier of thirty (30) calendar days after written notice thereof and the Outside Date; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and the Sellers are diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 7.1(e);

(f)    by the Sellers, if Buyer has breached any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement that (i) would result in a failure of a condition set forth in Section 6.3(a)(i) or Section 6.3(b)(i) hereof and (ii) (A) by its nature or timing cannot be cured by the Outside Date or (B) if capable of being cured, is not cured in a manner sufficient to satisfy the conditions in Section 6.3(a)(i) or Section 6.3(b)(i) hereof, within the earlier of thirty (30) calendar days after written notice thereof and the Outside Date; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and Buyer is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 7.1(f);

(g)    by the Sellers, if PropCo has breached any representation, warranty, covenant or agreement on the part of PropCo set forth in this Agreement or the Real Estate Purchase Agreement that (i) would result in a failure of a condition set forth in Section 6.3(a)(ii) or Section 6.3(b)(ii) hereof or Section 5.1 or 5.2 of the Real Estate Purchase Agreement and (ii) (A) by its nature or timing cannot be cured by the Outside Date or (B) if capable of being cured, is not cured in a manner sufficient to satisfy the conditions in Section 6.3(a)(ii) or Section 6.3(b)(ii) hereof or Section 5.1 or Section 5.2 of the Real Estate Purchase Agreement, as applicable, within the earlier of thirty (30) calendar days after written notice thereof and the Outside Date; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and PropCo is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 7.1(f); and

(h)    by the Acquirors by written notice to the Sellers in the event of a Material Condemnation Event or Material Casualty Event, in each case, with respect to one or both of the IOC-Caruthersville Property and the IOC-CG Property.

Section 7.2    Mountaineer Termination. In the event that a Material Adverse Effect, Material Casualty Event or Material Condemnation Event has occurred with respect to Mountaineer but not any of the other Companies or Real Properties, the Acquirors may terminate their obligations with respect to the purchase of the MTR Interests and the Mountaineer Property (but not the IOC Interests, the IOC-Caruthersville Property or IOC-CG Property) by delivery of written notice to the Sellers, in which case the obligation of the Sellers to sell the MTR Interests shall be terminated in full and all of the representations, warranties and covenants contained herein shall terminated with respect to, and shall no longer apply to, Mountaineer and the MTR Interests (a “Mountaineer Termination”). Upon a Mountaineer Termination, the Base Purchase Price shall automatically be reduced to exclude the amounts attributable to Mountaineer as listed in Schedule I attached hereto.

Section 7.3    Termination Fees.

(a)    Buyer Termination Fee.

(i)    If (A) this Agreement is terminated pursuant to (1) Section 7.1(b) as a result of the failure to satisfy the conditions set forth in Section 6.1(b) or Section 6.2(c), (2) Section 7.1(c), or (3) Section 7.1(d) if the relevant order, decree or ruling relates to a failure to obtain the necessary clearances under the HSR Act, (B) at the time of such termination, all of the conditions to Buyer’s obligations to consummate the Closing under Section 6.1(a) and Section 6.2 have been satisfied (other than (x) the condition set forth in Section 6.1(a) as it relates to the necessary clearances under the HSR Act or a Gaming Approval set forth on Schedule 6.2(c)(i) or Section 6.2(c) as it relates to the approvals set forth on Schedule 6.2(c)(i), and (y) any such conditions which by their nature are to be satisfied by the Closing Date or the satisfaction of which are conditioned on the Closing occurring, but that are reasonably capable of being so satisfied by the Outside Date), and (C) at the time of such termination, this Agreement could not have been terminated by Sellers in a manner which would result in the payment of any PropCo Termination Fee pursuant to Section 7.3(b)(i), the parties agree that the Sellers shall have suffered a loss of an incalculable nature and amount, unrecoverable in law, and Buyer shall pay to the Sellers a fee equal to $13,475,000 (or $9,047,500 if a Mountaineer Termination occurs) (or (the “Buyer Termination Fee”). The Buyer Termination Fee shall be payable in immediately available funds by wire transfer no later than three (3) Business Days after such termination.

(ii)    If (A) this Agreement is terminated pursuant to (1) Section 7.1(b) as a result of the failure to satisfy the conditions set forth in Section 6.1(b) or Section 6.2(c), (2) Section 7.1(c), or (3) Section 7.1(d) if the relevant order, decree or ruling relates to a failure to obtain the necessary clearances under the HSR Act, (B) at the time of such termination, all of the conditions to consummate the Closing under Section 6.1(a) and Section 6.2 have been satisfied (other than (x) the condition set forth in Section 6.1(a) as it relates to the necessary clearances under the HSR Act or a Gaming Approval set forth on Schedule 6.2(c)(i) or Section 6.2(c) as it relates to the approvals set forth on Schedule 6.2(c)(i), (y) the condition set forth in Section 6.1(a) as it relates to a Gaming Approval set forth on Schedule 6.2(c)(ii) or Section 5.2(a) of the Real Estate Purchase Agreement as it relates to a Gaming Approval set forth on Schedule 6.2(c)(ii) and (z) any such conditions which by their nature are to be satisfied by the Closing Date or the satisfaction of which are conditioned on the Closing occurring, but that are reasonably capable of being so satisfied by the Outside Date), and (C) at the time of such termination, this Agreement could have been terminated by Sellers in a manner which would result in the payment of any PropCo Termination Fee pursuant to Section 7.3(b)(i), the parties agree that the Sellers shall have suffered a loss of an incalculable nature and amount, unrecoverable in law, and Buyer shall pay to the Sellers a fee equal to $6,737,500 (or $4,523,750 if a Mountaineer Termination occurs) (the “Partial Buyer Termination Fee”). The Partial Buyer Termination Fee shall be payable in immediately available funds by wire transfer no later than three (3) Business Days after such termination.

(b)    PropCo Termination Fee.

(i)    If (A) this Agreement is terminated pursuant to (1) Section 7.1(b) solely as a result of the failure to satisfy the condition set forth in Section 6.2(c) or (2) Section 7.1(c), (B) at the time of such termination, all of the conditions to consummate the Closing under Section 6.1(a), Section 6.2, Section 5.1 of the Real Estate Purchase Agreement and Section 5.2 of the Real Estate Purchase Agreement have been satisfied (other than (x) the condition set forth in Section 6.1(a) as it relates to a Gaming Approval set forth on Schedule 6.2(c)(ii) or Section 5.2(a) of the Real Estate Purchase Agreement as it relates to a Gaming Approval set forth on Schedule 6.2(c)(ii), and (y) any such conditions which by their nature are to be satisfied by the Closing Date or the satisfaction of which are conditioned on the Closing occurring, but that are reasonably capable of being so satisfied by the Outside Date) and (C) at the time of such termination, this Agreement could not have been terminated by Sellers in a manner which would result in the payment of any Buyer Termination Fee pursuant to Section 7.3(a)(i), the parties agree that the Sellers shall have suffered a loss of an incalculable nature and amount, unrecoverable in law, and PropCo shall pay to the Sellers a fee equal to $13,475,000 (or $9,047,500 if a Mountaineer Termination occurs) (the “PropCo Termination Fee”). The PropCo Termination Fee shall be payable in immediately available funds by wire transfer no later than three (3) Business Days after such termination.

(ii)    If (A) this Agreement is terminated pursuant to (1) Section 7.1(b), solely as a result of the failure to satisfy the condition set forth in Section 6.2(c) or (2) Section 7.1(c), (B) at the time of such termination, all of the conditions to consummate the Closing under Section 6.1(a), Section 6.2, Section 5.1 of the Real Estate Purchase Agreement and Section 5.2 of the Real Estate Purchase Agreement have been satisfied (other than (x) the condition set forth in Section 6.1(a) as it relates to a Gaming Approval set forth on Schedule 6.2(c)(ii) or Section 5.2(a) of the Real Estate Purchase Agreement as it relates to a Gaming Approval set forth on Schedule 6.2(c)(ii),(y) the condition set forth in Section 6.1(a) as it relates to the necessary clearances under the HSR Act or a Gaming Approval set forth on Schedule 6.2(c)(i) or Section 6.2(c) as it relates to the approvals set forth on Schedule 6.2(c)(i), and (z) any such conditions which by their nature are to be satisfied by the Closing Date or the satisfaction of which are conditioned on the Closing occurring, but that are reasonably capable of being so satisfied by the Outside Date) and (C) at the time of such termination, this Agreement could have been terminated by Sellers in a manner which would result in the payment of any Buyer Termination Fee pursuant to Section 7.3(a)(i), the parties agree that the Sellers shall have suffered a loss of an incalculable nature and amount, unrecoverable in law, and PropCo shall pay to the Sellers a fee equal to $6,737,500 (or $4,523,750 if a Mountaineer Termination occurs) (the “Partial PropCo Termination Fee”). The Partial PropCo Termination Fee shall be payable in immediately available funds by wire transfer no later than three (3) Business Days after such termination.

(c)    Reserved.

(d)    If any of Buyer or PropCo fail to pay any amounts due pursuant to this Section 7.3 by the due date set forth herein, and, in order to obtain such payment, Sellers commence a suit that results in a final and non-appealable judgment against Buyer or PropCo, as applicable, for the amounts set forth in this Section 7.3, Buyer or PropCo, as applicable, shall pay to Sellers its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(e)    Liquidated Damages.

(i)    Notwithstanding anything to the contrary in this Agreement, the Sellers’ right to receive an Acquiror Termination Fee, pursuant to this Section 7.3 shall be deemed to be liquidated damages for any and all Losses suffered or incurred by the Companies or any other person in connection with a termination of this Agreement and the Real Estate Purchase Agreement in circumstances where an Acquiror Termination Fee is payable and, upon payment, shall be the sole and exclusive remedy of the Sellers and its Affiliates against Buyer, PropCo, the Financing Parties, and any of its former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates, employees, representatives or agents for any Loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement and the Real Estate Purchase Agreement or the failure of the Transactions to be consummated in circumstances where an Acquiror Termination Fee is payable.

(ii)    Notwithstanding anything to the contrary set forth in this Agreement (including Section 7.4), upon the Sellers’ receipt of such amounts, none of Buyer, PropCo, the Financing Parties or any of their former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates, employees, representatives or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Real Estate Purchase Agreement or the Transactions.

(iii)    The Acquirors acknowledge that the right of the Sellers to receive the applicable Acquiror Termination Fee shall not limit or otherwise affect the Sellers’ right to pursue a grant of specific performance as provided in Section 9.3 prior to the termination of this Agreement pursuant to Section 7.1 and that the Sellers may pursue both a grant of specific performance under Section 9.3 and the payment of the Buyer Termination Fee under this Section 7.3; provided that the Sellers shall not be permitted or entitled to receive both a grant of specific performance and any Acquiror Termination Fee.

Section 7.4    Effect of Termination.

(a)    Liability. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall immediately become void and there shall be no Liability on the part of Buyer or PropCo, on the one hand, or the Sellers, on the other hand, or their respective Affiliates or Representatives, other than pursuant to Section 7.3, this Section 7.4 and Article IX, which provisions shall survive such termination. Notwithstanding the foregoing, except as set forth in Section 7.3(e)(ii), nothing in Section 7.3 shall be deemed to release any party from any liability or damages arising from Fraud in the making of the representations and warranties set forth in Article II, Article III or Article IV (as applicable) or for willful misconduct with respect to such party’s obligations under this Agreement. The phrase “willful misconduct” shall be interpreted to mean that the party who engaged in such conduct acted purposely with the conscious object of breaching the terms or provisions of this Agreement or otherwise causing the failure of a condition to such party’s obligations to consummate the Transactions. In no event shall (i) Buyer be obligated to pay (x) both the Buyer Termination Fee and the Partial Buyer Termination Fee or (y) any Acquiror Termination Fee on more than one occasion, (ii) PropCo be obligated to pay (x) both the PropCo Termination Fee and the Partial PropCo Termination Fee or (y) any Acquiror Termination Fee on more than one occasion or (iii) Sellers be entitled to receive Acquiror Termination Fees in excess of $13,475,000 (or $9,047,500 if a Mountaineer Termination occurs) plus the costs and expenses and interest described in Section 7.3(d).

(b)    Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions (i) by the Sellers shall be paid by the Sellers, (ii) by Buyer shall be paid by Buyer, and (iii) by PropCo shall be paid by PropCo, in each case whether or not the Closing is consummated.

ARTICLE VIII

SURVIVAL AND INDEMNIFICATION

Section 8.1    Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is one (1) year after the Closing Date; provided, however, that (a) the representations made in Section 2.6 (Real Property) and Section 2.10 (Environmental Matters) shall survive until the eighteen (18) month and third (3rd) anniversaries of the Closing Date, respectively, and (b) the representations made in Sections 2.1 (Organization), 2.2(a) (Authority), 2.3 (Capitalization), 2.5 (Taxes), 2.14 (Employee Benefits) (to the extent related to ERISA or the Code, or plans subject to ERISA), 2.21 (Brokers) (the foregoing collectively, the “Seller Fundamental Representations”), 3.1 (Organization), 3.2(a) (Authority), 3.3 (Brokers), 3.8 (No Implied Representations), 3.9 (No Distribution) and 3.10 (Accredited Investor) shall survive until the sixth (6th) anniversary of the Closing Date. The period of time a representation or warranty survives the Closing pursuant to the preceding sentence shall be the “Survival Period” with respect to such representation or warranty. The parties intend for the preceding two sentences to alter the otherwise applicable statute of limitations and agree that, subject to the last sentence of this Section 8.1, no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period with respect to such representation or warranty. Except as otherwise specifically set forth herein, the covenants and agreements of the parties hereto in this Agreement to be performed prior to or at the Closing shall terminate at Closing. The covenants and agreements of the parties hereto in this Agreement to be performed following the Closing shall survive the Closing without any contractual limitation on the period of survival (other than those covenants and agreements that are expressly required to remain in full force and effect for a specified period of time). The termination of the representations and warranties provided herein shall not affect a party (i) in respect of any claim made by such party in reasonable detail in writing received by an Indemnifying Party prior to the expiration of the applicable Survival Period provided herein, or (ii) in respect of any claim grounded in Fraud in the making of the representations and warranties of the Indemnifying Party set forth in Article II, Article III and Article IV (as applicable).

Section 8.2    Indemnification.

(a)    Subject to the other Sections of this Article VIII, the Sellers shall jointly and severally indemnify Acquirors and their respective Affiliates and Representatives, successors and assigns (each an “Acquiror Indemnified Party” and collectively, the “Acquiror Indemnified Parties”) in respect of, and hold them harmless from and against, any and all Losses suffered, incurred or sustained by either or both of them or to which either or both of them become subject, whether or not arising from a Third Party Claim, resulting from, arising out of or relating to:

(i)    any breach of representation or warranty made by the Sellers in this Agreement or in any certificate delivered pursuant to Section 6.2(a) or 6.2(b);

(ii)    any breach, nonfulfillment of or failure to perform any covenant or agreement on the part of the Sellers contained in this Agreement or in the Real Estate Purchase Agreement;

(iii)    any Taxes imposed on or payable by any Company (A) for or attributable to any Pre-Closing Tax Period or pre-Closing portion of any Straddle Period (determined as provided in Section 5.18(d)), (B) by reason of the Liability of any Company pursuant to Treasury Regulation section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign Law) for any Taxes of any member of a consolidated, combined, unitary or similar group of which any Company is or was a member prior to the Closing, (C) as a transferee or successor, by Contract or otherwise (other than pursuant to any agreements with customers, vendors, lessors, lenders or the like the primary purpose of which does not relate to Taxes), in each such case, which Taxes relate to an event or transaction occurring before the Closing, or (D) as a result of the Section 338(h)(10) Elections;

(iv)    any and all Losses arising or resulting, directly or indirectly, from the litigation matters set forth on Schedule 8.2(a)(iv).

(v)    any and all Losses arising or resulting, directly or indirectly, from the matter set forth on Schedule 8.2(a)(v).

(b)    Subject to the other Sections of this Article VIII, Buyer shall indemnify the Sellers and their respective Affiliates and Representatives, successors and assigns (each a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) in respect of, and hold them harmless from and against, any and all Losses suffered, incurred or sustained by them to which they becomes subject, resulting from, arising out of or relating to:

(i)    any breach of representation or warranty made by Buyer in this Agreement or in any certificate delivered pursuant to Section 6.3(a)(i) or 6.3(b)(i); and

(ii)    any breach, nonfulfillment of or failure to perform any covenant or agreement on the part of Buyer contained in this Agreement.

(c)    Subject to the other Sections of this Article VIII, PropCo shall indemnify Seller Indemnified Parties in respect of, and hold them harmless from and against, any and all Losses suffered, incurred or sustained by them to which they become subject, resulting from, arising out of or relating to:

(i)    Any breach of representation or warranty made by PropCo in this Agreement, the Real Estate Purchase Agreement or in any certificate delivered pursuant to Section 6.3(a)(i) or Section 6.3(b)(ii) hereunder or Section thereunder, and

(ii)    Any breach, nonfulfillment of or failure to perform any covenant or agreement on the part of PropCo contained in this Agreement or the Real Estate Purchase Agreement.

(d)    Notwithstanding anything in this Agreement to the contrary, the term Losses shall not include any consequential, exemplary, punitive or similar damages, damages based on diminution in value, loss of business opportunity or damages calculated using a “multiple of profits,” multiple of earnings” or similar methodology, except (i) where such damages are actually awarded to a third party pursuant to a Third Party Claim or (ii) solely in the case of consequential damages, to the extent any such damages are a natural, probable and reasonably foreseeable result. Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained in the foregoing sentence shall limit, alter, or waive in any manner or respect any defenses available to any Person or any burdens of proof or legal standards required to be met by any Person under applicable Law. For purposes of determining the dollar amount of Losses with respect to any claim resulting from any breach or inaccuracy of a representation or warranty, all “material”, “materiality”, “in all material respects”, or “Material Adverse Effect” qualifications or exceptions in such representation or warranty shall be disregarded (but such qualifications shall not be so disregarded for purposes of the determination of the underlying breach or inaccuracy); provided, however, that the foregoing shall not apply to the representations and warranties contained in the second sentence of Section 2.4(a), Section 2.4(b) and Section 2.8 and, for the avoidance of doubt, shall not apply to, or otherwise affect, the definitions of “Material Contracts” and “Material Adverse Effect”.

Section 8.3    Procedure for Claims between Parties. If a claim for Losses is to be made by an Acquiror Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) entitled to indemnification hereunder, such party shall give written notice describing the claim in reasonable detail and, to the extent then ascertainable, the monetary damages sought (each, a “Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) as soon as reasonably practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under this Article VIII. Any failure to submit any such Notice to the Indemnifying Party shall not relieve any Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party was actually and materially prejudiced by such failure.

Section 8.4    Defense of Third Party Claims.

(a)    If any lawsuit, action, proceeding, investigation, claim or enforcement action is initiated against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article VIII may be sought, Notice thereof, together with copies of all notices and communication relating to such Third Party Claim, shall be given to the Indemnifying Party as promptly as reasonably practicable. The failure of any Indemnified Party to give timely Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party was actually and materially prejudiced by such failure.

(b)    If it so elects at its own cost, risk and expense, the Indemnifying Party shall be entitled to:

(i)    take control of the defense and investigation of such Third Party Claim if the Indemnifying Party so notifies the Indemnified Party in writing;

(ii)    employ and engage attorneys of its own choice to handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has reasonably concluded that there may be one or more legal defenses or defense strategies available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party or that there exists or is reasonably likely to exist a conflict of interest, in which event such Indemnified Party shall be entitled, at the Indemnifying Parties’ reasonable cost, risk and expense, to one separate counsel (provided that such counsel is reasonably acceptable to the Indemnifying Party); and

(iii)    compromise or settle such Third Party Claim, which compromise or settlement shall be made (x) with the written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, or (y) without the consent of the Indemnified Party if such compromise or settlement contains an unconditional release of the Indemnified Party in respect of such claim, without any cost, liability or admission of wrongdoing of any nature whatsoever to or by such Indemnified Party, and provides only for monetary damages that will be paid in full by the Indemnifying Party.

(c)    If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers.

(d)    If the Indemnifying Party fails to assume the defense of such Third Party Claim within fifteen (15) calendar days after receipt of the Notice, the Indemnified Party against which such Third Party Claim has been asserted will have the right to undertake, at the Indemnifying Parties’ reasonable cost, risk and expense (but only to the extent that it is finally determined that the Indemnified Party is entitled to indemnification from the Indemnifying Party under this Article VIII), the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Parties (but only to the extent that it is finally determined that the Indemnified Party is entitled to indemnification from the Indemnifying

Party under this Article VIII); provided, however, that such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

(e)    If the Indemnified Party assumes the defense of the Third Party Claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

(f)    If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to the Third Party Claim or fails to notify the Indemnified Party whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to such Third Party Claim within sixty (60) days of the Notice of such Third Party Claim having been provided to the Indemnifying Party, the Losses arising from such Third Party Claim will be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall pay the amount of such Losses to the Indemnified Party on demand following the final determination thereof.

Section 8.5    Limitations on Indemnity.

(a)    Notwithstanding anything to the contrary contained in this Agreement, no amounts of indemnity shall be payable as a result of any claim in respect of a Loss arising under Section 8.2(a) (other than Section 8.2(a)(iv) and Section 8.2(a)(v) and other than with respect to a breach or inaccuracy of a Seller Fundamental Representation or any claim grounded in Fraud in the making of the representations and warranties of the Sellers) except to the extent the aggregate claims for Losses of the Acquiror Indemnified Parties for which indemnification is sought pursuant to Section 8.2(a) hereof exceed $5,775,000 (or $3,877,500 if a Mountaineer Termination occurs) (the “Deductible”), in which case the Acquiror Indemnified Parties shall be entitled to recover, subject to the other limitations in this Article VIII, only to the extent such Losses in the aggregate exceed the Deductible.

(b)    No Indemnified Party shall be entitled to recover under Section 8.2 unless a claim has been asserted by written notice, specifying the details of the alleged breach with reasonable particularity, the sections of this Agreement alleged to have been breached, a good faith estimate of the Losses claimed, and all the relevant facts with respect thereto, delivered to the Sellers or Acquirors (as the case may be) on or prior to the expiration of the applicable Survival Period (in which case the applicable survival period shall be deemed to extend until such claim has been finally resolved).

(c)    Notwithstanding anything to the contrary contained in this Agreement (but subject to the other limitations contained herein), in no event shall any Seller’s aggregate liability (i) for all indemnifiable claims for Losses pursuant to Section 8.2(a) (other than Section 8.2(a)(iv) and other than with respect to a breach or inaccuracy of a Seller Fundamental Representation or any claim grounded in Fraud in the making of the representations and warranties of the Sellers) exceed $38,500,000 (or $25,850,000 if a Mountaineer Termination occurs) and (ii) for all indemnifiable claims for Losses pursuant to Section 8.2(a) with respect to Section 8.2(a)(iv) or a breach or inaccuracy of a Seller Fundamental Representation or any claim grounded in Fraud in the making of the representations and warranties of the Sellers exceed the aggregate Purchase Price received by such Seller.

(d)    Notwithstanding anything to the contrary contained in this Agreement (but subject to the other limitations contained herein), in no event shall Buyer’s aggregate liability for all indemnifiable claims for Losses pursuant to Section 8.2(b) (other than with respect to a claim grounded in Fraud in the making of the representations and warranties of Buyer) exceed $19,250,000 (or $12,925,000 if a Mountaineer Termination occurs).

(e)    Notwithstanding anything to the contrary contained in this Agreement (but subject to the other limitations contained herein), in no event shall PropCo’s aggregate liability for all indemnifiable claims for Losses pursuant to Section 8.2(c) (other than with respect to a claim grounded in Fraud in the making of the representations and warranties of PropCo) exceed $19,250,000 (or $12,925,000 if a Mountaineer Termination occurs).

(f)    Notwithstanding any other provision of this Agreement to the contrary, no Seller shall be liable under this Article VIII for any Losses or alleged Losses to the extent such Losses or alleged Losses are taken into account in the calculation of the Closing Working Capital (including any component thereof). Notwithstanding anything expressed or implied herein to the contrary, no Acquiror Indemnified Party shall be entitled to indemnification with respect to any Taxes (i) for any taxable period, or portion thereof, beginning after the Closing Date, except with respect to a breach of any representation or warranty set forth in Section 2.5(c) or (ii) that are attributable to a transaction involving Buyer or any Company occurring on the Closing Date after the Closing outside the ordinary course of business of any Company that is not caused by Seller.

(g)    In calculating the amount of any Losses payable to an Acquiror Indemnified Party or a Seller Indemnified Party hereunder, the amount of the Losses (i) shall not be duplicative of any other Losses for which an indemnification claim has been paid and (ii) shall be computed net of any amounts actually recovered by such Indemnified Party under any insurance policy (including the Title Policy) with respect to such Losses (net of any out-of-pocket costs and expenses incurred in obtaining such insurance proceeds). Each Indemnified Party shall use commercially reasonable efforts to recover from any applicable insurance policy (including the Title Policy) in respect of any Losses that are the subject of indemnification under this Article VIII. If an Indemnified Party actually recovers an amount from an insurance policy in respect of Losses that are the subject of indemnification under this Article VIII after all or a portion of such Losses have been paid by or at the direction of the Indemnifying Party pursuant to this Article VIII, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by or at the direction of the Indemnifying Party in respect of such Losses, plus the amount received from the insurance policy in respect thereof, less (ii) the full amount of such Losses, plus the amount of any out-of-pocket costs, fees or expenses incurred to procure such proceeds and the amount of any increased insurance premiums, retentions or other out-of-pocket costs related to or arising therefrom.

(h)    Nothing herein shall waive any party’s common law duty to mitigate any such claim or liability upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Losses that are indemnifiable under this Article VIII.

(i)    Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 8.5 shall limit any rights or remedies of Acquirors in the case of the Sellers’ Fraud.

Section 8.6    Payment of Losses. An Indemnified Party shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party may become entitled by reason of the provisions of this Article VIII, within ten (10) Business Days after such amount is determined either by mutual agreement of the Acquirors on the one hand and the Sellers (or a Seller, as applicable) on the other hand or on the date on which both such amount and an Indemnified Party’s obligation to pay such amount have been determined by a final non-appealable judgment of a court or administrative body having jurisdiction over such proceeding.

Section 8.7    Exclusivity. After the Closing, to the extent permitted by Law, the indemnities set forth in this Article VIII shall be the exclusive remedies of the Acquirors, on the one hand, and the Sellers, on the other, and their respective officers, directors, employees, agents and Affiliates for any misrepresentation, breach of warranty or nonfulfillment or failure to be performed of any covenant or agreement contained in this Agreement or the Real Estate Purchase Agreement, and the parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof, all of which the parties hereto hereby waive.

Section 8.8    Tax Treatment for Indemnity Payments. All indemnity payments made pursuant to this Article VIII shall be deemed to be, and each of the Sellers, PropCo and Buyer shall treat such payments as, an adjustment to the Purchase Price for all federal, state, local and foreign income Tax purposes except as otherwise required by applicable Law.

ARTICLE IX

MISCELLANEOUS

Section 9.1    Definitions.

(a)    For purposes of this Agreement, the term:

“Acquiror Termination Fee” means the Buyer Termination Fee, the PropCo Termination Fee, the Partial Buyer Termination Fee or the Partial PropCo Termination Fee, as applicable.

“Adjusted Working Capital” means, as of a certain date, the (a) current assets of each of the Companies set forth on Schedule 1.4 as of such date, plus (b) Cash of each of the Companies less (c) current liabilities of each of the Companies set forth on Schedule 1.4 as of such date, plus or minus (d) the amounts of the line items constituting “Other Adjustments” set forth on Schedule 1.4 as of such date, less (d) the Minimum Required Cash, in each case of (a), (b) and (c), as determined on a consolidated and combined basis using and applying the same accounting principles, practices, procedures, policies and methods used and applied in the preparation of the Interim Financial Statements.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local or non-U.S. Law for the purposes of filing any combined, consolidated, unitary or similar return.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Reno, Nevada or New York, New York are closed or required by Law to close.

“Capital Budgets” means the capital budgets of the Companies set forth on Schedule 9.1(a)(CB).

“Cash” means, with respect to each Company, all cash, negotiable instruments and cash equivalents (except for Front Money), held by the applicable Company, whether restricted or unrestricted, including, for the avoidance of doubt, cash in bank accounts, cash on hand in the cage, located in drop boxes, slot machines and other gaming devices, on the gaming floor, in retail outlets owned by the applicable Company, in food and beverage outlets owned by the applicable Company, and elsewhere within the business of the applicable Company.

“Casualty Event” means the damage or destruction of any Property or any portion thereof by fire or other casualty.

“Closing Working Capital” means the Adjusted Working Capital of the Companies as of the Effective Time and calculated using the same methodology as set forth on Schedule 1.4.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commitment Letter” means the fully executed debt commitment letter, dated as of June 17, 2019, by and between the Financing Parties and Buyer (together with all exhibits, schedules or amendments thereto.

“Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, or arrangements, including each severance, retention, employment, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, policy, program or arrangement, whether or not subject to ERISA, in each case, that is sponsored or maintained by any Company for the benefit of current or former employees of the Companies.

“Company Interests” means (i) the MTR Interests and (ii) (A) if the Restructuring is effected, the Target Corporation Interests or (B) if the Restructuring is not effected, the IOC Interests, in each case to the extent required to be purchased by Buyer pursuant to the terms of this Agreement.

“Company IT Systems” means the hardware, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, and software, data bases, and data used with, or included or incorporated into any of the foregoing, owned, leased or licensed by each Company.

“Condemnation” means the commencement of any condemnation proceeding or other proceeding in eminent domain by a Governmental Entity for the taking of all or any portion of any Property.

“Confidentiality Agreements” means, collectively, (i) the Confidentiality Agreement, dated as of November 23, 2018, between Parent and Buyer, and (ii) the Confidentiality Agreement, dated April 17, 2019 between Parent and PropCo.

“Contract” means any agreement, contract, lease, sublease, power of attorney, note, loan, evidence of Indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, understanding, policy, purchase and sales order, quotation and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied.

“Conveyed Real Property” has the meaning set forth in the Real Estate Purchase Agreement.

“Customer Database” means all customer lists, customer databases and historical records with respect to the customers of Parent and its Subsidiaries’ casino properties collected or maintained by or on behalf of Parent or its Subsidiaries with respect to its or its Subsidiaries’ casino properties.

“Emergency” means any situation where a particular action is immediately necessary to avoid material damage to all or any portion of any Property, or to protect any Person from harm.

“Encumbrances” means Liens, covenants, conditions, restrictions, agreements, easements, title defects, restrictions on transfer, rights of other parties, limitations on use, limitations on voting rights, or other encumbrances of any kind or nature.

“Environmental Laws” means all applicable Laws relating to pollution or protection of human health and the environment (including surface water, groundwater, soil and ambient air), the protection of natural resources, threatened or endangered species, the exposure to Hazardous Substances, or to the generation, manufacture, processing, production, use, handling, storage, transportation, treatment or, reuse, recycling, reclamation and disposal of Hazardous Substances including, but not limited to, the Federal Water Pollution Control Act, as amended by the Clean Water Act (33 U.S.C. § 1251 et seq.), Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act as amended by the Hazardous and Solid Waste Amendments (42 U.S.C. § 6901 et seq.), Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), Clean Air Act (42 U.S.C. § 7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act (42 U.S.C. § 9601 et seq.), the Toxic Substances Control

Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; and, to the extent related to exposure to Hazardous Materials, the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq., and the Federal Insecticide, Fungicide, and Rodenticide Act, 7. U.S.C. §§ 136 et seq. and their implementing regulations, and other similar state and local statutes and regulations.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business under common control (within the meaning of Section 4001(b)(1) of ERISA) with any Company, or which, together with any Company, is treated as a single employer under Section 414(t) of the Code.

“Estimated Working Capital” means the sum of the estimated Adjusted Working Capital of each Company as of the Effective Time as determined on a consolidated basis and combined using and applying the same accounting principles, practices, procedures, policies and methods used and applied in the preparation of the Interim Financial Statements and calculated using the same methodology as set forth on Schedule 1.4.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Software” means any computer software used by Seller or any of its Affiliates (including the Companies) in the operation of their respective businesses, including any proprietary casino management computer software developed by Seller or any of its Affiliates (including the Companies).

“Excluded Trademarks” means all names and any other trademarks, trade names, service marks or logos (regardless of whether any trademark or trade name can be removed from a logo) of Seller or its Affiliates or any word or logo that is similar in sound or appearance to such names, marks or logos, other than those expressly set forth on Schedule 2.7 or subject to the Trademark License Agreement.

“Financing” means a debt or equity or equity linked securities financing in connection with any of the Transactions.

“Financing Parties” means (i) with respect to Buyer, Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc. or (ii) any other prospective Financing providers involved in any Financing and any agent or arrangers thereof, together with each former, current and future Affiliate thereof and each former, current and future Representative of each such Person or Affiliate or the heirs, executors, successors and assigns of any of the foregoing.

“Fraud” means, with respect to any Person, a misrepresentation or omission of a material fact in the making of the representations and warranties contained in this Agreement, which the Person making such misrepresentation or omission knew to be false, which was made with the intent to induce reliance by another Person and upon which such other Person reasonably relied.

“Front Money” means all money stored on deposit at the cages of the Properties belonging to, and stored in an account for, any Person other than the Companies.

“GAAP” means United States generally accepted accounting principles, consistently applied in effect at the time in question.

“Gaming Approvals” means all licenses, permits, approvals (including approvals required to consummate the Transactions), resolutions, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or pursuant to any Gaming Law necessary for or relating to the conduct of gaming and related activities by any party hereto or any of its Affiliates, including, in the case of any Company, the ownership, operation, management and development of the business of each Company and, in the case of Buyer, the ownership, operation, management and development of the business of Buyer and its Subsidiaries, and following the Closing, the Purchased Companies.

“Gaming Authorities” means any administrative, regulatory or governmental agency, commission, board, body, authority or instrumentality with regulatory control or jurisdiction over the conduct of lawful gaming or gambling, the conduct of horse racing, or the ownership of an interest therein, the transfer of an interest therein or the sale of alcohol connection therewith in any jurisdiction, including the West Virginia Alcohol Beverage Control Administration, the West Virginia Lottery Commission, the West Virginia Racing Commission and the Missouri Gaming Commission.

“Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule, regulation, minimum internal control standards, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, resolution, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations, horse racing, and manufacturing and distributing operations of the business of each Company, the Sellers, Buyer or any of their respective Affiliates.

“Governmental Entity” means any federal, state, local, tribal, provincial or foreign government or political subdivision thereof, or any legislative, judicial, administrative or regulatory agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority, any commission, board, body or instrumentality, or any arbitrator, court or tribunal of competent jurisdiction, including Gaming Authorities, the Coast Guard, the St. Francis Levee District of Missouri and the Army Corps of Engineers.

“Hazardous Substance” means any chemical, pollutant, contaminant or hazardous or toxic substance, material, hazardous waste, solid waste, infectious/medical waste, or other substance that is subject to regulation under any applicable Environmental Law, including without limitation asbestos, urea formaldehyde foam insulation, mold, polychlorinated biphenyls, and petroleum and petroleum products, by-products or derivatives.

“Improvements” has the meaning set forth in the Real Estate Purchase Agreement.

“Indebtedness” means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money (excluding any intercompany obligations for borrowed money, any trade payables, accounts payable and any other current liabilities), (ii) all obligations of such person in respect of any performance bonds, letters of credit, surety or bond solely to the extent drawn, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument, debt security or other similar instrument; (iv) indebtedness secured by an Encumbrance (other than a Permitted Encumbrance) on assets or properties of such Person (including any mortgage); (v) obligations under any interest rate, currency or other hedging or swap agreement; (vi) all obligations of such Person as lessee under capital or finance leases of the type which is required to be reflected on a balance sheet prepared in accordance with GAAP, without giving effect to any changes to GAAP which become effective after the date hereof, (vii) guarantees with respect to any indebtedness of any other Person of a type described in clauses (i) through (vi) above; and (viii) any prepayment penalties, breakage fees or premiums, make-whole amounts accrued interest and fees, (including consent fees) and expenses related to any of the foregoing.

“Intellectual Property” means all foreign and domestic intellectual property rights, including all (i) patents and patent applications, and reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part, and inventions, proprietary processes, technologies and discoveries (whether or not patentable); (ii) copyrightable and copyrighted works, and all applications, registrations and renewals pertaining thereto; (iii) trademarks, service marks, trade names, trade dress and domain names, and all registrations and applications pertaining thereto and goodwill associated therewith; and (iv) trade secrets, know-how, databases and confidential technical information.

“IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.

“Key Employees” means Jason Pugh and Denny Callen.

“knowledge” means, when used in the phrase “knowledge of the Sellers,” or “Seller’ knowledge” and words of similar import, the actual knowledge, after reasonable investigation, of Gary L. Carano, Thomas R. Reeg, Anthony L. Carano and Edmund L. Quatmann, Jr.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding.

“Liabilities” mean any direct or indirect liability, Indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Liens” means any mortgage, pledge, lien, security interest, conditional or installment sale agreement, exaction, imposition, charge or other claims of third parties of any kind or nature.

“Loss” or “Losses” means any and all costs, damages, fines, penalties, deficiencies, losses, Taxes, Liabilities, obligations, damages, claims, demands and expenses, whether or not arising out of third-party claims and including without limitation interest, penalties, court costs, reasonable fees of attorneys, accountants and all amounts paid in investigation, defense or settlement of any of the foregoing).

“Material Adverse Effect” means any change, event, circumstance, effect, development or state of facts that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on the business, any Real Property, assets, condition (financial or otherwise) or results of operations of (x) any Company prior to the occurrence of a Mountaineer Termination and (y) IOC-Caruthersville or IOC-CG following the occurrence of a Mountaineer Termination; provided that no change, event, circumstance, effect, development or state of facts arising out of or resulting from the following, individually or in the aggregate, shall constitute a Material Adverse Effect or be taken into account for determining whether a Material Adverse Effect has occurred: (A) changes in or affecting the (i) gaming industry generally, (ii) gaming industry in the gaming market in which any Property operates, or (iii) the financial, banking, currency or capital markets in general, in each case in the United States or any foreign jurisdiction (including interest rate and exchange rate fluctuations), (B) any change or effect resulting from the execution or public announcement of the Transactions, including the identity of Buyer or PropCo, (C) any act of war (whether or not declared), sabotage, terrorism, military actions or any escalation or worsening of any such acts of war (whether or not declared), sabotage, terrorism or military actions or other similar force majeure events, (D) the failure of one or more of the Companies to meet any internal or public projections, budgets, forecasts or estimates of revenue, earnings, cash floor or cash position or other financial or operating metrics for any period (provided that the underlying cause of such failure to meet projections, budgets, forecasts or estimates may be considered in determining whether a Material Adverse Effect has occurred), (E) the taking of any action required by this Agreement or taken at Buyer’s or PropCo’s written request or the failure to take any action prohibited under this Agreement, (F) a change in Law, in applicable regulations of any Governmental Entity, or in applicable accounting standards such as GAAP (other than interpretations by Governmental Entities, including Gaming Authorities, that the Transactions are not permitted under applicable Laws), or (G) a Mountaineer Termination, or, following a Mountaineer Termination, any change, event, circumstance, effect, development or state of facts relating to Mountaineer, the MTR Interests or the Mountaineer Property, provided, however, that the matters described in clauses (A), (C), and (F) above shall be considered in determining whether a Material Adverse Effect has occurred to the extent of any disproportionate adverse impact on a Company relative to other participants operating in the same industries and geographic markets as the applicable Real Property.

“Material Casualty Event” means a Casualty Event with respect to which the cost of the repair and restoration of the applicable Property or Properties, whether or not covered in whole or in part by insurance, would reasonably be expected to equal or exceed (i) with respect to the Mountaineer Property, $9,700,000 in the aggregate, (ii) with respect to the IOC-CG Property, $11,450,000 in the aggregate, and (iii) with respect to the IOC-Caruthersville Property, $8,000,000 in the aggregate.

“Material Condemnation Event” means a Condemnation that would reasonably be expected to result in the permanent loss in the fair market value (i) of the Mountaineer Property of more than $9,700,000 in the aggregate, (ii) of the IOC-CG Property or more than $11,450,000 in the aggregate, and (iii) of the IOC-Caruthersville Property or more than $8,000,000 in the aggregate.

“Merrill DataSite” means the online “data room” hosted by Merrill DataSite.

“Minimum Required Cash” means $12,000,000.

“Mountaineer Listing Agreement” means, collectively, (1) that certain Real Estate Listing Agreement, dated as of January 31, 2019, by and between Mountaineer and JJ Guida Airport Realty, LLC, as amended by that certain Amendment #1 to Real Estate Listing Agreement, dated as of February 13, 2019, as the same may be further amended, modified or supplemented, or terminated and (2) that certain Professional Services Agreement, dated as of July 27, 2015, by and between Mountaineer and Edson R. Arneault, as amended by that certain Ratification and Amendment to Professional Services Agreement, dated as of April 19, 2109, as the same may be further amended, modified or supplemented, or terminated.

“Ordinary Course of Business” shall describe any action taken by a Person if such action is consistent with such Person’s past practices and is taken in the ordinary course of such Person’s normal day-to-day operations.

“Outside Date” means March 17, 2020, as the same may be extended pursuant to this Agreement.

“Permitted Encumbrances” means:

(i)    Liens or Encumbrances for mechanics’ and materialmen’s charges which are not presently due or payable, or that are currently being contested in good faith by appropriate proceedings and for which adequate reserves have been established per GAAP, provided in all cases such liens are either (x) discharged of record prior to Closing, or (y) in the case of liens securing obligations that do not exceed $3,000,000 in the aggregate, affirmatively insured against by the Title Company pursuant to affirmative insurance reasonably acceptable to PropCo;

(ii)    Liens or Encumbrances for Taxes not yet due and payable or being contested in good faith by appropriate proceedings for which adequate reserves have been established per GAAP;

(iii)    Liens and Encumbrances created or approved in writing by Buyer or PropCo;

(iv)    all matters disclosed in the Title Policies and Vessel Title Reports;

(v)    zoning, building and subdivision ordinances and land use regulations (to the extent they are not violated in any material respect by the current use, operation or occupancy of the Property);

(vi)    terms and conditions of licenses, permits and approvals for the Properties and Laws of any Governmental Entity having jurisdiction over the Properties;

(vii)    the rights of tenants under the Lease Documents, as tenants only, with no option to purchase any Property or any portion thereof or rights of first refusal to purchase any Property or portion thereof;

(viii)    to the extent not material, deposits by or on behalf of the applicable Company to secure the performance of bids, trade Contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the Ordinary Course of Business; and

(ix)    to the extent not material, Liens evidenced by precautionary UCC financing statements relating to operating leases, bailments and consignments of personal property; and

(x)    Liens or Encumbrances that will be released at or prior to Closing.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “group” (as defined in Rule 13d-5(b)(1) under the Exchange Act).

“Personal Data” means data or information that is considered to be personally identifiable data or information under applicable Law, in each case which is collected, stored or used by any Company in the conduct of its business as currently conducted.

“Players List” means a list in an electronic format reasonably acceptable to Buyer of customers who are listed in the Customer Database as of 5:00 p.m. Eastern on the day immediately prior to the Closing Date as having gambled or wagered at one or more of the Properties during the twenty-four (24) months prior to the day immediately preceding the Closing Date.

“Post-Closing Tax Period” (i) with respect to income Taxes, any taxable period beginning after the Closing Date and (ii) with respect to non-income Taxes, any taxable period beginning on or after the Closing Date.

“Pre-Closing Tax Period” means (i) with respect to income Taxes, any taxable period ending on or before the Closing Date and (ii) with respect to non-income Taxes, any taxable period ending before the Closing Date.

“PropCo Parent” means VICI Properties Inc., a Maryland corporation.

“Property” or “Properties” means (i) each of the Real Properties and (ii) the Vessels.

“Purchased Company” means each of Mountaineer, Target Corporation 1, Target Corporation 2, IOC-Caruthersville and IOC-GC to the extent that the MTR Interests, the Target Corporation Interests or IOC Interests, as applicable, constitute Company Interests.

“Real Estate Purchase Price” has the meaning set forth in the Real Estate Purchase Agreement.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to either party, its officers, managers, directors, employees, financial advisors, attorneys, accountants, agents or other representatives.

“Securities Act” means the Securities Act of 1933, as amended.

“Straddle Period” means (i) with respect to income Taxes, any taxable period beginning on or before and ending after the Closing Date and (ii) with respect to non-income Taxes, any taxable period beginning before and ending on or after the Closing Date.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or managing member or (ii) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Target Working Capital” means the sum of the amount applicable to each Purchased Company set forth on Schedule 1.4.

“Tax” or “Taxes” means any and all federal, state, local, foreign and other taxes, levies, imposts and duties of whatever kind imposed by any taxing authority (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.

“Tax Return” means returns, reports, information statements and other documentation (including any additional or supporting material) filed, or required to be filed, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax, and includes any amended returns required as a result of examination adjustments made by the IRS or other Tax authority.

“Tax Sharing Agreement” means, with respect to any Person, any written agreement entered into prior to the Closing binding such Person that provides for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any other Person’s Tax Liability, other than such agreements with customers, vendors, lessors, lenders or the like the primary purpose of which does not relate to Taxes.

“Tenant” has the meaning set forth in the Real Estate Purchase Agreement.

“Trademark License Agreement” means the Trademark License Agreement in substantially the form attached hereto as Exhibit D.

“Transferred Real Estate Assets” has the meaning set forth in the Real Estate Purchase Agreement.

“Transition Services Agreement” means the Transition Services Agreement in substantially the form attached hereto as Exhibit E.

“Vessel Title Reports” means with respect to the M/V CITY OF CARUTHERSVILLE, Official Number 929687, the current Certificate of Documentation and an Abstract of Title issued by the National Vessel Documentation Center dated not earlier than thirty (30) days prior to the date hereof.

“Vessels” means the vessels located on or near the Real Property constituting a portion of IOC-Caruthersville commonly known as “City of Caruthersville,” including the M/V CITY OF CARUTHERSVILLE, Official Number 929687 and the barge known as the “CITY OF CARUTHERSVILLE II” or “COC II.”

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the rules and regulations promulgated thereunder, together with similar provisions of state and local law.

(b)    The following are defined elsewhere in this Agreement, as indicated below:

Terms	Cross Reference in Agreement
Acceptance Period	Section 1.4(d)
Acquiror Indemnified Party/Parties	Section 8.2(a)
Acquiror Party Released Claims	Section 9.20(a)
Acquirors	Preamble
Actual Deficiency	Section 1.4(f)
Actual Surplus	Section 1.4(f)
Affiliate Contracts	Section 5.15
Agreement	Preamble
Allocation Schedule	Section 1.5
Annual Financial Statements	Section 2.4(a)
Acquisition Proposal	Section 5.8
Assignment Agreement	Section 1.3(c)(vi)
Balance Sheet Date	Section 2.4(a)
Base Purchase Price	Section 1.1
Buyer	Preamble
Buyer Disclosure Schedules	Article III
Buyer Licensed Parties	Section 3.5
Buyer Licensing Affiliates	Section 3.5
Buyer Permits	Section 3.6(a)
Buyer Releasing Parties	Section 9.20(a)
Buyer Termination Fee	Section 7.2(a)
Buyer Welfare Plans	Section 5.2(c)
Buyer’s FSA	Section 5.2(d)
Caruthersville Lease/Permit Renewals	Section 5.1(c)(i)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Payment	Section 1.1

Terms	Cross Reference in Agreement
Company	Recitals
Company Intellectual Property	Section 2.7(a)
Company Interests Sale	Recitals
Company Permits	Section 2.12(a)
Company Released Party	Section 9.20(b)
Continuation Period	Section 5.2(a)
Continuing Employees	Section 5.2(a)
Deductible	Section 8.5(a)
Disclosure Schedules	Article II
Dispute Notice	Section 1.4(d)
Effective Time	Section 1.2
Emergency Expenditure	Section 5.1(a)
Environmental Permits	Section 2.10(a)
Excluded Information	Section 5.9(a)(iii)
Final Allocation Schedule	Section 1.5
Financial Statements	Section 2.4(a)
Form 8-K Financial Statements	Section 5.3(d)
Flood Wall Work	Section 5.1(c)(iii)
Governmental Approvals	Section 5.4(a)
HSR Act	Section 2.2(c)
Indemnified Party/Parties	Section 8.3
Indemnifying Party/Parties	Section 8.3
Inspection	Section 5.3(a)
Interim Financial Statements	Section 2.4(a)
IOC	Preamble
IOC-Caruthersville	Recitals
IOC-CG	Recitals
IOC Interests	Recitals
Labor Agreements	Section 2.13(a)
Lease Documents	Section 2.6(d)
Licensed Intellectual Property	Section 2.7(b)
Licensing Affiliates	Section 3.5
made available	Section 9.5(a)
Material Contracts	Section 2.8
Mountaineer	Recitals
Mountaineer Termination	Section 7.2
MTR	Preamble
MTR Interests	Recitals
Negotiating Period	Section 1.4(d)
Neutral Accounting Firm	Section 1.4(e)
Non-Foreign Certificate	Section 1.3(d)(v)
Notice	Section 8.3
Notified Party	Section 5.18(e)
Obligations	Section 9.17(a), Section 9.16
Parent	Preamble

Terms	Cross Reference in Agreement
Partial Buyer Termination Fee	Section 7.3(a)(ii)
Partial PropCo Termination Fee	Section 7.3(b)(ii)
Pre-Closing Tax Period	Section 5.18(a)
Proposed Allocation	Section 1.5
Post-Closing Statement	Section 1.4(c)
PropCo	Preamble
PropCo Disclosure Schedules	Article IV
PropCo Licensed Parties	Section 4.5
PropCo Licensing Affiliates	Section 4.5
PropCo Permits	Section 4.6(a)
PropCo Termination Fee	Section 7.3(b)
Purchase Price	Section 1.1
Real Estate Purchase	Recitals
Real Estate Purchase Agreement	Recitals
Real Estate Purchase Transaction	Recitals
Real Property	Section 2.6(a)
Regulation S-X	Section 5.3(d)
Requesting Acquiror	Section 5.3(c)
Restricted Area	Section 5.25
Restricted Parties	Section 5.24
Restructuring	Preamble
S-X Financial Statements	Section 5.3(d)
Section 338(h)(10) Elections	Section 5.18(j)
Seller(s)	Preamble
Seller Fundamental Representations	Section 8.1
Seller Indemnified Party/Parties	Section 8.2(b)
Seller Released Claims	Section 9.20(b)
Seller Released Party	Section 9.20(a)
Seller Representative	Section 5.8
Seller’s Chips	Section 1.4(b)
Seller’s FSA	Section 5.2(d)
Separate Proposal	Section 5.8
Survival Period	Section 8.1
Target Corporation 1	Preamble
Target Corporation 2	Preamble
Target Corporation Interests	Preamble
Tax Claim	Section 5.18(e)
Third Party Claim	Section 8.4(a)
Title Company	Section 5.17(a)
Title Policy	Section 5.17(a)
Transactions	Section 1.3
Transfer Taxes	Section 5.7(a)
willful misconduct	Section 7.4(a)

Section 9.2    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)    This Agreement and the Transactions, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in Contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of New York, applicable to Contracts executed in and to be performed entirely within the State of New York, without regard to the conflicts of laws principles thereof to the extent that the Laws of another jurisdiction would apply as a result of the application thereof.

(b)    Subject to the provisions of Section 7.2 of the Real Estate Purchase Agreement, each of the parties hereto hereby irrevocably and unconditionally submits, for itself, to the exclusive jurisdiction of any court of the State of New York, or Federal court of the United States of America, sitting in New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by Law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in any such New York State or Federal court, (D) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such New York State or Federal court, and (E) to the extent such party is not otherwise subject to service of process in the State of New York, appoints Corporation Service Company as such party’s agent in the State of New York for acceptance of legal process and agrees that service made on any such agent shall have the same legal force and effect as if served upon such party personally within such state. Each of the parties hereby hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.2(C).

(d)    Notwithstanding the foregoing, each party agrees (i) (except as otherwise expressly provided in any document relating to any Financing) that it will not bring or support or permit any of its Affiliates to bring or support anyone else in bringing any claim or cause of action (whether at Law, in contract or in tort or otherwise) against any Financing Party relating to this Agreement, any Financing, the Commitment Letter, any document relating to any Financing, the Transactions contemplated hereby or thereby, other than in the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York (and the appellate courts thereof), (ii) any such claim or cause of action shall (except as otherwise expressly provided in any document relating to any Financing) be governed by the laws of the State of New York, without giving effect to the principles of conflicts of law thereof, and (iii) to waive any right to trial by jury in respect of any such claim, suit, action or proceeding.

Section 9.3    Specific Performance. Except as provided in Section 7.3, the parties hereby acknowledge and agree that (i) irreparable damage would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached and (ii) money damages would be both incalculable and an insufficient remedy for any such failure to perform or any breach of this Agreement. Accordingly, the parties agree that each party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to seek to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which they may be entitled, at law or in equity. Notwithstanding anything to the contrary set forth in this Agreement or the Real Estate Purchase Agreement, (1) if, for any reason, Buyer shall fail to consummate the Company Interests Sale then (x) the foregoing provisions of this Section 9.3 shall be void and of no force or effect, and (y) Sellers shall not be entitled to specific performance or any other equitable relief or remedy as against PropCo, and Sellers’ sole and exclusive remedy shall be as set forth in Article VII hereof, and (2) if (a) Buyer pays the Buyer Termination Fee, (b) PropCo pays the PropCo Termination Fee or (c) Buyer pays the Partial Buyer Termination Fee and PropCo pays the Partial PropCo Termination Fee, in each case in accordance with Section 7.3 hereof, then the Buyer Termination Fee, the PropCo Termination Fee, the Partial Buyer Termination Fee and the Partial PropCo Termination Fee, as the case may be, shall be Sellers’ sole and exclusive remedy for the applicable Acquiror’s failure to consummate the Company Interests Sale and/or the Real Estate Purchase Transaction, as applicable. In no event shall the Sellers, each of the Companies or any of their respective Affiliates be entitled to, or permitted to seek, specific performance in respect of any Financing Parties under the terms of this Agreement, and nor shall there be any right of the Sellers, each of the Companies or any of their respective Affiliates, or any obligation of the Buyer or any of its Affiliates to enforce specifically any of Buyer’s and its Affiliates’ respective rights under the Commitment Letter or any other agreements of the Acquirors relating to the Financing; provided, that notwithstanding the foregoing, in no event shall anything in this Agreement limit the rights of Buyer under the Commitment Letter.

Section 9.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally, (ii) when transmitted via confirmed electronic mail; provided that if such email is delivered after 5:00 p.m. local time of the recipient, or on a day other than a Business Day, then on the next following Business Day, or (iii) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Sellers, to:

Eldorado Resorts, Inc.

100 West Liberty Street, Suite 1150

Reno, NV 89501

Attn:     Edmund L. Quatmann

Email:   equatmann@eldoradoresorts.com

with a copy (which shall not constitute notice) to:

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, CA 90067

Attn:    Deborah Conrad

Email:  dconrad@milbank.com

(b)	if to Buyer, to:

Century Casinos, Inc.

455 E. Pikes Peak Avenue, Suite 210

Colorado Springs, Colorado 80903

Attn:    Peter Hoetzinger and Erwin Haitzmann

Email:  peter.hoetzinger@cnty.com

erwin.haitzmann@cnty.com

with a copy (which shall not constitute notice) to:

Faegre Baker Daniels LLP

1700 Lincoln Street

Suite 3200

Denver, CO 80203

Attn:    Douglas R. Wright and Jeffrey A. Sherman

Email:  douglas.wright@FaegreBD.com

Jeff.sherman@faegrebd.com

(c)	if to PropCo, to:

PropCo

c/o VICI Properties Inc.

430 Park Avenue, 8th Floor

New York, New York 10022

Attention:  Samantha S. Gallagher, General Counsel

E-Mail:  corplaw@viciproperties.com

with a copy (which shall not constitute notice) to:

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

Attn:  James P. Godman, Todd E. Lenson and Jordan M. Rosenbaum

Email:  jgodman@kramerlevin.com

tlenson@Kramerlevin.com

jrosenbaum@kramerlevin.com

Section 9.5    Interpretation.

(a)    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section or Exhibit or Schedule of this Agreement unless otherwise indicated. All Exhibits and Schedules of this Agreement are incorporated herein by reference. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall be disjunctive but not exclusive. The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The posting of any document, agreement, instrument or other information to the online “data room” hosted by Merrill DataSite will constitute “delivery” of such document, agreement, instrument or other information to Buyer or PropCo, as applicable within the meaning of this Agreement. Each of the Acquirors and each Seller will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires).

(b)    The Disclosure Schedules shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to vary the definition of “Material Adverse Effect” or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedules is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course of Business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedules is or is not in the Ordinary Course of Business for purposes of this Agreement. Unless otherwise specified, each reference in this Agreement to any numbered schedule is a reference to the corresponding numbered schedule which is included in the Disclosure Schedules. Each numbered schedule in the Disclosure Schedules shall be deemed to qualify the corresponding Section of this Agreement and any other Section to which the application of such disclosure is reasonably apparent on its face. It is specifically acknowledged that the Disclosure Schedules may expressly provide exceptions to a particular Section of Article II notwithstanding that the Section does not

state “except as set forth on Schedule ‘            ’”and, unless otherwise indicated, each reference to “Schedule ‘            ’” in this Agreement shall be deemed be a reference to the corresponding schedule in the Disclosure Schedules.

Section 9.6    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.7    Entire Agreement. This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that the Confidentiality Agreements shall remain in full force and effect after the Closing in accordance with Section 5.3(a) and Section 5.24. Each party hereto hereby agrees that, except for the representations and warranties contained in this Agreement, the certificates and other agreements delivered in accordance with this Agreement and the respective Disclosure Schedules, none of the Sellers, Buyer nor PropCo, makes any other representations or warranties, and each such party hereby disclaims any other representations and warranties made by itself or any of its respective Representatives or other Representatives, with respect to the execution and delivery of this Agreement or the Transactions, notwithstanding the delivery or disclosure to any of them or their respective Representatives of any documentation or other information with respect to any one or more of the foregoing.

Section 9.8    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.9    Assignment. Without the prior written consent of all of the parties hereto, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including by merger or consolidation) or otherwise, except that (x) Buyer may assign its rights (but not its obligations) under this Agreement to one or more of its Affiliates and (y) PropCo may assign all or a portion of its rights (but not its obligations) under this Agreement to one or more of its Affiliates. Any attempted assignment in violation of this Section 9.9 shall be void.

Section 9.10    Parties of Interest; No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its permitted successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except the Financing Parties may enforce (and the Financing Parties are intended third party beneficiaries of) the provisions of Section 7.3(e) (solely to the extent that it relates to the Financing Parties), Section 9.2(d), Section 9.3 (solely to the extent that it relates to the Financing

Parties), this Section 9.10 (solely to the extent that it relates to the Financing Parties), the proviso in the first sentence of Section 9.13, and Section 9.19. In addition, the Sellers agree on behalf of themselves and their Affiliates that none of the Financing Parties or any of their respective former, current or future general or limited partners, shareholders, managers, members, controlling person, Representatives or Affiliates shall have any liability or obligation to the Sellers or any of their Affiliates relating to this Agreement or any of the Transactions (including any Financing) whether at law or equity, in contract, in tort or otherwise.

Section 9.11    Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or PDF file (portable document format file) shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.12    Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 9.13    Amendment. This Agreement may not be amended other than by an instrument in writing signed on behalf of the parties hereto provided, that, notwithstanding anything to the contrary contained herein, Section 7.3(e) (solely to the extent that it relates to the Financing Parties), Section 9.3 (solely to the extent that it relates to the Financing Parties), Section 9.10 (solely to the extent that it relates to the Financing Parties), this proviso of Section 9.13, Section 9.19, Section 9.2(d) and the definition of “Material Adverse Effect” (and any related definition to the extent an amendment of such definition would modify the substance of any of the foregoing provisions) may not be amended in a manner that is materially adverse to the Financing Parties without the prior written consent of the Financing Parties.

Section 9.14    Extension; Waiver. At any time prior to the Closing, Acquirors, on the one hand, and the Sellers, on the other hand, may, to the extent legally allowed (i) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant herein and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. No failure or delay on the part of any party hereto in the exercise of any right or remedy hereunder shall impair such right or remedy or be construed as a waiver of, or acquiescence in, any breach hereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or any other right.

Section 9.15    Attorney-Client Privilege. Recognizing that Milbank LLP has acted as legal counsel to the Sellers and each Company, and that such law firm intends to act as legal counsel to the Sellers and their respective Affiliates (other than the Companies) after the consummation of the Closing, Buyer agrees that, as to all communications among Milbank LLP, the Companies or the Sellers or their respective representatives that (i) relate to the period prior to the consummation of the Closing or (ii) otherwise relate to the negotiations of, or the Transactions, the attorney-client privilege, the work product privilege, the expectation of client confidence and any other legal privileges or immunities belong to the Sellers and their respective Affiliates and may be controlled by the Sellers and their respective Affiliates and shall not pass to or be claimed by Buyer, the Companies or any of their Affiliates or Subsidiaries or be waived by Buyer, the Companies or any of their Affiliates or Subsidiaries. The Sellers and their respective Affiliates may assert the attorney-client privilege, the work product privilege, the expectation of client confidence and any other legal privilege or immunity against Buyer, the Companies or any of their Affiliates or Subsidiaries to the fullest extent permitted by applicable Law. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Companies or any of their Subsidiaries or Affiliates and a third party (other than a party to this Agreement or any of their respective Affiliates) after the Closing, the Companies may assert the attorney-client privilege, the work product privilege or any other applicable privilege or immunity from disclosure to prevent disclosure of confidential communications by Milbank LLP to such third party; provided that neither the Companies nor any of their Affiliates or Subsidiaries may waive such privilege without the prior written consent of the Sellers.

Section 9.16    Representation. Buyer hereby agrees that, notwithstanding the fact that such law firm may be deemed from time to time to have acted as legal counsel to the Sellers and each Company prior to the Closing, following the Closing, Milbank LLP may act as legal counsel to the Sellers or their Affiliates, including in connection with any dispute relating to this Agreement or the Transactions or any other disputes that may arise between any of the parties hereto following the Closing, and Buyer shall not, and shall not cause, suffer or permit any Company, have or seek to have Milbank LLP disqualified from representing any of the Sellers or their respective Affiliates.

Section 9.17    Parent Guarantee.

(a)    Parent irrevocably and unconditionally guarantees to Acquirors the full and timely payment by the Sellers when due of any obligation of the Sellers to pay any amount or amount due to any Indemnified Party pursuant to Section 8.2(a) hereof to the extent the same is required to be paid by the Sellers pursuant to the terms and subject to the conditions and limitations thereof (the “Obligations”). Notwithstanding anything to the contrary contained herein, Acquirors acknowledge and agree on behalf of themselves and each Indemnified Party that (i) to the extent the Sellers are relieved of any of the Obligations for any reason (including pursuant to any limitation arising out of the terms and conditions of Article VIII), Parent shall be similarly relieved of such Obligations for all purposes hereunder, and (ii) Parent may assert, as a defense to, or release or discharge of, any payment or performance by Parent hereunder, any claim, set-off, deduction, defense or release that the Sellers could assert against Acquirors or any Indemnified Party, in each case, under the terms of this Agreement.

(b)    Parent hereby represents and warrants to the Acquirors as of the date hereof and as of the Closing as follows:

(i)    Parent has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement and the performance by Parent of its obligations under this Agreement have been duly authorized by all necessary action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject, as to enforcement, to (A) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (B) general principles of equity; and

(ii)    The execution and delivery of this Agreement does not, and the performance by Parent of its obligations under this Agreement will not, (A) conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent, (B) conflict with or violate any Law applicable to the Parent or (C) require any material notices, reports or other filings by Parent with, nor any material consents by any Governmental Entity, except for any notice, report or other filing by Parent with, or any consent by, any Governmental Entity where the failure to make such notice, report or other filing with, or obtain such consent of, such Governmental Entity would not, individually or in the aggregate, reasonably be expected to impair or delay Parent’s performance of its obligations hereunder.

(c)    Parent shall not assign its rights, interests or obligations hereunder to any other Person without the prior written consent of Acquirors. Any attempted assignment in violation of this section shall be null and void; provided, that, notwithstanding anything to the contrary contained in this Agreement, nothing shall restrict Parent from the sale, transfer, exchange, assignment or other disposition by any means of a majority of its equity securities, or all or substantially all of its assets.

Section 9.18    Unitary Transaction. Sellers and Acquirors hereby agree that if the Closing is to occur, it must be in respect of all Company Interests and all Transferred Real Estate Assets, and, except as otherwise provided herein with respect to a Mountaineer Termination or unless the parties hereafter otherwise agree, Acquirors shall not have the right to acquire, and Sellers shall not have the right to require Acquirors to acquire, fewer than all of the Company Interests and all Transferred Real Estate Assets.

Section 9.19    Non-Recourse. Notwithstanding anything to the contrary contained herein, each of the Companies and the Sellers (in each case on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) hereby waives any rights or claims against any Financing Party for the Financing in connection with this Agreement, any Financing or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, and each of the Companies and the Sellers (in each case on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) agrees not to commence any action or proceeding against any Financing Party for the Financing in connection with this Agreement, any Financing or in respect of any other document or theory of law or equity and agrees to cause any such action or proceeding asserted by each of the Companies or the Sellers (in each case, on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) in connection with this Agreement, any Financing or in respect of any other document or theory of law or equity against any Financing Party for the

Financing to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no financing source for the Financing shall have any liability for any claims or damages to the Companies, the Sellers or any of their respective Affiliates, directors, officers, employees, agents and representatives in connection with this Agreement, any Financing or the transactions contemplated hereby or thereby.

Section 9.20    Releases.

(a)    Effective as of the Closing, Buyer, on behalf of itself and each of the Companies (collectively, the “Buyer Releasing Parties”), each hereby unconditionally and irrevocably and forever releases and discharges each of the Sellers and each of their respective successors and assigns, and any present or former direct and indirect investors, partners, shareholders, equity holders, directors, managers, officers, employees, agents, lenders, principals, members or managers of any of the foregoing Persons (each, a “Seller Released Party”), of and from, and hereby unconditionally and irrevocably waives, any and all claims, debts, losses, expenses, proceedings, covenants, liabilities, suits, judgments, damages, actions and causes of action, obligations, accounts, and liabilities of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract, direct or indirect, at law or in equity (collectively, the “Acquiror Party Released Claims”) that any Buyer Releasing Party ever had, now has or ever may have or claim to have against any Seller Released Party, arising in connection with the management, ownership and operation of any of the Companies; provided, however, that this release does not extend to claims relating to any breach or alleged breach of this Agreement or the Real Estate Purchase Agreement or any of the provisions set forth herein or therein or release or waive any rights to be indemnified, reimbursed and held harmless that the Acquirors are entitled to under Article VIII. Each Buyer Releasing Party expressly waives all rights afforded by any statute which limits the effect of a release with respect to unknown claims. Each Buyer Releasing Party covenants that it will not (and that each Acquiror will cause all other Persons who may seek to claim as, by, through or in relation to any of the Buyer Releasing Parties or any of the matters released by or on behalf of the Buyer Releasing Parties in this Section 9.20(a) not to) sue any of the Seller Released Parties on the basis of any of the Acquiror Party Released Claims herein released and discharged. Each Buyer Releasing Party understands the significance of this release of unknown claims and waiver of statutory protection against a release of unknown claims, and acknowledges and agrees that this waiver is an essential and material term of this Agreement. Each Buyer Releasing Party acknowledges that the Sellers will be relying on the waiver and release provided in this Section 9.20(a) in connection with entering into this Agreement and that this Section 9.20(a) is intended for the benefit of, and to grant third party rights to, each Seller Released Party to enforce this Section 9.20(a).

(b)    Effective as of the Closing, the Sellers each hereby unconditionally and irrevocably and forever releases and discharges each of the Companies and each of their respective successors and assigns, and any present or former direct and indirect investors, partners, shareholders, equity holders, directors, managers, officers, employees, agents, lenders, principals, members or managers of any of the foregoing Persons (each, a “Company Released Party”), of and from, and hereby unconditionally and irrevocably waives, any and all claims, debts, losses, expenses, proceedings, covenants, liabilities, suits, judgments, damages, actions and causes of action, obligations, accounts, and liabilities of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract, direct or indirect, at law or in equity (collectively, the “Seller Released Claims”) that such Seller ever had, now has or ever may have or claim to have against any Company Released Party, arising in connection with the management, ownership and operation of any of the Companies; provided, however, that this release does not extend to claims relating to any breach or alleged breach of this Agreement or the Real Estate Purchase Agreement or any of the provisions set forth herein or therein or release or waive any rights to be indemnified, reimbursed and held harmless that the Sellers are entitled to under Article VIII. Sellers each expressly waive all rights afforded by any statute which limits the effect of a release with respect to unknown claims. Sellers covenant that they will (and that they will cause all other Persons who may seek to claim as, by, through or in relation to Sellers or any of the matters released by or on behalf of Sellers in this Section 9.20(b) not to) sue any of the Company Released Parties on the basis of any of the Seller Released Claims herein released and discharged. Sellers understand the significance of this release of unknown claims and waiver of statutory protection against a release of unknown claims, and acknowledges and agrees that this waiver is an essential and material term of this Agreement. Sellers acknowledge that the Acquirors will be relying on the waiver and release provided in this Section 9.20(b) in connection with entering into this Agreement and that this Section 9.20(b) is intended for the benefit of, and to grant third party rights to, each Company Released Party to enforce this Section 9.20(b).

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

SELLERS:

ISLE OF CAPRI CASINOS LLC

By:	/s/ Edmund L. Quatmann, Jr.
Name: Edmund L. Quatmann, Jr.
Title: Executive Vice President, Chief Legal Officer and Secretary

MTR GAMING GROUP, INC.

By:	/s/ Edmund L. Quatmann, Jr.
Name: Edmund L. Quatmann, Jr.
Title: Executive Vice President, Chief Legal Officer and Secretary

PARENT:

ELDORADO RESORTS, INC.

By:	/s/ Thomas R. Reeg
Name: Thomas R. Reeg
Title: Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

BUYER:

CENTURY CASINOS, INC.

By:	/s/ Erwin Haitzmann
Name: Erwin Haitzmann
Title: Co-CEO

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

BUYER:

CENTURY CASINOS, INC.

By:	/s/ Peter Hoetzinger
Name: Peter Hoetzinger
Title: Co-CEO

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

PROPCO:

VICI PROPERTIES L.P.

By:	/s/ David Kieske
Name: David Kieske
Title: Treasurer

[Signature Page to Equity Purchase Agreement]